                                                                    EXHIBIT 99.3

                      IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE


In re:                                )            Chapter 11
                                      )
Metrocall, Inc., et al.(1),           )            Case No. 02-11579 (RB)
                                      )
        Debtors.                      )            Jointly Administered


                  SECOND AMENDED DISCLOSURE STATEMENT PURSUANT
                  TO SECTION 1125 OF THE BANKRUPTCY CODE WITH
                 RESPECT TO JOINT PLAN OF REORGANIZATION FOR THE DEBTORS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                            DATED AS OF JULY 18, 2002








Jeffrey S. Sabin, Esq.                 Laura Davis Jones, Esq.
David C. Jensen, Esq.                  Christopher J. Lhulier, Esq.
Gabriela Cordo, Esq.                   Rachel Lowy, Esq.
SCHULTE ROTH & ZABEL LLP        and    PACHULSKI, STANG, ZIEHL,
919 Third Avenue                ---    YOUNG & JONES, P.C. Street, Suite 1600
New York, New York  10022              919 North Market
(212) 756-2000                         Wilmington, Delaware 19899-8705
                                       (302) 652 - 4100



                       Counsel to Metrocall, Inc., et al.



---------------------
(1) The affiliated Debtors are Metrocall, Inc and its wholly-owned direct and indirect subsidiaries Metrocall USA, Inc., McCaw RCC Communications Services, Inc., Advanced Nationwide Messaging Corporation, MSI, Inc. and Mobilefone Service, L.P.

               This Disclosure Statement solicits acceptances of the a second amended joint plan (such plan, as may be amended pursuant to Section 1127, the Code, the "Metrocall Prenegotiated Plan" or "Plan") to reorganize Metrocall, Inc. together with its licensing and operating subsidiaries, Metrocall USA, Inc. ("MUSA"), Advanced Nationwide Messaging Corporation ("ANMC"), MSI, Inc. ("MSI"), McCaw RCC Communications, Inc. ("McCaw"), and Mobilfone Service, L.P. (Mobilfone, and the subsidiaries together the "Subsidiaries" and collectively with Metrocall, Inc., "Metrocall") under Chapter 11 of the Bankruptcy Code.

               The Plan contemplates the consolidation of Metrocall's operations through a corporate restructuring and recapitalization intended to preserve the value of the reorganized entities. On or immediately prior to the Effective Date(2), Metrocall, Inc. and its Subsidiaries will undergo a series of combining transactions intended to give effect to the final corporate restructure which shall consist of four primary entities:(3) (i) a parent holding entity, "Reorganized Metrocall, Inc." or "HoldCo."; (ii) a wholly-owned operating subsidiary, the consolidated "Reorganized Operating Subsidiary" or "OpCo.";
(iii) a wholly-owned FCC licensing subsidiary, "Reorganized Metrocall USA, Inc." or "LicenseCo."; and (iv) a wholly-owned investment holding subsidiary, Metrocall Ventures, Inc.(4) ("Ventures"). Metrocall's current organizational structure and proposed, consolidated and reorganized structure are set forth in the organizational charts annexed hereto as Annex 1 and Annex 2, respectively. Metrocall's senior secured lenders, unsecured public noteholders, and general unsecured creditors are asked to vote for the Plan.

               The Plan provides that allowed administrative expense claims, allowed priority claims and allowed secured claims (other than Senior Lender claims and the claims held by GECC), each as defined under the Plan, will be paid in full, in cash, on the later of the Plan's Effective Date or the date such claim becomes due in the ordinary course of business. Allowed Priority Tax Claims, at Metrocall's discretion will either be paid in full in Cash on the Effective Date or pursuant to section 1129(a) of the Bankruptcy Code in full with interest over six years from the date of assessment.

               Under the Plan, allowed claims of Metrocall's secured lenders ("Senior Lenders") arising from and related to Metrocall's existing credit facility pursuant to the Fifth Amended and Restated Loan Agreement dated March 17, 2000, as amended, will receive, in satisfaction of their allowed claims, a pro rata share of (i) the new $60 million Senior Secured Term Note from OpCo. maturing March 31, 2004, (ii) the new $20 million of Secured PIK Notes from HoldCo. maturing December 31, 2004, (iii) 420,000 shares of the New Common Stock issued by HoldCo., equivalent to 42% of the total New Common Stock (subject to ratable dilution of up to 7% for stock options to be issued to employees of OpCo. under the New Stock Option Plan and



--------------------

(2) The Effective Date means the date selected by Metrocall which shall be a business day not later than eleven (11) business days after the Confirmation Date on which all conditions of the Effective Date as set forth in Article X.B of the Plan have been satisfied or waived pursuant to Article X.C of the Plan.

(3) Each of the reorganized entities shall be reincorporated under the laws of the State of Delaware as set forth herein and shall be renamed as follows:
Reorganized Metrocall, Inc. shall be renamed Metrocall Holdings, Inc., the Reorganized Operating Subsidiaries (McCaw, MSI, ANMC and Mobilfone), following their consolidation pursuant to the Plan, shall be renamed Metrocall, Inc. and MUSA and Ventures shall continued to carry the names Metrocall USA, Inc. and Metrocall Ventures, Inc., respectively.

(4) Metrocall Ventures, Inc., a wholly-owned subsidiary of Metrocall, Inc. is not a debtor in these Chapter 11 Cases. Metrocall, Inc. contemplates that, pursuant to the Plan, its ownership of Ventures will not change.

(iv) 5.3 million shares of the Preferred Stock, representing $53 million of the Initial Liquidation Preference. Under the Plan Senior Lenders constitute "Metrocall Class 2 Senior Lender Claims".

               Under the Plan secured creditors of Metrocall (other than the Senior Lenders and GECC) shall be paid in full, in cash in accordance with the terms of their respective agreements with Metrocall or otherwise on the Effective Date of the Plan or Metrocall shall surrender any collateral to the respective secured creditors in full satisfaction of any such claims. The claims of other secured creditors constitute "Metrocall Class 3 Other Secured Claims" under the Plan.

               The Plan further provides that the allowed claims of the (1) holders (the "Noteholders") of the (a) 11-7/8% senior subordinated notes due 2005 pursuant to an Indenture dated as of June 15, 1995, between Metrocall, Inc. and The Bank of New York, as Trustee, (b) 10-3/8% senior subordinated notes due 2007 pursuant to an Indenture dated as of September 27, 1995, between Metrocall, Inc. and HSBC Bank USA, as Trustee, (c) 9-3/4% senior subordinated notes due 2007 pursuant to an Indenture, dated as of October 21, 1997, between Metrocall, Inc. and HSBC Bank USA, as Trustee, (d) 11-7/8% senior subordinated notes due 2005 pursuant to an Indenture dated as of October 24, 1995, between Metrocall, Inc. and The Bank of New York, as Trustee, and (e) 11% senior subordinated notes due 2008 pursuant to an Indenture dated as of December 22, 1998, between Metrocall, Inc. and HSBC Bank USA, as Trustee (collectively the "Subordinated Notes"), and (2) holders of other allowed general unsecured claims against Metrocall, Inc. will be satisfied through pro rata distributions of (i) 580,000 shares, representing 58%, of the newly-issued New Common Stock of HoldCo. (subject to ratable dilution of up to 7% for stock options to be issued to employees of OpCo. under the New Stock Option Plan) and (ii) 500,000 shares, representing $5 million of the $60 million total Initial Liquidation Preference of New Preferred Stock to be issued by HoldCo. Under the Plan such Noteholders and other holders of general unsecured claims constitute "MCall Class 4 General Unsecured Claims". All holders of general unsecured claims against the Metrocall subsidiaries, the "Subsidiary Class 4 General Unsecured Claims, shall receive payment in cash (without post-petition interest) of the full principal amount of their allowed claims.

               The Plan also provides for a "convenience class" which shall include those holders of general unsecured claims against Metrocall, Inc. in an amount of $1,000 or less (excluding any claims arising out of partial assignment of a claim) or holders of claims in excess of $1,000 that irrevocably elect on a ballot soliciting votes to accept the Plan to reduce their respective unsecured claim to the amount of $1,000 or less or shall be treated as "convenience claims" and in lieu of the distribution above shall receive a distribution equal to 40% of their allowed convenience claim in cash on the Effective Date. Such claims constitute "MCall Class 5 Convenience Claims" under the Plan.

               Under the Plan, the intercompany claims, held against or between any of the respective Debtor entities, whether held between the Debtors or affiliates of Metrocall that have not filed Chapter 11 shall not receive any distribution on account of such intercompany claims. All such claims shall either be waived or contributed as capital to the applicable Debtor and discharged.

               The holders of interests including all existing common stock and referred stock of Metrocall, Inc., together with all rights therein and to acquire shares of such stock shall receive no distribution under the Plan and shall be terminated and cancelled upon the Effective Date. The interests in stock of Metrocall, Inc. constitute "MCall Class 7 Equity Interests". All remaining ownership interests in the Metrocall subsidiaries, whether in stock, partnership or other membership interests shall be retained by such holders of such interests and constitute "Subsidiary Class 7 Equity Interests".

               Metrocall believes that confirmation of the Plan and the completion of Metrocall's proposed corporate restructuring pursuant thereto is in the best interests of creditors and complies with all requirements of the Bankruptcy Code. IN ADDITION, CERTAIN OF METROCALL'S PREPETITION SENIOR LENDERS, HOLDING APPROXIMATELY $123 MILLION OF THE $133 MILLION PRINCIPAL OUTSTANDING UNDER THE EXISTING LOAN AND REPRESENTING 89% OF THE HOLDERS OF METROCALL CLASS 2 SENIOR LENDER CLAIMS, TOGETHER WITH NOTEHOLDERS CONSTITUTING $425.7 MILLION OF THE APPROXIMATE $627 MILLION OUTSTANDING PRINCIPAL BALANCE OF THE SUBORDINATED NOTES AND 100% OF THE MEMBERS OF THE NOTEHOLDER COMMITTEE SUPPORT AND, SUBJECT TO THE APPROVAL OF THIS DISCLOSURE STATEMENT, HAVE AGREED TO VOTE IN FAVOR OF THE PLAN AS PROPOSED HEREIN. Accordingly, Metrocall urges the unsecured public noteholders and each of the general unsecured claimants (MCall Class 4 General Unsecured Claims,(5) Subsidiary Class 4 General Unsecured Claims and MCall Class 5 Convenience Claims), as well as, Senior Lenders of its existing secured credit facility (Class 2 Senior Lender Claims) to vote to accept the Plan. Detailed voting instructions are set forth in Section V11.B of this Disclosure Statement. To be counted, a ballot containing your vote to accept or to reject the Plan must be duly completed, executed and actually received by Bankruptcy Management Corp. (the "Disbursing Agent" or "BMC") no later than 4:00 p.m., New York City time, on September 4, 2002. PLEASE NOTE THAT, TO THE EXTENT YOU ARE INSTRUCTED TO RETURN YOUR BALLOT TO YOUR BANK, BROKER, PROXY INTERMEDIARY OR OTHER NOMINEE, YOU MUST LEAVE SUFFICIENT TIME FOR YOUR BALLOT TO BE PROCESSED BY YOUR BANK, BROKER, PROXY INTERMEDIARY OR OTHER NOMINEE AND SUBMITTED TO THE DISBURSING AGENT BY THE VOTING DEADLINE.

               All impaired creditors are encouraged to read and consider carefully this entire Disclosure Statement and the Metrocall "pre-negotiated" Plan which is attached hereto as Exhibit A.

               Holders of claims and holders of interests should not construe the contents of this Disclosure Statement as providing any legal, business, financial or tax advice. Each holder should consult its own legal, business, financial and tax advisors with respect to any such matters concerning this Disclosure Statement, the solicitation, the Plan and the transactions contemplated hereby and thereby.

               On July 18, 2002, this Disclosure Statement was approved by the Bankruptcy Court as containing adequate information, as required by Section 1125 of the Bankruptcy Code, to permit holders of impaired claims and interests to make an informed judgment in exercising their right to vote to accept or to reject the Plan. The Bankruptcy Court has not, however,



---------------------
(5) All capitalized terms not expressly defined herein shall have the meanings ascribed in the Plan.

conducted an independent review or investigation of the factual and financial matters described herein, nor has the Court approved or ruled on the merits of the Plan.

               NEITHER THE SECURITIES OFFERED NOR THE PLAN HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION APPROVED OR DISAPPROVED THIS DISCLOSURE STATEMENT OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THIS DISCLOSURE STATEMENT AND ITS RELATED DOCUMENTS ARE THE ONLY DOCUMENTS AUTHORIZED BY THE COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ACCEPTING OR REJECTING THE DEBTORS' SECOND AMENDED JOINT PLAN OF REORGANIZATION, DATED JULY 18, 2002 (AS MAY BE FURTHER AMENDED, THE "PLAN"). NO REPRESENTATIONS HAVE BEEN AUTHORIZED BY THE BANKRUPTCY COURT CONCERNING THE DEBTORS, THEIR BUSINESS OPERATIONS OR THE VALUE OF THEIR ASSETS, EXCEPT AS EXPLICITLY SET FORTH IN THIS DISCLOSURE STATEMENT.

               BY ORDER DATED ON OR ABOUT JULY 18, 2002, THE BANKRUPTCY COURT
(A) APPROVED THIS DISCLOSURE STATEMENT, IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE, AS CONTAINING "ADEQUATE INFORMATION" TO ENABLE A HYPOTHETICAL, REASONABLE INVESTOR TYPICAL OF HOLDERS OF CLAIMS AGAINST THE DEBTORS TO MAKE AN INFORMED JUDGMENT AS TO WHETHER TO ACCEPT OR REJECT THE PLAN, AND (B) AUTHORIZED ITS USE IN CONNECTION WITH THE SOLICITATION OF VOTES WITH RESPECT TO THE PLAN. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN. NO SOLICITATION OF VOTES MAY BE MADE EXCEPT PURSUANT TO THIS DISCLOSURE STATEMENT AND SECTION 1125 OF THE BANKRUPTCY CODE. IN VOTING ON THE PLAN, HOLDERS OF CLAIMS SHOULD NOT RELY ON ANY INFORMATION RELATING TO THE DEBTORS AND THEIR BUSINESSES, OTHER THAN THAT CONTAINED IN THIS DISCLOSURE STATEMENT, THE PLAN AND ALL EXHIBITS HERETO AND THERETO.

               THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS SUPPORTS THE PLAN AND BELIEVES THAT THE PLAN IS THE BEST AVAILABLE ALTERNATIVE TO CREDITORS UNDER THE CIRCUMSTANCES AND URGES ALL UNSECURED CREDITORS TO ACCEPT THE PLAN.

FORWARD LOOKING STATEMENTS

               THE DISCLOSURE STATEMENT CONTAINS PROJECTED FINANCIAL INFORMATION REGARDING METROCALL AND REORGANIZED METROCALL AND CERTAIN OTHER FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE BASED ON VARIOUS ESTIMATES AND ASSUMPTIONS AND WILL NOT BE UPDATED TO REFLECT EVENTS OCCURRING AFTER THE DATE HEREOF. YOU SHOULD ALSO CONSIDER ANY STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT TO BE FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS TO THE EFFECT THAT METROCALL AND REORGANIZED METROCALL, OR ITS RESPECTIVE MANAGEMENT OR BOARDS OF DIRECTORS "BELIEVE," "EXPECT," "ANTICIPATE," "PLAN," AND SIMILAR EXPRESSIONS. SUCH INFORMATION AND STATEMENTS ARE SUBJECT TO INHERENT UNCERTAINTIES AND TO A WIDE VARIETY OF SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE RISKS, INCLUDING, AMONG OTHERS, THOSE DESCRIBED HEREIN. CONSEQUENTLY, ACTUAL EVENTS, CIRCUMSTANCES, EFFECTS AND RESULTS MAY VARY SIGNIFICANTLY FROM THOSE INCLUDED IN OR CONTEMPLATED BY SUCH PROJECTED FINANCIAL INFORMATION AND SUCH OTHER FORWARD-LOOKING STATEMENTS. THE PROJECTED FINANCIAL INFORMATION CONTAINED HEREIN IS THEREFORE NOT NECESSARILY INDICATIVE OF THE FUTURE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF METROCALL AND REORGANIZED METROCALL WHICH MAY VARY SIGNIFICANTLY FROM THOSE SET FORTH IN SUCH PROJECTED FINANCIAL INFORMATION. CONSEQUENTLY, THE PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS CONTAINED HEREIN SHOULD BE NOT REGARDED AS REPRESENTATIONS BY METROCALL, THEIR RESPECTIVE ADVISORS, OR ANY OTHER PERSON THAT THE PROJECTED FINANCIAL CONDITION OR RESULTS CAN OR WILL BE ACHIEVED. ALL CREDITORS ARE ENCOURAGED TO READ AND CAREFULLY CONSIDER THE ENTIRE DISCLOSURE STATEMENT, INCLUDING THE PLAN AND OTHER EXHIBITS ATTACHED HERETO, PRIOR TO SUBMITTING BALLOTS PURSUANT TO THIS SOLICITATION.

        No person is authorized by Metrocall in connection with the Plan or the solicitation of votes for the Plan to give any information or to make any representation other than as contained in this Disclosure Statement and the Exhibits hereto or incorporated by reference or referred to herein, and, if given or made, such information or representation may not be relied upon as having been authorized by Metrocall.

        The delivery of this Disclosure Statement will not under any circumstances imply that the information herein is correct as of any time subsequent to the date hereof. Any estimates of claims and interests set forth in this Disclosure Statement may vary from the final amounts of claims or interests allowed by the Bankruptcy Court.

        The summaries of the Plan and other documents contained in this Disclosure Statement are qualified in their entirety by reference to the Plan itself, the Exhibits thereto and hereto and all documents described therein. Subject to the forgoing qualification, the information contained in this Disclosure Statement, including the information regarding the history, businesses and operations of Metrocall, the historical and projected financial information, and the liquidation analysis, is included herein for purposes of soliciting acceptances of the Plan. As to contested matters, however, such information is not to be construed as admissions or stipulations, but rather as statements made in respect of settlement negotiations.

        All capitalized terms used in this Disclosure Statement and not otherwise defined herein have the meanings ascribed thereto in the Plan. In the event of a conflict, the meanings ascribed in the Plan shall govern.

                                   DEDICATION


                      THE CONFIRMATION AND CONSUMMATION OF
                    METROCALL'S JOINT PLAN OF REORGANIZATION
                   IS DEDICATED TO OUR FORMER CHIEF OPERATING
             OFFICER, STEVEN D. "JAKE" JACOBY, WHOSE SMILE, HUMOR,
             LEADERSHIP AND FRIENDSHIP SHALL FOREVER BE REMEMBERED.

                      IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE

In re:                                  )      Chapter 11
                                        )
Metrocall, Inc., et al.(6),             )      Case No. 02-11579 (RB)
                                        )
        Debtors.                        )      Jointly Administered


                  SECOND AMENDED DISCLOSURE STATEMENT PURSUANT
                   TO SECTION 1125 OF THE BANKRUPTCY CODE WITH
                 RESPECT TO JOINT PLAN OF REORGANIZATION FOR THE
                 DEBTORS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                                 IMPORTANT DATES

 Voting Record Date:                            July 18, 2002
 Bar Date:                                      August 16, 2002
 Rule 3018 Deadline:                            August 17, 2002
 Objection to Confirmation:                     September 5, 2002
 Deadline to Resolve 3018 Claims:               September 9, 2002 at 1:30 a.m.
 Voting Deadline:                               September 4, 2002
 Deadline for Assumption/Rejection              September 5, 2002
 Confirmation Hearing:                          September 12, 2002 at 1:30 p.m.

--------------------------------------------------------------------------------
                            DATED AS OF JULY 18, 2002




Jeffrey S. Sabin, Esq.                   Laura Davis Jones, Esq.
David C. Jensen, Esq.                    Christopher J. Lhulier, Esq.
Gabriela Cordo, Esq.                     Rachel Lowy, Esq.
SCHULTE ROTH & ZABEL LLP         and     PACHULSKI, STANG, ZIEHL,
919 Third Avenue                         YOUNG & JONES, P.C. Street, Suite 1600
New York, New York  10022                919 North Market
(212) 756-2000                           Wilmington, Delaware 19899-8705
                                         (302) 652 - 4100



                       Counsel to Metrocall, Inc., et al.



-------------------------------
(6) The affiliated Debtors are Metrocall, Inc and its wholly-owned direct and indirect subsidiaries Metrocall USA, Inc., McCaw RCC Communications Services, Inc., Advanced Nationwide Messaging Corporation, MSI, Inc. and Mobilefone Service, L.P.

                                TABLE OF CONTENTS

I.      SUMMARY OF THE PLAN AND TREATMENT OF CLAIMS............................................................1

        A.     Background:  The Development of the Plan and Reasons for Metrocall's Chapter 11 Filing..........1

        B.     Treatment of Claims and Interests under the Plan................................................7

        C.     Summary of Reserves Established Under the Plan.................................................14

        D.     Summary of Voting Procedures...................................................................14

               1.     Summary of Senior Lender claim procedures for voting to accept or to reject the
                      Plan....................................................................................15

               2.     Summary of procedures for voting to accept or to reject the Plan by Holders of
                      General Unsecured Claims and Convenience Claims, including the Noteholder
                      Claims, against Metrocall, Inc. and GECC Class 3(A) Claims..............................15

               3.     Summary of Subsidiary general unsecured claim procedures for voting to accept or to reject the Plan......................................................................16

               4.     Summary of Intercompany claims procedures for voting to accept or to reject the
                      Plan....................................................................................16

        E.     Summary of Metrocall's Projected Regulatory Clearance/Plan Approval Time Line .................17

II.     METROCALL AND THE MOBILE COMMUNICATIONS INDUSTRY......................................................17

        A.     Overview of the Mobile Communications Industry.................................................17

               1.     General.................................................................................17

               2.     Regulation..............................................................................18

                      a.     Federal Regulation--Overview.....................................................19

                             (1)    Foreign Ownership Restrictions............................................21

                             (2)    Limitations on Allocation of Numbers......................................21

                             (3)    Interconnection...........................................................21

                             (4)    Additional Regulatory Obligations and Benefits............................22

                      b.     State Regulation.................................................................22

                      c.     Regulatory Litigation............................................................23

        A.     Metrocall's Business...........................................................................24

               1.     Description of Metrocall's Business.....................................................24

                      d.     Business & Restructuring Strategy................................................24

                      e.     Wireless Messaging Services, Products and Operations.............................28


                      f.     Networks & Licenses..............................................................31

                      g.     Sources of Equipment and Network Infrastructure..................................32

                      h.     Competition......................................................................33

                      i.     Employees........................................................................34

                      j.     Trademarks.......................................................................35

                      k.     Properties.......................................................................35

                      l.     Litigation.......................................................................36

                      m.     Metrocall's Incorporation........................................................36

               1.     Metrocall's Management..................................................................36

                      a.     Directors and Executive Officers.................................................36

                      b.     Board Committees.................................................................39

                      c.     Indemnification and Director Liability...........................................39

                      d.     Director Compensation............................................................40

                      e.     Compensation Committee Interlocks and Insider Participation......................40

                      f.     Executive Employment Arrangements................................................41

                      g.     Stock Option Grants..............................................................42

                      h.     Option Exercises and Year-End Option Table.......................................42

                      i.     Stock Option Plans Overview......................................................42

                      j.     Key Employee Retention Plan......................................................42

                      k.     Employee Stock Purchase Plan.....................................................42

                      l.     Profit Sharing and Retirement Benefits...........................................42

               2.     Metrocall's Selected Historical Consolidated Financial and Operating Data...............43

                      n.     Financial Condition and Operating Results........................................43

               3.     Metrocall Management's Discussion and Analysis of Financial Condition and
                      Results of Operations...................................................................46

                      o.     Results of Operations............................................................46

                             (1)    First fiscal quarter ended 03/31/02 as compared to fiscal year ended 03/31/01............................................................46

                             (2)    Fiscal year ended 12/31/01 as compared to fiscal year ended
                                    12/31/00..................................................................51

                             (3)    Fiscal Year Ended December 31, 2000 Compared With December 31, 1999 ......56


                      p.     Liquidity and Capital Resources..................................................60

                             (i)    Cash Flows as of March 31, 2002...........................................60

                             (ii)   Cash Flows as of December 31, 2001........................................61

                      q.     Inflation........................................................................63

               4.     Description of Metrocall's Equity Securities............................................63

                      r.     Common Stock.....................................................................64

                      s.     Preferred Stock..................................................................65

                      t.     Warrants.........................................................................66

                      u.     Preferred Stock Rights Plan......................................................66

                      v.     Termination of Existing Common Stock, Existing Preferred Stock and
                             Options, Rights Warrants.........................................................66

                      w.     Foreign Ownership Restrictions...................................................67

                      x.     Anti-Takeover Provisions.........................................................67

                      y.     Transfer Agent...................................................................68

                      z.     Stock Trading....................................................................68

                      aa.    Dividend Policy..................................................................69

                      bb.    Unregistered Securities..........................................................69

III.    METROCALL'S CHAPTER 11 CASES..........................................................................69

IV.     METROCALL'S JOINT PLAN OR REORGANIZATION..............................................................73

        B.     General........................................................................................73

        C.     Corporate Governance...........................................................................76

               1.     Ownership and Voting....................................................................76

               2.     Certificate of Incorporation and By-laws................................................76

               3.     Directors and Officers..................................................................77

               4.     Corporate Action........................................................................77

        D.     Management.....................................................................................78

        E.     Other Employment Matters.......................................................................79

        F.     Confirmation...................................................................................80

        G.     Metrocall's Reasons for the Restructure........................................................80

        H.     Interests of Certain Persons in the Restructure................................................81

        I.     Conditions to Confirmation and Consummation of the Plan........................................83

        J.     Quotation on Nasdaq National Market System.....................................................84

        K.     Resale of New Common Stock and Preferred Stock to be Distributed Pursuant to the Plan .........84

        L.     Means for Implementation of the Plan...........................................................87

        M.     Amendments to the Plan.........................................................................89

V.      METROCALL FOLLOWING REORGANIZATION....................................................................89

        N.     Business.......................................................................................89

        O.     Projections for Reorganized Metrocall..........................................................89

VI.     RISKS RELATED TO METROCALL'S REORGANIZATION...........................................................98

        P.     Risks Related to Metrocall's Business..........................................................98

        Q.     Risks Related to Regulatory Approvals Necessary for Reorganization............................103

VII.    THE JOINT PLAN OF REORGANIZATION.....................................................................103

        R.     General.......................................................................................103

        S.     Voting Instructions and Procedures............................................................104

               1.     Voting Procedures......................................................................105

                      a.     Senior Lender Claims............................................................106

                      b.     GECC Secured Claim..............................................................106

                      c.     Subsidiary General Unsecured Claims.............................................106

                      d.     Metrocall, Inc. General Unsecured Claims including Subordinated
                             Noteholder Claims within the Metrocall, Inc. General Unsecured Class 4..........106

                      e.     Allowed Convenience Class Claims................................................106

                      f.     Allowed Intercompany Claims.....................................................106

               2.     Defects, Irregularities, Etc...........................................................107

               3.     Withdrawal of Ballot or Master Ballot..................................................107

        T.     Classification of Claims and Equity Interests under the Plan..................................108

        U.     Summary of Treatment under the Plan...........................................................108

               1.     Non-Classified Claims..................................................................108

                      a.     Administrative Expense Claims...................................................108

                      b.     Professional Fees...............................................................109

               2.     Unimpaired Claims......................................................................109

                      a.     Priority Tax Claims.............................................................109

                      b.     Other Priority Claims...........................................................109

                      c.     Other Secured Claims............................................................109


                      d.     Subsidiary Stock and ownership..................................................109

               3.     Impaired Claims........................................................................110

                      a.     Metrocall, Inc. GECC Secured Claim (MCall Class 3(A))...........................110

                      b.     Metrocall, Inc. General Unsecured Claims (MCall Class 4)........................110

                      c.     Senior Lender Claims (MCall Class 2, MUSA Class 2, MSI Class 2, Mobilfone
                             Class 2, McCaw Class 2, and ANMC Class 2, collectively Metrocall Class 2
                             Senior Lender Claims)...........................................................112

                             (1)    Summary of the Senior Secured Term Note..................................112

                             (2)    Summary of the Secured PIK Notes.........................................113

                             (3)    Summary of the New Preferred Stock.......................................113

                      d.     Intercompany Claims (MCall Class 6, MUSA Class 6, MSI Class 6, Mobilfone
                             Class 6, McCaw Class 6, and ANMC Class 6, collectively Metrocall Class 6
                             Intercompany Claims)............................................................114

                      e.     Subsidiary General Unsecured Claims  (MUSA Class 4, MSI Class 4,
                             Mobilfone Class 4, McCaw Class 4, and ANMC Class 4, collectively the
                             Subsidiary Class 4 General Unsecured Claims)....................................114

        V.     Summary of Other Provisions of the Plan.......................................................114

               1.     Discharge..............................................................................114

               2.     Injunction.............................................................................115

               3.     General Releases.......................................................................115

               4.     Exculpation for Post Petition Conduct..................................................115

               5.     Preservation of Rights of Action.......................................................116

               6.     Executory Contracts and Unexpired Leases...............................................116

               7.     Continued Corporate Existence and Vesting of Assets in Reorganized Metrocall ..........116

               8.     Amendments to Certificate of Incorporation and By-Laws.................................117

               9.     Retention of Jurisdiction by the Bankruptcy Court......................................118

               10.    Dissolution of the Committee...........................................................118

               11.    Causes of Action.......................................................................118

               12.    Cancellation of Instruments and Securities.............................................119

               13.    Issuance of New Securities; Execution of Related Documents.............................119

               14.    Reserves for Disputed Claims...........................................................119

               15.    Distributions with Respect to Holders of Senior Lender Claims..........................119

               16.    Distributions with Respect to Metrocall, Inc. General Unsecured Claims including
                      Subordinated Note Claims................................................................119

               17.    Distributions with Respect to Subsidiary General Unsecured Claims.......................121

        W.     Effect of Consummation of the Plan.............................................................121

               1.     Vesting of Rights.......................................................................121

               2.     Discharge...............................................................................122

               3.     Binding Effect..........................................................................122

        X.     Modification of the Plan.......................................................................122

        Y.     Confirmation Standards.........................................................................123

               1.     Good Faith and Compliance with Law......................................................123

               2.     Best Interests..........................................................................123

               3.     Feasibility.............................................................................123

               4.     Plan Acceptance.........................................................................124

        Z.     Confirmation of the Plan Without Acceptance by All Classes of Impaired Claims..................124

        AA.    Consequences of Insufficient Votes in Favor of the Plan........................................125

        BB.    Best Interests Test/Liquidation Analysis.......................................................126

               1.     General.................................................................................126

               2.     The Liquidation Analysis................................................................127

VIII.   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS............................................................130

        A.     Federal Income Tax Consequences To Reorganized Metrocall.......................................131

        CC.    Federal Income Tax Consequences To Claim Holders...............................................133

        DD.    Ownership and Disposition of Senior Secured Notes, Senior Secured PIK Notes, New
               Preferred Stock and New Common Stock...........................................................135

IX.     MISCELLANEOUS.........................................................................................139

        EE.    Where You Can Find More Information............................................................139

        FF.    Incorporation of Documents by Reference........................................................139

        GG.    The Information Agent..........................................................................140

II.     CONCLUSION............................................................................................140

EXHIBITS
EXHIBIT A......SECOND AMENDED JOINT PLAN OF REORGANIZATION

ANNEXES

ANNEX 1:.......PRE-REORGANIZATION CORPORATE ORGANIZATIONAL CHART

ANNEX 2:.......PROPOSED POST-REORGANIZATION CORPORATE ORGANIZATION CHART

I.      SUMMARY OF THE PLAN AND TREATMENT OF CLAIMS

        A. BACKGROUND: THE DEVELOPMENT OF THE PLAN AND REASONS FOR METROCALL'S CHAPTER 11 FILING

               Metrocall is a leading provider of local, regional and national paging and other wireless messaging and related services to businesses, individuals and government entities. Metrocall provides (via devices purchased from Motorola, Inc. and other manufacturers) one way messaging services using its narrowband nationwide network based on its ownership of licenses from the Federal Communication Commission ("FCC"). Advanced messaging services (or two-way paging using devices purchased from Motorola) are provided nationwide via contractual arrangements for the use of Weblink Wireless, Inc.'s ("Weblink") network.(7) Metrocall also distributes digital broadband and PCS phones and related products through distribution and dealer/reseller agreements primarily with AT&T Wireless and Nextel.

               Since "going public" in 1993, Metrocall's subscriber base has increased from less than 250,000 customers to a peak of approximately 6.3 million in June, 2001. As of March 31, 2002 Metrocall was the second largest messaging company in the U.S. having approximately 4.7 million one-way subscribers and 232,000 two-way subscribers. This rapid growth of Metrocall's customer base has been the result of internal growth (utilizing Metrocall's extensive sales force) and multiple paging industry mergers and acquisitions.

               Metrocall's operations require the availability of substantial funds to finance the maintenance and growth of its existing paging operations and subscriber base, development and construction of future wireless communications networks, expansion into new markets, and the acquisition of other wireless communications companies. Metrocall's customer growth has been financed in large part by proceeds from its secured Credit Facility, the issuance and/or assumption of publicly-issued unsecured notes and the issuance of additional equity securities.

               During the winter of 2001, Metrocall, Inc.'s board of directors concluded that a combination of Metrocall with another major paging company and/or the acquisition of a two-way network was highly desirable, if not essential, in order to enable Metrocall to achieve cost savings and other synergies necessary for it to remain competitive in the wireless messaging industry. The board directed management to explore whether such a combination was possible and, shortly thereafter, negotiations were commenced with Weblink regarding a potential merger. As indicated above, Weblink presently owns and operates the advanced messaging network used by Metrocall to provide service to its advanced messaging and certain of its traditional paging customers.(8)



---------------------
(7) Metrocall also has a reseller agreement with Motient which effectively provides Metrocall access to their network, a non-Reflex network, as an alternate and additional form of two-way messaging capability.

(8) Metrocall does not presently own or operate an advanced messaging network. Metrocall's current network infrastructure is adapted solely for use as a traditional paging network although this network could be modified over time to support advanced messaging or other features and services. In order to gain access to an established advanced messaging network, Metrocall entered into a strategic alliance agreement with Weblink that provides for, among other things, Metrocall's usage of Weblink's network for advanced messaging services. Presently Metrocall is dependent upon continued access to the Weblink network for continued service of Metrocall's advanced messaging customer base.

               As a result of the continued declining trends associated with traditional, one-way, paging,(9) Metrocall's revenue base declined overall and Metrocall was unable to meet covenant requirements for the first quarter of 2001 under its secured revolving facility that would have otherwise provided Metrocall with access to additional availability. The decline in revenues and operating cash flows and the impact of recurring net losses have placed pressures on Metrocall's financial condition and liquidity position. On March 14, 2001, Metrocall's Senior Lenders issued a written notice of default under Metrocall's Credit Facility but reserved their rights with respect to the exercise of any remedies as a consequence of such defaults.(10)

               Increased and intense competition from both within the paging industry and from other providers of wireless services, including cellular phones, digital broadband PCS and other new multi-featured devices and networks, beginning in 2000, caused a decrease in Metrocall's revenues as the demand for paging services slowed. In addition, the revenue decline placed significant pressure on Metrocall's ability to generate the funds needed to maintain both its operations and service its debts. Accordingly, on March 15, 2001 Metrocall announced that it would suspend payment of interest due on the Subordinated Notes in order to maintain sufficient cash to continue operations while it began to formulate a restructuring proposal to preserve value for its stakeholders.

               Accordingly, Metrocall decided to seek to restructure its outstanding debt, either in conjunction with a strategic transaction or on a standalone basis. It then engaged Lazard Freres & Co., LLC to advise it with respect to evaluating its strategic and financial options, including a strategic business combination and/or potential debt restructuring. On or about April 1, 2001, Metrocall entered into a "Restructure and Section 303 Agreement" with Weblink. This agreement provided for the merger of Weblink and Metrocall in conjunction with a proposed restructuring of each party's respective outstanding indebtedness. The merger and restructuring was to be implemented by each party filing for protection under Chapter 11 of the Bankruptcy Code and obtaining confirmation of plans of reorganization. The merger-type transaction with Weblink was conditioned upon, among other things, Weblink obtaining a DIP credit facility sufficient to meet Weblink's projected operating needs, the realization of certain projected synergies and Weblink maintaining its core business structure.

               On April 17, 2001, Weblink advised Metrocall that it would not obtain the necessary DIP facility commitments as required under the Agreement. On May 11, 2001, Metrocall elected to terminate the Agreement and advised Weblink, in writing, of the termination. Consequently, Metrocall and its advisors continued to evaluate the prospects of an internal restructuring, as well as, other potential alternatives. These efforts included Metrocall's

----------------------
(9) Metrocall's traditional one-way paging operations account for approximately 90% of its revenues and operating cash flow (earnings before interest, taxes, depreciation and amortization, or "EBITDA"). Although Metrocall experienced growth in the number of one-way subscribers in 2000, this growth was primarily achieved through Metrocall's indirect distribution channels, which are characterized by lower average monthly revenues per unit ("ARPU"). During 2000, Metrocall began to provide advanced wireless data and messaging services which are characterized by higher ARPU, but also higher operating and capital costs, than traditional paging services.

(10) Metrocall's Senior Lenders subsequently, on April 10, 2001, exercised their right to terminate Metrocall's Credit Facility as a result of continued covenant defaults and Metrocall's default under its Subordinated Notes.

development of a plan for a stand-alone restructuring that would be presented for consideration first to the restructuring subcommittee of Metrocall's board of directors, followed by the board of directors and ultimately to Metrocall's primary creditor constituencies, the Senior Lenders and the ad hoc Noteholder Committee.

               On May 23, 2001, Weblink and certain of its affiliates filed petitions for relief with the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Weblink Bankruptcy Court"), under Chapter 11 of the United States Bankruptcy Code. Weblink's bankruptcy is significant for Metrocall because of Metrocall's reliance, in part, on Weblink's two-way messaging network through a series of strategic alliance agreements. On May 15, 2001, the Weblink Bankruptcy Court entered an order approving Disclosure Statement with respect to Plan, a confirmation hearing has been scheduled for August 22, 2002.

               Throughout 2001 and continuing in 2002, Metrocall has endeavored to preserve its relationship with Weblink to ensure continued access to Weblink's two-way network. On August 29, 2001, Metrocall entered into certain amendments of the Strategic Alliance and National Services Agreements (collectively, the "Amended Alliance Agreements") that it maintains with Weblink. These Amended Alliance Agreements are essential to the continued support and operation of the Metrocall's advanced (two-way) messaging services and certain of its customers with traditional (one-way) messaging services. Under the Amended Alliance Agreements, Metrocall purchases from Weblink (for resale to Metrocall's customers) access and services for transmission of advanced and traditional messaging on Weblink's nationwide narrowband personal communications service network. These Amended Alliance Agreements enable Metrocall to continue to provide advanced messaging services to its customers.(11)

               In an effort to address Metrocall's capital needs and as a result of ongoing consolidation in the paging industry and other competition, Metrocall, continued to explore and consider various reorganization alternatives with the assistance of their outside advisors. Upon termination of the Weblink transaction, Metrocall began developing a standalone model for such a restructuring. During this time, on or about September 5, 2001, another interested party(12) approached Metrocall and expressed its interest in a possible acquisition. This expression of interest led to negotiations regarding a proposed transaction that would include Metrocall's

---------------------------
(11) Under the Amended Alliance Agreements, Metrocall is required, among other things, to prepay for estimated monthly usage fees pursuant to an amendment dated August 29, 2001. The Amended Alliance Agreements were further modified by amendment dated as of October 25, 2001 by the order entered on January 18, 2002 by the United States Bankruptcy Court for the Northern District of Texas in Weblink's bankruptcy cases otherwise giving Weblink, upon satisfaction of certain terms and conditions, the right to terminate the agreement if Metrocall fails to obtain a final order assuming the Amended Alliance Agreements, as amended, by April 30, 2002 in these Bankruptcy Cases. On April 30, 2002, Weblink filed a motion seeking bankruptcy court approval to further extend the April 30, 2002 date to the earlier of October 30, 2002 or a date which is 45 days after Metrocall's Petition Date, effectively July 18, 2002. A hearing on Weblink's motion in its Chapter 11 case had been scheduled for June 14, 2002 and has subsequently been adjourned to August 1, 2002. On July 17, 2002, Metrocall filed a motion seeking authority and approval to assume the Alliance Agreements. Metrocall's motion will be heard on August 8, 2002.

(12) Metrocall is not at liberty to disclose the identity or the specific terms of such other transaction as it is bound to terms of non-disclosure agreements with such party.

reorganization under a Chapter 11 filing. As a result of these negotiations and the rapid pace with which they developed, Metrocall tabled its efforts to further develop a stand-alone restructure plan.

               On October 9, 2001, Metrocall, together with the proposed acquirer, met with Metrocall's Senior Lenders and their representatives, as well as an ad hoc committee of Noteholders (the "Noteholder Committee") to discuss a plan for reorganization of Metrocall based upon an acquisition by this third party. Metrocall's board of directors convened in mid-October, 2001 to consider the proposed transaction and approved same. As a result of that meeting, Metrocall and the prospective party issued definitive lock-up agreements and a proposal for a plan of reorganization for execution on November 5, 2001.

               Notwithstanding Metrocall's efforts to consummate the transaction with this entity and assurances from the chief executive officer of the prospective acquirer as to its board's desire to conclude such a transaction, Metrocall later learned, on or about November 18, 2001, that the prospective acquirer's board had not achieved consensus on the proposed transaction and that the entity had, in fact, elected not to proceed with Metrocall.

               Metrocall immediately notified its primary creditor constituencies, including the Senior Lenders and the Noteholder Committee of the terminated acquisition proposal. Metrocall consequently returned its focus to the development of a stand-alone restructure and, with the assistance and guidance of its investment advisors and other professionals, Metrocall began to develop the basis for a stand-alone restructure while continuing to consider and explore various restructuring alternatives and need for recapitalization.

               In late November 2001, before Metrocall was able to revise and finalize its business model that would form the basis for a stand-alone restructure, reports began to spread among the major players in the wireless messaging industry that Motorola, Metrocall's sole supplier for two-way messaging devices, elected to discontinue its manufacture and/or support for paging and wireless messaging devices. These announcements were being made from senior management members of Motorola to its larger customers, including Metrocall.(13)

               Metrocall immediately scheduled meetings with Motorola representatives which took place on November 27 and 28, 2001 at which time Motorola verbally confirmed that its intent to discontinue manufacturing and/or supplying its one-way and two-way wireless messaging devices by early to mid 2002. (Motorola subsequently issued a related press release on December 3, 2001 confirming its intent to exit the industry.)

-------------------------
(13) During May 2001, Glenayre, a provider of maintenance services and equipment for Metrocall's network, publicly announced that it would exit the wireless messaging segment but would retain a core group of engineers for software and hardware maintenance on switches and terminals. At or about that time similar rumors began to surface regarding Motorola's continued support for the ReFlex platform on which its wireless messaging devices operate, although at that time these rumors were not confirmed by Motorola. Recently, Glenayre signed an agreement to continue such services to Metrocall for the next year and at Metrocall's discretion, an option to extend the maintenance contract for an additional one year term.

               Motorola advised Metrocall that it would continue to accept orders through February 2002, on a prepaid basis, and would make final deliveries of product on or about June 2002. At that time Metrocall projected that its current two-way inventory together with orders placed with Motorola through February would be sufficient to meet Metrocall's demands through at least June 2002 and that Metrocall would, thereafter, need to source paging and wireless messaging from an alternate supplier.(14) Presently alternative suppliers of two-way messaging devices are developing new products.(15)

               Metrocall's then existing stand-alone reorganization plan presumed, among other things, that Metrocall would have sufficient inventory to meet the demands of two-way subscribers. Consequently Metrocall advised its Senior Lenders that it could not support its projections absent a resolution of the two-way inventory supply concerns beyond 2002.

               On or about January 29, 2002, Metrocall entered into a final purchase agreement with Motorola pursuant to which Metrocall prepaid Motorola approximately $13.2 million from January 30, 2002 through February 28, 2002 for final orders of one-way and two-way devices to be delivered through June 30, 2002.

               Shortly after these events, Metrocall received and finalized numbers for its operating results in the fourth quarter of 2001. Upon review of its performance for the period, Metrocall determined that the downward trend in traditional paging subscribers had accelerated and exceeded previously anticipated declines for the quarter. Metrocall also determined that net subscriber add-ons (i.e., new subscriber accounts) for advanced messaging services were below the company's previously projected benchmarks. Upon further review, Metrocall determined that these trends were not unique to Metrocall but were industry-wide and that Metrocall would need to adjust its projections and business model to address certain anticipated changes in the industry over the next several years.

               Metrocall in the absence of certainty with respect to a stable two-way supply source combined with intense competition from providers (including competition from alternative technologies such as broadband) determined that a revised business plan would be necessary to ensure the company's long term viability. Metrocall immediately conferred with its financial advisors and the restructuring subcommittee of the board to determine an appropriate course of action. Metrocall, with the assistance of its advisors, then determined that a corporate "right-sizing" would be implemented whereby certain operations would be consolidated and staffing levels reduced to service a projected core level of on-going traditional paging subscribers while de-emphasizing Metrocall's efforts to grow its advanced, two-way, messaging. Metrocall has determined that the allocation of resources, which includes a considerable portion of Metrocall's operating expenses and significant capital expenditures, for advanced messaging



-----------------------
(14) Metrocall has since determined, based on declining growth rates for advanced subscribers and Metrocall's revised business model, that it will have sufficient quantities of two-way inventory to meet demands through 2002.

(15) The advanced paging networks of Metrocall, Arch Wireless and Weblink, among others, were developed using Motorola's patented ReFlex technology. Motorola has licensed both its one-way and two-way technology and patent rights to multiple offshore manufacturers. A current supply of one-way exists to fulfill Metrocall's business plan. Two-way advanced messaging devices are being developed by multiple businesses and are expected to be available in the first quarter 2003.

was no longer warranted given industry trends, diminishing returns to Metrocall and increased competition from alternate technologies such as broadband and PCS providers.

               On March 15, 2002 Metrocall again met with its Senior Lenders and their representatives to put forth Metrocall's proposed terms for its corporate restructuring and pre-arranged plan of reorganization. Immediately thereafter Metrocall made a similar presentation via teleconference to the Noteholder Committee and their representatives.

               Following these presentations, Metrocall continued to work with both the Senior Lenders and ad hoc Noteholder Committee to achieve consensus for Metrocall's proposed Plan and again met with representatives for its Senior Lenders and ad hoc Noteholder Committee on April 23, 2002 and April 25, 2002. As a result of the continued negotiations and meetings, Metrocall issued a draft term sheet, including drafts of lock-up agreements, setting forth Metrocall's proposed terms and conditions for a consensual, pre-negotiated, joint plan of reorganization.

               Metrocall's Senior Lenders and the ad hoc Noteholder Committee each provided comments to Metrocall's draft term sheet and over the following several weeks Metrocall worked diligently with these parties to finalize the terms for a pre-negotiated plan. The culmination of these efforts was presented in a final form of "Lock-Up Agreement" and "Plan Term Sheet" submitted to the Senior Lenders and ad hoc Noteholder Committee on May 14, 2002 for consideration. On May 23, 2002, after some final revisions, Metrocall received executed Lock-Up Agreements, attached to the Plan as Exhibit D, from eight of the nine Senior Lenders holding in excess of 89% of the claims under the Senior Credit Facility and each member of the ad hoc Noteholder Committee representing approximately 67% of the total outstanding Noteholder claims. The Lock-Up Agreement, among other things, provides for and requires the Senior Lenders and the ad hoc Noteholder Committee members to support and vote for the proposed Plan and to support the entry of various orders requested by Metrocall which would facilitate Metrocall's reorganization process.

               In light of current conditions in the financial markets, Metrocall believes it is unlikely that it can attract new debt or equity financing. Nonetheless, Metrocall believes its level of operating cash flow, particularly following the de-leveraging of the company contemplated under the Plan, can provide a basis for a restructuring of its balance sheet that will better enable it to generate increases in future cash flow and thereby increase value for Metrocall's stakeholders.

               As of the Petition Date, the aggregate principal amount outstanding under the Senior Credit Facility remained approximately $133 million and although Metrocall does not have access to further availability under the Credit Facility, Metrocall's cash flow (assuming compliance with the orders of the Bankruptcy Court approving use of the Cash Collateral) is presently sufficient to service interest payments on such senior secured debt, to continue unaffected service to customers, to satisfy its obligations to professionals, critical vendors and other entities as the Bankruptcy Code of the Bankruptcy Court may require and to form the basis for the proposed Plan. In addition, Metrocall has implemented a number of operating initiatives as a means of addressing their liquidity difficulties and has revised its business model in a manner intended to address its projected long term capital needs and to provide the feasibility for its Plan.

               On June 3, 2002, (the "Petition Date"), Metrocall filed for Chapter 11 protection in the District of Delaware in order to implement its joint plan to recapitalize the company through a restructuring of its existing debt and to consolidate operations, all of which Metrocall believes will maximize the value for its stakeholders.

        B.  TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN

               Pursuant to Section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims, and Priority Tax Claims are not classified for purposes of voting on, or receiving distributions under, the Plan. Rather, all such claims are treated separately as set forth in the Plan and in accordance with the requirements set forth in Section 1129(a)(9)(A) of the Bankruptcy Code. In addition, the Plan leaves unimpaired (i) certain secured claims other than those claims held by the Senior Lenders & GECC arising from or related to the Credit Facility and (ii) equity, membership or other ownership interests in each of the Subsidiaries. The Senior Lender claims, together with claims of general unsecured creditors of Metrocall (including Noteholder claims), intercompany claims, and equity interests in Metrocall, Inc. all deemed to be impaired under the Plan. A summary of the treatment afforded all classes of allowed claims and allowed interests under the Plan is set forth immediately below:


                   [Balance of Page Intentionally Left Blank]

CLASSIFICATION & ESTIMATES                        TREATMENT
-----------------------------------------------------------------------------------------------------
-  Administrative Expense Claims                  -  Unimpaired
                                                  -  Paid in full in cash in ordinary course of
(unclassified)                                       business (to the extent incurred in the ordinary
                                                     course of business) or on the later of (i) the
Estimated Amount(s):                                 Effective Date of the Plan or (ii) the date such
                                                     claim becomes an allowed claim
 MCall       $16,495,000                          -  Estimated full recovery
 MUSA        $        -0-                         -  Not entitled to vote
 ANMC        $    65,000
 McCaw       $    20,000                          Administrative Expense claims will include
 Mobilfone   $    75,000                          claims under Sections 503(b), 507(b) or 1114 of
 MSI         $        -0-                         the Bankruptcy Code entitled to priority under
                                                  Section 507(a)(1) of the Bankruptcy Code,
 TOTAL       $16,655,000                          including, without limitation, post-petition
                                                  professional fees and expenses, expenses
                                                  incurred by the Indenture Trustee for the
                                                  Subordinated Notes, and all cure amounts all as
                                                  more specifically set forth in the Plan.
-----------------------------------------------------------------------------------------------------
-  Priority Tax Claims (16)                       -  Unimpaired
                                                  -  Paid in full in cash on (i) the
(unclassified)                                       Effective Date or as soon thereafter as
                                                     practicable or (ii) over a six year
Estimated Amount(s):                                 period from the date of assessment as
                                                     provided in section 1129(a)(9)(C) of the
 MCall       $4,500,000                              Bankruptcy Code with interest payable at
 MUSA        $       -0-                             a rate of as may be required by the
 ANMC        $  800,000                              Bankruptcy Code.
 McCaw       $   25,000                           -  Estimated full recovery
 Mobilfone   $  620,000                           -  Not entitled to vote
 MSI         $       -0-


 TOTAL       $5,945,000
-----------------------------------------------------------------------------------------------------


----------------------------
     (16) The Bankruptcy Court entered an order approving a bar date of August 16, 2002 as the last date for creditors to file proof of claim(s) and/or proofs of interest(s) (the "Bar Date") and the Bankruptcy Court has established December 2, 2002 as the last date for all governmental units (as that term is defined in 11 U.S.C. ss. 101(27)), to file proof(s) of claim and/or proof(s) of interest ("Governmental Units Bar Date"). See Order Granting Debtors' Motion Pursuant to Bankruptcy Rules 2002 and 3003 (i) Fixing Deadline for Filing Proofs of Claim, and (ii) Approving the Form and Manner of Service of the Notice of the Deadline (Docket No. 119).It is imperative that all creditors, including taxing authorities file their respective claims as soon as possible, whether reflecting their

-----------------------------------------------------------------------------------------------
-  Allowed Priority Claims                         -  Unimpaired
                                                   -  Paid in full in cash on the later of
   (Classes:  MCall Class 1, MUSA Class 1,            (i) the Effective Date of the Plan and
   McCaw Class 1, ANMC Class 1, Mobilfone             (i) the date such claim becomes due and
   Class 1 & MSI Class 1, collectively                owing in ordinary course
   Metrocall Class 1)                              -  Estimated full recovery
                                                   -  Not entitled to vote - Deemed to
Estimated amounts(s):                                 accept Plan

 MCall       $  -0-
 MUSA        $  -0-
 ANMC        $  -0-
 McCaw       $  -0-
 Mobilfone   $  -0-
 MSI         $  -0-


 TOTAL       $  -0-
-----------------------------------------------------------------------------------------------

-  Allowed Senior Lender Claims                    -  Impaired
                                                   -  On the Effective Date a pro rata
   (Classes: MCall Class 2, MUSA Class 2,             share of: (a) $60 million Senior Secured
   McCaw Class 2, ANMC Class 2, Mobilfone             Term Note, (b) $20 million Secured PIK
   Class 2 & MSI Class 2, collectively                Note, (c) 5.3 million shares of Preferred
   Metrocall Class 2)                                 Stock(17) representing $53 million of the
                                                      Initial Liquidation Preference and (d)
Estimated Amounts(s):                                 42% of New Common Stock (subject to
                                                      dilution of up to 7% for employee stock
$133 million (principal and interest, excludes        options)
default interest of approximately $3.1 million     -  Estimated recovery: $133 million
- Each Debtor is jointly and severally liable)     -  Entitled to Vote
-----------------------------------------------------------------------------------------------




----------------------
estimated claims on pending audits or otherwise because the terms of the Secured Term Note to be issued under the Plan includes mechanisms for a cash sweep that requires the Debtors to identify restricted cash on account of claims to be paid under the Plan.

(17) The New Preferred Stock will represent 95% of the voting power of HoldCo. until such time that the Preferred Stock has been redeemed in its entirety.

-----------------------------------------------------------------------------------------------
-  Allowed Other Secured Claims*                   -  Unimpaired
                                                   -  (i) Paid in full, in cash in
   (Classes:  MCall Class 3, MUSA Class 3,             accordance with its terms or on the
   McCaw Class 3, ANMC Class 3, Mobilfone              Effective Date of the Plan or (ii) full
   Class 3 & MSI Class 3, collectively                 satisfaction through surrender of
   Metrocall Class 3)                                  collateral securing the claim
                                                   -  Estimated recovery:  Full principal
Estimated Amount(s):                                   balance
                                                   -  Not entitled to Vote - Deemed to
 MCall       $600,000                                  accept Plan
 MUSA        $     -0-
 ANMC        $     -0-
 McCaw       $     -0-
 Mobilfone   $     -0-
 MSI         $     -0-

    TOTAL    $600,000
* Excludes GE Secured Claims
-----------------------------------------------------------------------------------------------
-       GECC Secured Claim                         -  Impaired
                                                   -  Full amount of allowed secured claim
                                                      to be paid in full over 36 equal
(Class: MCall Class 3(A) GECC Secured Claim)          monthly installments together with
                                                      interest at a rate of 10% per annum
Estimated Secured Claim: $991,000                  -  Estimated Recovery: Full amount of
                                                      secured claim
(GECC total claim estimated to be $1,837,000)      -  Impaired and entitled to vote
-----------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
-  Allowed Metrocall, Inc. General Unsecured       -  Impaired
   Claims                                          -  Distributions on and after the
                                                      Effective Date of a pro rata share of:
   (Class:  MCall Class 4)                           (a) 500,000 shares of New Preferred Stock
                                                      representing $5 million of the Initial
Estimated Amount(s):                                  Liquidation Preference and (b) 58% of
                                                      the New Common Stock(18) (subject to dilution
MCall       $762,066,000                              up to 7% for employee stock options).
                                                    - Estimated Recovery: 0.66% cases
TOTAL:        $762,066,000                          - Entitled to vote

(MCall amount includes subordinate note
 principal & interest of approximately $739
 million & excludes approximately $29.5
 million of disputed unliquidated litigation
 claims that Metrocall believes will be
 disallowed in these cases)
---------------------------------------------------------------------------------------------------



-----------------
(18) The New Common Stock shall hold only 5% of the total voting power of the New Stock of HoldCo. until such time that the Preferred Stock has been redeemed.


---------------------------------------------------------------------------------------------------
-  Allowed Subsidiary General Unsecured Claims     -  Impaired
                                                   -  Paid in full in cash, excluding
   (Classes:  MUSA Class 4, McCaw Class 4,            post-petition interest at the applicable
   ANMC Class 4, Mobilfone Class 4 & MSI Class        Delaware statutory rate of interest, on
   4, collectively Subsidiary Class 4)                the later of (i) the Effective Date of
                                                      the Plan and (ii) the date such claim
Estimated Amount(s):                                  becomes due in the ordinary course of
                                                      business
 MUSA       $       -0-                            -  Estimated full recovery of principal
 ANMC       $1,100,000                             -  Entitled to vote
 McCaw      $1,000,000
 Mobilfone  $1,000,000
 MSI        $       -0-
     TOTAL  $3,100,000

(MUSA amount reflects secured lenders unsecured
claims against MUSA and excludes $6 million for
disputed and unliquidated claims; ANMC excludes
approximately $90,000 of disputed and
unliquidated litigation claims; McCaw amount
excludes approximately $2.2 million estimate of
disputed and unliquidated claims; Mobilfone
amount excludes approximately $390,000 estimate
of disputed and unliquidated claims - Metrocall
believes that the disputed and unliquidated
claims will be disallowed claims in these cases)
---------------------------------------------------------------------------------------------------
-   Convenience Class                              -  Impaired
                                                   -  Distribution of cash equal to 40% of
    (Class:  MCall Class 5)                           allowed claim
                                                   -  Estimated recovery 40% of allowed
Estimated Amounts:                                    claims.
All such amounts are currently inclusive of the    -  Entitled to vote - Claims  limited to
Metrocall Class 4 claims. Metrocall estimates         40% actual claim amount not to exceed
that Convenience claims will not exceed $200,000     $1,000 for voting purposes
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
-  Allowed Intercompany Claims                     -  Impaired
                                                   -  No distribution - All such claims
   (Classes:  MCall Class 6, MUSA Class 6,            shall either be waived or contributed as
   McCaw Class 6, ANMC Class 6, Mobilfone             capital to the applicable Debtor and
   Class 6 & MSI Class 6, collectively                discharged.
   Metrocall Class 6)                              -  Estimated recovery: None
                                                   -  Entitled to vote - All intercompany
Estimated Amount(s):                                  claims will be voted to accept Plan

Estimated Amount(s):

 MCALL      $        -0-
 MUSA       $        -0-
 ANMC       $ 3,140,000
 McCaw      $ 8,200,000
 Mobilfone  $68,925,000
 MSI        $        -0-

     TOTAL  $80,265,000
---------------------------------------------------------------------------------------------------
-  Allowed Subsidiary Stock Interests              -  Unimpaired
                                                   -  On the Effective Date, the
    (Classes: MUSA Class 7, McCaw Class 7, ANMC       Reorganized Metrocall shall retain one
    Class 7, Mobilfone Class 7 & MSI Class 7,         hundred (100%) of its equity interest in
    collectively Subsidiary Class 7)                  each of the Subsidiaries
                                                      as contemplated under the
                                                      Plan.
                                                   -  Estimated full recovery
                                                   -  Not entitled to vote - Deemed to
                                                      accept the Plan
---------------------------------------------------------------------------------------------------
-  Allowed Stock Interests of Metrocall,           -  Impaired
   Inc.                                            -  No recovery
                                                   -  Not entitled to vote - Deemed to
   (Class: MCall Class 7)                             reject the Plan

   Includes all Existing Common Stock and
   Existing Preferred Stock
------------------------------------------------- -----------------------------------------------

        C. SUMMARY OF RESERVES ESTABLISHED UNDER THE PLAN.

               Pursuant to the Plan, the Reorganized Debtors will establish reserves for disputed claims of Cash, New Preferred Stock and New Common Stock as applicable. As to "Cash" reserves, all such amounts will be treated as restricted and not subject to cash sweeps under the New Secured Term Note or New Secured PIK Notes. As to "stock" reserves, all reserved stock will be issued and held by the HoldCo. until a final order has been entered authorizing Metrocall, Inc. and Reorganized McCaw to establish certain reserves for disputed claims of general unsecured claim holders. OpCo. shall establish a Cash reserve in an amount sufficient to fund the Distributions that would have been made to the holders of Disputed Subsidiary General Unsecured Claims if such Claims were Allowed. In addition, HoldCo. shall establish a Disputed MCall Claims Stock Reserve whereby HoldCo. shall maintain an appropriate number of shares of New Common Stock and New Preferred Stock sufficient to make Distributions that would have been made to the holders of Disputed MCall Class 4 General Unsecured Claims if such Claims were Allowed.

               All distributions to holders of general unsecured claims which classes may include either disputed claims or pending government claims shall be made in the form of an initial distribution which amount shall be net of any such reserves. Subsequent distributions will be made, to holders of such general unsecured claims, to the extent appropriate, upon resolution of any disputed claims or pending government claims in a manner which does not require use of the relative reserves.

        D. SUMMARY OF VOTING PROCEDURES

               For the Plan to be confirmed by the Bankruptcy Court, the Bankruptcy Code requires, among other things, that it be accepted by (i) holders of more than 66-2/3% in amount of, and more than 50% in number of, all allowed claims entitled to vote and that are voted in connection with the Plan, and (ii) holders of more than 66-2/3% of the outstanding shares of Metrocall's common stock that are entitled to vote and are voted in connection with the Plan. Because only votes cast for or against the Plan are counted, a failure to vote will not be counted, and it is therefore possible that Metrocall may obtain the necessary acceptances of the Plan by the votes of substantially less than 66-2/3% in amount of and 50% in number.

               On May 22, 2002, Metrocall entered into agreements with 8 of the 9 Senior Lenders holding approximately 90% of the Senior Lender claims and all members of the Noteholder Committee holding approximately 67% of the general unsecured claims of Metrocall, Inc. held by Noteholders. Pursuant to this "Lock-Up Agreement", these primary creditor bodies have agreed to support and, subject to the approval of this Disclosure Statement, vote in favor of the Plan as proposed herein.


               Following notice and a hearing, the Bankruptcy Court approved the procedures to be used by Metrocall to obtain acceptance or rejection of the Plan and the forms of ballots and master ballots to be used with respect thereto.

        1. SUMMARY OF SENIOR LENDER CLAIM PROCEDURES FOR VOTING TO ACCEPT OR TO REJECT THE PLAN

               It is important that each holder of a Senior Lender claim exercise its right to vote to accept or to reject Metrocall's Plan. To vote to accept or to reject the Plan, each holder of a Senior Lender claim must execute and deliver a ballot.

               As a holder of a Senior Lender claim you should have received from the Information Agent, together with this Disclosure Statement, a ballot and related materials and instructions to be used by you to vote to accept or to reject the Plan. To vote to accept or to reject the Plan you must complete the enclosed ballot in accordance with the instructions provided therein and return it to the Information Agent on or before the September 4, 2002 voting deadline. For a detailed description of the voting procedures applicable to Senior Lender claimants, see "The Joint Plan of Reorganization - Voting Instructions and Procedures" at Section V.B of this Disclosure Statement, and the enclosed ballot.

        2. SUMMARY OF PROCEDURES FOR VOTING TO ACCEPT OR TO REJECT THE PLAN BY HOLDERS OF GENERAL UNSECURED CLAIMS AND CONVENIENCE CLAIMS, INCLUDING THE NOTEHOLDER CLAIMS, AGAINST METROCALL, INC. AND GECC CLASS 3(A) CLAIMS

               It is important that each holder of an allowed Metrocall, Inc. General Unsecured Claim (MCall Class 4 claims), including each Noteholders, and each holder of an allowed Metrocall, Inc. Convenience Class claim (MCall Class 5 Claims) and GECC Claims (MCall Class 3(A) Claims) exercise its right to vote to accept or to reject Metrocall's Plan. To vote to accept or reject the Plan, each Metrocall, Inc. General Unsecured Claimant , Convenience Class Claimant and GECC Class Claimant must execute and deliver a ballot.

               As a Noteholder or other Holder of a Metrocall, Inc. General Unsecured Claim or Convenience Class Claim or GECC Claim, you should have received from your broker, bank, proxy intermediary or other nominee, together with this Disclosure Statement, a ballot(19) and related materials and instructions to be used by you to vote to accept or to reject the Plan.

               To vote to accept or to reject the Plan, each Noteholder and other Holder of Metrocall, Inc. General Unsecured Claims, Convenience Class or GECC Class 3(A) claims must complete the respective enclosed ballot and deliver it to its broker, bank, proxy intermediary or other nominee, or to the Disbursing Agent, as indicated on the enclosed return envelope, so as to be received before the September 4, 2002 voting deadline. If you have been instructed to return your ballot to your bank, broker, proxy intermediary or other nominee, or to their agent, you must return your ballot to them in sufficient time for them to process it and return it to the Information Agent before the voting deadline. For purposes of voting to accept or reject the Plan, the beneficial owners of Metrocall, Inc. General Unsecured Claims, including claims arising under the Subordinated Notes, are deemed to be the "holders" of the MCall Class 4 General Unsecured Claims. Any MCall Class 4 General Unsecured Claim that is voted by a beneficial owner must be voted in its entirety either to accept or reject the Plan and may not be




----------------------
(19) In addition to these ballots, the Debtors will also provide a form of "Master Ballot" to be used in the alternative by any brokers or other investment firms that may hold subordinated notes on behalf of the beneficial owners.

split by the beneficial owner. For a detailed description of the voting procedures applicable to MCall Class 4 General Unsecured Claims, see "The Joint Plan of Reorganization - Voting Instructions and Procedures" at Section V.B of this Disclosure Statement, and the enclosed ballot.

        Any MCall Class 4 General Unsecured Claim that elects on its ballot treatment under the MCall Class 5 Convenience Class or which Holders Claim is $1,000 are less and is thereby designated as a Convenience Class Claim voted by a beneficial owner must be voted in its entirety either to accept or reject the Plan and may not be split by the beneficial owner. Holders of such convenience class claims shall, for voting purposes within their class, be deemed to hold a claim of $1,000 or less, as the case may be, regardless of whether such holders claim would otherwise had been in excess of such amount had the holder not elected to otherwise irrevocably reduce its claim. For a detailed description of the voting procedures applicable to MCall Class 5 Convenience Class Claims, see "The Joint Plan of Reorganization - Voting Instructions and Procedures" at
Section V.B of this Disclosure Statement, and the enclosed ballot.

        3. SUMMARY OF SUBSIDIARY GENERAL UNSECURED CLAIM PROCEDURES FOR VOTING TO ACCEPT OR TO REJECT THE PLAN


        IT IS IMPORTANT THAT EACH HOLDER OF A GENERAL UNSECURED CLAIM AGAINST ANY OR ALL OF THE SUBSIDIARIES EXERCISE ITS RIGHT TO VOTE TO ACCEPT OR TO REJECT THE PLAN. TO VOTE TO ACCEPT OR TO REJECT THE PLAN, EACH HOLDER OF A GENERAL UNSECURED CLAIM AGAINST THE SUBSIDIARIES MUST EXECUTE AND DELIVER A BALLOT.


        As a holder of a general unsecured claim against the Subsidiaries, either one or any of the Subsidiaries, you should have received from the Disbursing Agent, together with this Disclosure Statement, a ballot and related materials and instructions to be used by you to vote to accept or to reject the Plan. To vote to accept or to reject the Plan, you must complete the enclosed ballot in accordance with the instructions provided therein and return it to the Disbursing Agent on or before the September 4, 2002 voting deadline. For a detailed description of the voting procedures applicable to general unsecured claims against the Reorganized Metrocall, see "The Joint Plan of Reorganization
- Voting Instructions and Procedures" at Section V.B of this Disclosure Statement, and the enclosed ballot.

        4. SUMMARY OF INTERCOMPANY CLAIMS PROCEDURES FOR VOTING TO ACCEPT OR TO REJECT THE PLAN

        Metrocall, Inc. owns or controls all of the intercompany claims between and among the respective Debtors and the non-debtor subsidiary, Metrocall Ventures, Inc. All such claims are impaired under the Plan as they will be required to either waive all such claims or contribute same as capital to the respective entities and will not receive any distribution on account of such claims. The Debtors will exercise their right to vote any such claims in favor of the Plan.

        E. SUMMARY OF METROCALL'S PROJECTED REGULATORY CLEARANCE/PLAN APPROVAL TIME LINE

               Metrocall has pre-negotiated the terms and conditions of the Plan with its primary creditor bodies, namely the Senior Lenders and the Noteholder Committee. The Plan involves a series of transactions structured to consolidate the operations and maximize the value of the reorganized entities. These transactions include, but will not be limited to, (i) a "right-sizing" of Metrocall's operations that will include a reduction of force and the closure of certain operational and retail facilities, (ii) a consolidation of Metrocall's operating subsidiaries through a series of mergers or other combinations, (iii) the issuance of new debt instruments, namely the Senior Secured Term Note and the Secured PIK Notes and (iv) the issuance of New Common Stock and New Preferred Stock by HoldCo.. Metrocall believes that because it has pre-negotiated the terms of the Plan, that it is structured so as to be capable of implementation on or before October 1, 2002, however, the transactions contemplated by Metrocall's Plan are subject to certain regulatory approval of the Federal Communications Commission ("FCC"). Metrocall anticipates establishing a schedule that approximates the relevant dates set forth below with respect to implementation of its Plan. These dates are subject to, among other things, Bankruptcy Court approval and may require adjustment based upon a variety of circumstances or events.

               This will enable Metrocall to solicit acceptances of its Plan (upon approval by the Bankruptcy Court of the Disclosure Statement) and provide creditors an opportunity to vote for a Plan that will be implemented within a matter of a few months. Metrocall anticipates that its restructuring under Chapter 11 will be completed on or before October 1, 2002. Metrocall has scheduled the following key dates with the Bankruptcy Court:

  Voting Record Date:                        July 18, 2002
  Bar Date:                                  August 16, 2002
  Deadline to File B. Rule 3018 Deadline:    August 17, 2002 at 4:00 p.m.
  Voting Deadline:                           September 4, 2002 at 4:00 p.m.
  Last Day to File Objections to
  Assumption/Rejection                       September 5, 2002 at 4:00 p.m.
  Last Day to File Objections to
  Confirmation:                              September 5, 2002 at 4:00 p.m.
  Hearing on B. Rule 3018 Motion:            September 9, 2002 at 1:30 p.m.
  Confirmation Hearing:                      September 12, 2002 at 1:30 p.m.

               Metrocall commenced the necessary FCC approval process on or about June 3, 2002 and expects completion of the FCC approval process on or before the Effective Date.

               Although Metrocall cannot predict with certainty the timetable within which the FCC will complete its review processes, nor the results of such regulatory processes, Metrocall believes that such proposed timetables are achievable.

II.     METROCALL AND THE MOBILE COMMUNICATIONS INDUSTRY

                A. OVERVIEW OF THE MOBILE COMMUNICATIONS INDUSTRY

                        1.      GENERAL

               Metrocall believes that "traditional paging", (i.e., one-way alphanumeric and numeric paging) is the most cost-effective and reliable means of conveying a variety of information rapidly over a wide geographic area either directly to a person traveling or to various fixed locations. Traditional paging, as a one-way communications tool, is a way to communicate at a lower cost than current two-way communication methods, such as cellular and personal communication services (PCS) telephones. For example, the paging and messaging equipment and air time required to transmit an average message cost less than the equipment and air time for cellular and PCS telephones. Furthermore, pagers operate for longer periods due to superior battery life, often exceeding one month on a single battery. Numeric and alphanumeric subscribers generally pay a flat monthly service fee, which covers a fixed number of messages sent to the subscriber. In addition, these messaging devices are unobtrusive and portable.

               Although the U.S. traditional paging industry has over 500 licensed paging companies, Metrocall estimates that the six largest paging companies, including Metrocall, currently serve more than 75% of the total paging subscribers in the United States. These companies are facilities-based, Commercial Mobile Radio Service ("CMRS") providers, previously classified as either Radio Common Carrier ("RCC") or Private Carrier Paging ("PCP") operators, servicing over 100,000 subscribers each in multiple markets and regions.

               Metrocall continues to market advanced wireless data and messaging services, which use narrowband PCS networks and currently include two-way messaging and other short messaging-based services ("advanced messaging" or "two-way") and applications through its alliance agreement with Weblink. Metrocall believes that this method of communication is also a way to communicate at a lower cost than other forms of two-way wireless communications and for longer periods of time due to superior battery life. In addition, advanced messaging devices, which are supported by the ReFlex communications technology, cover a larger geographic area than most broadband PCS networks. Because advanced wireless messaging uses narrowband PCS networks, which utilize a two-way spectrum, advanced messaging devices offer advantages over the traditional one-way spectrum that some paging networks use. The two-way spectrum enables a wireless device to emit a signal that notifies the network of the device's location and permits the network to send the message to transmitters closest to the messaging device. In contrast, one-way spectrum requires the message to be sent to all transmitters within a geographic area and not necessarily to those transmitters closest to the messaging device. Therefore, a two-way device utilizes less airtime of the spectrum and creates more airtime efficiency, particularly in the areas farthest from the messaging device.

        Examples of advanced messaging services include:


- "Confirmation" or "response" messaging that sends a message back to the network confirming that a message has been received;
- two-way messaging, which permits users to communicate wirelessly with other portable messaging devices, Internet e-mail, as well as short message "information pulls" which are initiated by the user and is known as "scraping the web." This functionality is completely wireless and untethers the user from the personal computer.
- short message "information pulls", which enable subscribers to receive customized stock quotes/portfolio information, weather reports, Internet information access, corporate Intranet information retrieval, and other information.

               2.      REGULATION


               From time to time, federal and state legislators propose legislation that could affect Metrocall's business, either beneficially or adversely, such as by increasing competition or affecting the cost of its operations. Additionally, the FCC and, to a lesser extent, state regulatory bodies, may adopt rules, regulations or policies that may affect Metrocall's business. Metrocall cannot predict the impact of such legislative actions on its operations. The following description of certain regulatory factors does not purport to be a complete summary of all present and proposed legislation and regulations pertaining to Metrocall's operations.

                       a.      FEDERAL REGULATION--OVERVIEW

               Metrocall's wireless messaging operations are subject to regulation by the FCC under federal communications laws and regulations. The FCC has granted Metrocall licenses to use the radio frequencies necessary to conduct their business. Licenses issued by the FCC to Metrocall set forth the technical parameters, such as power strength and tower height, under which Metrocall is authorized to use those frequencies. Each FCC license held by Metrocall has construction and operational requirements that must be satisfied within set time frames. The FCC has the authority to auction most new licenses over which wireless mobile services are traditionally offered but does not have the authority to use auctions for license renewals or license modifications. Metrocall believes compliance with FCC Rules and obtaining appropriate FCC approvals regarding ownership and control of these licenses is essential to implementation of Metrocall's Plan.

               The FCC also requires messaging licensees to construct their stations and begin service to the public within a specified period of time, and failure to do so results in termination of the authorization. Under the traditional site-specific approach to messaging licensing, a licensee received a construction permit for facilities at a specific site, and that permit automatically terminated if the facilities were not timely constructed and the licensee failed to request an extension prior to the deadline. The failure to construct some facilities did not, however, affect other facilities in a licensee's system that had been constructed and placed into operation timely. However, certain services that Metrocall has recently begun to offer are subject to harsher penalties for failure to construct. For example, Metrocall's narrowband PCS license is subject to the condition that Metrocall build sufficient stations to cover 750,000 square kilometers, or 37.5% of the U.S. population, by the fifth anniversary of the initial license grant; by the tenth anniversary of the grant, it must build sufficient stations to cover 1,500,000 square kilometers, or 75% of the U.S. population. Metrocall has met the first construction benchmark for its two-way messaging license, and expects to meet the FCC's 10-year build out requirements.

               The FCC has "forbearance" authority, which means it need not enforce against all CMRS licensees the following common carrier regulations under Title II of the Communications Act: any interstate tariff requirements, including regulation of CMRS rates and practices; the collection of intercarrier contracts; certification concerning interlocking directorates; and FCC approval relating to market entry and exit. Additionally, the 1993 Budget Act preempted state authority over CMRS entry and rate regulation. The Telecommunications Act of 1996 (the "1996 Act") provided the FCC with additional "forbearance" authority with regard to all telecommunications services. Pursuant to that authority, the FCC has forborne from requiring wireless carriers to receive prior FCC approval for certain non-substantial corporate stock transfers and reorganizations.

               The FCC issues CMRS Messaging licenses for terms of 10 years. Metrocall's current licenses have expiration dates ranging from 2002 to 2012. The FCC must approve renewal applications. In the past, the FCC has routinely granted Metrocall's FCC renewal applications. Metrocall is also required to obtain prior FCC approval for its acquisition of radio licenses held by other companies, as well as transfers of controlling interests of any entities that hold radio licenses. Although there can be no assurance that any future renewal or transfer applications it files will be approved or acted upon in a timely manner by the FCC, Metrocall knows of no reason to believe such applications would not be approved or granted, based upon its experience to date. The FCC has authority to restrict the operation of licensed radio facilities or to revoke or modify such licenses. The FCC may adopt changes to its radio licensing rules at any time, and may impose fines for violations of its rules.

               Messaging licenses have traditionally been issued on a site-specific basis. In February 1997, the FCC adopted new rules to issue most messaging licenses for large, FCC-defined service areas. Licenses for 929 MHz and 931 MHz messaging frequencies will be issued for "Major Economic Area" or "MEA" geographic areas; licenses for exclusive messaging frequencies in lower frequency bands will be licensed in "Economic Areas" or "EAs." Shared messaging frequencies will continue to be allocated on a shared basis and licensed in accordance with existing, site-specific procedures; however, the FCC is considering changes to the application and licensing rules for these frequencies. The FCC's change from site-specific licenses to wide-area licenses granted at auction has had no adverse impact on Metrocall. Although competitive bidding has increased the costs of obtaining certain licenses, Metrocall has also been able to save on certain application costs associated with modifying and adding facilities within its service areas, and, no other entity will be able to apply for its frequencies within those areas. Metrocall's three nationwide messaging frequencies were not subject to competitive bidding.

               The 1996 Act also requires the FCC to appoint an impartial entity to administer telecommunications numbering and to make numbers available on an equitable basis. In addition, the 1996 Act requires that state and local zoning regulations shall not unreasonably discriminate among providers of "functionally equivalent" wireless services, and shall not have the effect of prohibiting the provision of personal wireless services. The 1996 Act provides for expedited judicial review of state and local zoning decisions. Additionally, state and local governments may not regulate the placement, construction and modification of personal wireless service facilities on the basis of the environmental effects of radio frequency emissions, if the facilities comply with the FCC's requirements. Other provisions of the 1996 Act, however, may increase competition, such as the provisions which allow the FCC to forbear from applying regulations and provisions of the Communications Act to any class of carriers, not only to CMRS, and the provisions allowing public utilities to provide telecommunications services directly. These provisions may impose additional regulatory costs (for example, provisions requiring contributions to universal service by providers of interstate telecommunications). Some of these FCC rules are subject to pending petitions for reconsideration and Court appeals.

Metrocall cannot predict the final outcome of any judicial or FCC proceeding or the possible impact of future FCC proceedings on its business.

                        (1)     FOREIGN OWNERSHIP RESTRICTIONS

               The Communications Act also places limitations on foreign ownership of CMRS licenses. These foreign ownership restrictions limit the percentage of Metrocall common stock that may be owned or voted, directly or indirectly, by aliens or their representatives, foreign governments or their representatives, or foreign corporations. Metrocall's certificate of incorporation permits the redemption of its common stock from stockholders where necessary to protect its compliance with these requirements. Pursuant to the Plan, the certificate of incorporation of Reorganized Metrocall will contain similar provisions.

                        (2)     LIMITATIONS ON ALLOCATION OF NUMBERS

               Increased demand for telephone numbers, particularly in metropolitan areas, is causing depletion of numbers in some of the more popular area codes. Recent plans to address this increased demand have included elements that could impact Metrocall operations, including the take-back of numbers already assigned for use and service-specific plans whereby only some services, such as paging and cellular, would be assigned numbers using a new area code, or plans which require the pooling of blocks of numbers for use by multiple carriers. Metrocall cannot provide any assurance as to whether such plans will be adopted by a federal or state commission, or whether such plans will require Metrocall to incur further, substantial expenses in order to continue to obtain telephone numbers for its subscribers.

                        (3)     INTERCONNECTION

               The 1996 Act imposes a duty on all telecommunications carriers to provide interconnection to other carriers, and requires local exchange carriers ("LECs"; i.e., local telephone companies) to, among other things, establish reciprocal compensation arrangements for the transport and termination of calls and provide other telecommunications carriers access to their network elements on an unbundled basis on reasonable and non-discriminatory rates, terms and conditions. The LECs are now prohibited from charging messaging carriers for the "transport and termination" of LEC-originated local calls. This prohibition has led to further cost savings for Metrocall. Moreover, under the 1996 Act and the FCC's rules, messaging carriers are entitled to compensation from any LEC for local calls that terminate on a messaging network, which has already led to additional revenues for Metrocall.


               Recent amendments to federal communications laws are intended to promote competition in the provision of phone services by removing legal or other barriers to entry. Specifically, all telecommunications carriers have the duty to interconnect with the facilities and equipment of other telecommunications carriers. The FCC, and the 9th Circuit Court of Appeals, among others, have interpreted this duty as requiring certain local telephone companies to compensate mobile wireless companies for calls originated by customers of the local telephone companies which terminate on a mobile wireless company's network. The FCC has also found to be unlawful charges to messaging companies in the past that have been assessed on a monthly basis by certain local telephone companies for the use of interconnection facilities, including telephone numbers. Collectively, these rules are known as the "reciprocal compensation" rules. The FCC's application of its reciprocal compensation rules to paging and messaging carriers has been challenged by a small number of local exchange carriers at the FCC and in the courts; so far, the FCC and federal court rulings have all ruled in favor of messaging carriers. Nevertheless, Metrocall cannot predict with certainty the outcome of any such future proceedings. Compensation amounts may be determined in subsequent proceedings either at the federal or state level, or may be determined based on negotiations between the local telephone companies and the messaging companies. Any agreements reached between the local telephone companies and the messaging companies may be required to be submitted to a state regulatory commission for approval. Metrocall has negotiated interconnection agreements with some major local telephone companies and is often engaged in negotiations with other local telephone companies but can provide no assurances it will be able to obtain favorable interconnection agreements with all local telephone COMPANIES.

                        (4)     ADDITIONAL REGULATORY OBLIGATIONS AND BENEFITS

               The FCC has determined that companies such as Metrocall are required to contribute to "Universal Service" or other funds to assure the continued availability of local phone service to high cost areas, as well as to contribute funds to cover other designated costs or societal goals. Further, providers of payphones must be compensated for all calls placed from pay telephones to toll-free numbers. This latter requirement increases Metrocall's costs of providing toll-free number service, and there are no assurances that Metrocall will be able to continue to pass on to its subscribers these, or other increased costs imposed by federal or state telecommunication regulators. Beneficially, the laws now limit the circumstances under which states and local governments may deny a request by most wireless companies to place transmission facilities in residential communities and business districts, and give the FCC the authority to preempt the states in some circumstances.

               The laws require some telecommunications companies, including Metrocall, to modify the design of their equipment or services to ensure that electronic surveillance or interceptions can be performed. Technical parameters applicable to the messaging industry have been established but not acknowledged by all governmental bodies to date. Therefore, Metrocall cannot determine at this time what compliance measures will be required or the costs thereof. In addition, the FCC has instituted proceedings addressing the manner in which telecommunications carriers are permitted to jointly market certain types of services, and the manner in which telecommunications carriers render bills for these services. Depending on the outcome of these proceedings, Metrocall and other telecommunications carriers could incur higher administration and other costs in order to comply.

                    b.      STATE REGULATION

               The 1993 Budget Act and related FCC orders preempt all state and local rate and entry regulation of all CMRS operators. Entry regulations typically refer to the process whereby a CMRS operator must apply to the state to obtain a certificate to provide service in that state. Rate regulation typically refers to the requirement that CMRS operators file a tariff describing billing rates, terms and conditions by which they provide messaging services. Apart from rate and entry regulations, some states may continue to regulate other aspects of Metrocall's business in the form of zoning regulations (subject to the 1996 Act's prohibition on discrimination against or among wireless telecommunications carriers), or "health and safety" measures. The 1993 Budget Act does not preempt state authority to regulate such matters. Although there can be no assurances given with respect to future state regulatory approvals, based on Metrocall's experience to date, it knows of no reason to believe such approvals would not be granted.

               In 1997, the FCC held that the Budget Act does not prohibit states from imposing requirements of CMRS carriers to contribute to funding "universal" telephone service within the states. Approximately 25 states, in addition to the FCC, now impose such "universal service fund" obligations on messaging carriers. Although Metrocall incurs additional costs in contributing to state and federal universal service funds, Metrocall typically passes through these costs/taxes to its subscribers, as allowed by applicable regulations.

               The laws do not preempt state regulatory authority over other aspects of Metrocall's operations, and some states may choose to exercise such authority. Some state and local governments have imposed additional taxes or fees upon some of the activities in which Metrocall is engaged. In addition, the construction and operation of radio transmitters may be subject to zoning, land use, public health and safety, consumer protection and other state and local taxes, levies and ordinances. As noted above, the FCC may delegate to the states authority over telephone number allocation and assignment.

                        c.      REGULATORY LITIGATION.

               Several years ago, Metrocall filed complaints with the FCC against a number of Regional Bell Operating Companies ("RBOCs") and the largest independent telephone company for violations of the FCC's interconnection and local transport rules and the 1996 Act. The complaints alleged that these local telephone companies were unlawfully charging for local transport of the telephone companies' local traffic. Metrocall petitioned the FCC to rule that these local transport charges are unlawful and to award Metrocall a reimbursement or credit for any past charges assessed by the respective carriers since November 1, 1996, the effective date of the FCC's transport rules. On May 31, 2000, the FCC adopted a Memorandum, Opinion and Order granting most of the relief requested by Metrocall; that decision was upheld by a final order of the U.S. Court of Appeals for the D.C. Circuit. In subsequent proceedings, the FCC determined that at least with respect to one of these defendants Metrocall was not entitled to an additional damages award because Metrocall had already withheld payment on the unlawful charges. Metrocall has settled its damages claims with some, but not all, of the other defendants. Metrocall has filed a similar complaint with the FCC against a small, independent local telephone company, Concord Telephone Company, alleging that this telephone company had been imposing illegal interconnection charges on Metrocall. Metrocall petitioned the FCC to order the telephone company to reimburse payments Metrocall made to the telephone company respecting the illegal charges. On February 8, 2002, the FCC issued a Memorandum Opinion and Order, wherein it found the telephone company liable to Metrocall. The FCC permitted Metrocall to file a supplemental complaint, to seek monetary damages against the telephone company. Metrocall is currently engaged in settlement discussions with this telephone company which would settle this complaint. On or around May 24, 2002, Metrocall made written demand on all of the local exchange carriers owned by Southwestern Bell ("SBC") for $2,313,020 in "call termination" charges which Metrocall believes it is owed by these phone companies. The demand also requires elimination in its entirety of the assessment of any unlawful charges previously invoiced and going forward. Metrocall and SBC are presently engaged in settlement discussions in an effort to resolve all disputes among the parties, including, but not limited to, the determination of any Allowed Claims, Allowed Cure Amounts, Setoff Rights and the terms and conditions of the proposed assumption of interconnection agreements where appropriate. There are no other litigation matters pending before the FCC at this time which involve Metrocall and that would have any material impact on Metrocall's business.

               In addition to potential regulation by the FCC, the states have limited authority to regulate messaging services, except where such regulation affects or relates to the rates charged to customers (so-called "tariff" regulations) and/or the ability of companies like Metrocall to enter a market (so-called "certification" regulations). Tariff and certification regulations have been preempted by federal communications laws. States may petition the FCC for authority to continue to regulate commercial mobile radio service rates if certain conditions are met. State filings seeking rate regulation authority have all been denied by the FCC, although new petitions seeking such authority could be filed by a state in the future. Furthermore, some states and localities continue to exert jurisdiction over (1) approval of acquisitions of assets and transfers of licenses of mobile wireless systems and (2) resolution of consumer complaints. Metrocall believes that to date all required filings for its respective messaging operations have been made. All necessary state approvals of acquisitions or transfers made by Metrocall have been approved, and Metrocall does not know of any reason to believe such approvals will not continue to be granted in connection with any future requests, even if states exercise that authority.


        B. METROCALL'S BUSINESS

               1.      DESCRIPTION OF METROCALL'S BUSINESS

               Metrocall is a leading provider of local, regional and national one-way or "traditional" paging and two-way or "advanced wireless data and messaging" services. Through its one-way nationwide wireless network, Metrocall provides messaging services to over 1,000 U.S. cities, including the top 100 Standard Metropolitan Statistical Areas ("SMSAs"). Since 1993, Metrocall's subscriber base has increased from less than 250,000 to a high of approximately
6.3 million as of June 30, 2001 and presently approximately 4.9 million, including approximately 232,000 subscribers receiving advanced data and messaging services. This growth was achieved through a combination of internal growth and a program of mergers and acquisitions. As of March 31, 2002, Metrocall was the second largest messaging company in the United States based on the number of subscribers.

                        a.      BUSINESS & RESTRUCTURING STRATEGY

               In light of its financial difficulties and its desire to implement the Plan which Metrocall believes will stabilize operations and maximize the value of Metrocall's business for its stakeholders, Metrocall's business objectives and operating strategy for 2002 and beyond, which Metrocall believes will be achieved under the Plan, will focus on maximizing its operating and free cash flows. Key elements of this strategy include subscriber retention efforts; cost containment and reduction; and a reduced focus on advanced messaging.

               Metrocall's key financial objective is to manage capital requirements and increase cash flow. Metrocall defines free cash flow as operating cash flow less capital expenditures and interest expense. To achieve this objective, Metrocall focuses on the following:

               - primarily selling rather than leasing, paging and advanced messaging units to reduce capital expenditure requirements per subscriber;

               - a reduction in workforce implemented through the first quarter and continuing throughout 2002 that will result in annualized savings to Metrocall of $32 million;

               - a consolidation of operations, including the merger of Metrocall's Operating Subsidiaries pursuant the Plan together with a consolidation of billing platforms and other internal operating and management information systems that will result in annualized savings to Metrocall of approximately $5 million;

               - a consolidation of operating and retail facilities that will result in annualized savings of approximately $3.2 million;

               - increasing revenues and cash flows through sales of value-added messaging and information services which generate higher average monthly revenue per unit ("ARPU") than traditional paging services; and

               - increasing the utilization of Metrocall's developed nationwide network to serve more customers per frequency and enter new markets with minimal capital outlay

               SUBSCRIBER RETENTION EFFORTS

               Metrocall expects the demand for its traditional paging services and related revenues will continue to decrease in 2002. Metrocall still intends to focus its attention on the placement of traditional paging services but will shift its sales emphasis by focusing sales and advertising resources on existing and potential business and government subscribers placed by its direct sales force. Metrocall believes that these customers directly provide a higher ARPU and lower deactivation percentages than its other subscribers. Metrocall believes because of its more concentrated focus on its direct business and government customers and the expected decrease in demand by subscribers, it can reduce the number of its field service representatives and de-emphasize and or reduce certain direct sales channels such as its company-owned retail stores as well as its indirect distribution channels, both of which have high subscriber churn statistics.

               Metrocall expects to reduce its selling and marketing work force in 2002 by approximately 517 positions as result of its new business objectives and the de-emphasis of certain sales channels. Metrocall began implementing these reductions in March 2002. Annual salary and benefit savings from this action are estimated at approximately $15.7 million.

               Metrocall has also revised its incentive commission plans for members of its sales force who are successful in retaining subscribers that retain their traditional service. Metrocall will seek to maintain a close relationship with its existing customers by maintaining decentralized sales and marketing operations and by providing value-added services tailored to customers' needs.

               In addition, Metrocall will continue to offer advanced messaging services and sell PCS phones to subscribers that require wireless messaging beyond the capabilities of traditional paging. Metrocall currently sells cellular and PCS phone services through alliance and dealer agreements with several carriers including AT&T Wireless and Nextel. Metrocall believes these offerings assist to partially offset revenue losses associated with subscriber churn and enable Metrocall to continue to satisfy customer demands for a broader range of wireless products and services.

               COST CONTAINMENT AND REDUCTION

               Metrocall believes it must further reduce its operating expenses in 2002 to offset the expected continued reduction in its traditional paging subscriber base and a low growth rate for advanced messaging subscribers in 2002. Metrocall believes these reductions will be necessary to ensure it will have the continued liquidity and resources to continue to provide its traditional and advanced messaging services. Metrocall believes it can further reduce its operating expenses without affecting its airtime or customer service because of further centralization of customer service functions and the lower number of subscribers receiving services. Such containment and reduction initiatives are expected to include:

     -    Continued rationalization of network operations
     -    Consolidation of call center services
     -    Consolidation of billing platforms
     -    Other initiatives

               CONTINUED RATIONALIZATION OF NETWORK OPERATIONS

               Metrocall expects to further rationalize its network operations as it continues to migrate subscribers from under-utilized frequencies. During 2002, Metrocall expects to deconstruct 224 towers and implement other telecommunication savings initiatives. These efforts are expected to save Metrocall approximately $1.0 million in site rent expenses, $1.5 million in telecommunication costs and $2.7 million in salary and benefit related savings as a result of the reduction of approximately 40 engineers that had been required to service existing network operations. As of the Petition Date, Metrocall had decommissioned 97 of the projected 224 towers. A majority of the remaining 127 tower deconstructions will be implemented by Metrocall upon expiration of the relevant tower leases during 2002 such that Metrocall will not seek to affirmatively reject these tower leases except as specifically set forth in the Plan.(20)

               CONSOLIDATION OF CALL CENTER SERVICES

               At December 31, 2001, Metrocall had three call centers in operation and numerous field operation centers that handled customer service requirements. In early 2002, Metrocall consolidated two of its call centers into one larger call center in Pensacola, Florida. In addition, as Metrocall further consolidates its billing platforms it expects to reduce its field customer service representation by providing such services from the Florida facility. As a result of these actions, Metrocall expects to reduce its workforce by approximately 179 positions resulting in annual salary and benefit savings of approximately $5.2 million. In addition, Metrocall expects to reduce its facility rent expense by approximately $600,000 in 2002 and $800,000 annually from these consolidation efforts. On July 8, 2002 the Bankruptcy Court approved Metrocall's motion seeking rejection of the unexpired leases for its Seattle and old Pensacola facilities.

               CONSOLIDATION OF BILLING PLATFORMS

               Metrocall currently has three separate billing platforms. During 2002, Metrocall will convert two of these platforms into its largest system, providing for a consolidated, more efficient billing platform covering all of Metrocall's operations. The conversions of these systems, which are underway, are scheduled to be completed by mid-June 2002 and October 2002, respectively. The conversion of each of these systems will result in reductions in licensing fees, MIS support and other incidental expenses. These savings are expected to reach $1.4 million on an annualized basis. Metrocall believes these conversions will permit it to more effectively manage its customer base and provide customer service support both during the pendency of the Chapter 11 Cases and upon completion of its reorganization.

               OTHER INITIATIVES

               As a part of the reduction in force, due in part to the reduction in its subscriber base, Metrocall believes it will be able to eliminate approximately 98 positions in general and administrative functions and in its overhead support functions. Although Metrocall will focus on subscriber retention and placements in its traditional operations, Metrocall believes that the focus


---------------------
(20) Metrocall, on the Petition Date, filed a motion seeking approval to reject one tower lease.

of these efforts will be on direct customer placements rather than in indirect channels. In addition, given the expected overall reduction in traditional subscribers, Metrocall does not believe it will be required to employ the same number of employees as it would in a growth mode. Metrocall also believes that this work force reduction is possible given its management information systems, recent upgrades to its customer service operations and the reduction in its subscriber base which has resulted in a decrease in staffing requirements of its billing and collections departments, inventory, and customer service areas and as such, expects no impact on provisioning of airtime or customer services. Metrocall believes that these efforts will result in overall expense annual salary and benefit savings of at least $2.8 million and $2.4 million in facility costs.

               Overall, Metrocall expects to reduce its workforce by over 850 positions by the end of 2002. As of May 31, 2002, approximately 546 reductions had occurred. Metrocall estimates severance and other cash payouts to affected employees will aggregate approximately $5.0 million of which approximately $2.7 million was paid by May 31, 2002. From all of its subscriber retention efforts and cost containment and reduction initiatives, Metrocall expects to save approximately $32.0 million annually in salary and benefits, $3.2 million in facility rent costs and $5.0 million in other expenses including telecommunications costs and billing system software licenses. There can be no assurances that Metrocall will achieve the desired savings as a result of these initiatives. In addition, Metrocall cannot assure you that it will be able to maintain its present standards of airtime or customer services as a result of these initiatives.

               The initiatives discussed above may involve Metrocall's assumption and assignment or rejection of certain executory contracts and unexpired leases during the Chapter 11 Cases and pursuant to the Plan. Any such contracts or leases not specifically addressed by Metrocall in a motion filed in these Chapter 11 Cases prior to a confirmation of the Plan shall be addressed in the form and manner provided for such executory contracts and unexpired leases under the Plan.

                    b.   WIRELESS MESSAGING SERVICES, PRODUCTS AND OPERATIONS


               Metrocall provides traditional, wireless, messaging services and advanced messaging services. Metrocall operates in 49 states and the District of Columbia and in each of the 100 largest markets in the United States.

               Metrocall currently provides several traditional and advanced wireless data and messaging services, including:

               Traditional Paging and Other Services

                    = Digital display (numeric) paging, which permits a subscriber to receive a telephone number or other numeric coded information and to store several such numeric messages that the customer can recall when desired;

                    = alphanumeric display paging, which allows subscribers to receive and store text messages from a variety of sources including the Internet; and

                    = digital broadband and PCS phones under distribution agreements with AT&T Wireless and Nextel and other companies.

               Advanced Wireless Data and Messaging Services

                         - Hand-held wireless devices, which provide guaranteed delivery of messages and the ability to respond to messages;

                         -    two-way messaging devices, which permit
                              interactive peer to peer messaging, device to e-mail messaging and ability to access Internet-based, wireless content and enterprise, server based e-mail solutions;

                         - internet-based, wireless content includes Internet information on demand: news,


     - weather, - flight status, - financial updates, - entertainment and traffic; and

                         - enterprise, server-based e-mail solutions include the ability to:

     - send and receive e-mails to and from the messaging device with PCs and other wireless devices;
     -    access an e-mail inbox or open e-mail messages;
     - filter e-mails received on the messaging device through user controls located on the device; and - redirect e-mail attachments using the messaging device.

               Metrocall introduced its advanced wireless data and messaging services in 2000. At March 31, 2002, approximately 232,000 subscribers received these services.

               Subscribers who use paging and advanced wireless data and messaging services have traditionally included small business operators and employees, professionals, medical personnel, sales and service providers, construction and trades-people, and real estate brokers and developers; however, the appeal of paging to the residential user is growing, with service increasingly being adopted by individuals for private, non-business uses such as communicating with family members and friends.

               Metrocall subscribers either buy or lease their messaging and paging devices. Volume discounts on lease payments and service fees are typically offered to large volume subscribers. In some instances, Metrocall's subscribers are resellers that purchase services at substantially discounted rates, but are responsible for marketing, billing, collection and related costs with respect to their customers.

               Metrocall also provides enhancements and ancillary services for its traditional and advanced messaging subscribers such as:

     - personalized automated answering services, which allow a subscriber to record a message that greets callers who reach the subscriber's voice mailbox;

     - message protection, which allows a traditional subscriber to retrieve any calls that come in during the period when the subscriber was beyond the reach of our radio transmitters;

     - annual loss protection, which allows subscribers of leased messaging devices to limit their cost of replacement upon loss or destruction of the device; and

     - maintenance services, which are offered to subscribers who own their own pagers and advanced messaging devices.


               STRATEGIC ALLIANCE AGREEMENTS


               Metrocall offers advanced messaging services using narrowband PCS primarily through a strategic alliance agreement (the "Strategic Alliance Agreement") with Weblink. Since December 31, 2000 and through March 31, 2002, Metrocall has added approximately 119,870 net subscribers to these services, the majority of these subscribers rent their advanced messaging devices from Metrocall for periods of up to 12-24 months. Under the terms of the rental agreements with these customers, Metrocall receives monthly rental revenue for each unit and does not, typically, recover the device acquisition cost for a period of up to 8 months following its placement. During the remainder of 2002 and following Metrocall's reorganization pursuant to the Plan, Metrocall expects to focus on the sale of advanced messaging devices and to substantially limit the number of subscribers to which we offer leased products. As a result, Metrocall does not project subscriber growth to approach percentages experienced by Metrocall in 2000 and 2001 but projects substantial reductions in related capital expenditures.

               Notwithstanding the above, Metrocall's ability to offer narrowband PCS services under its Strategic Alliance Agreement with Weblink could be affected by Weblink's existing proceedings in Chapter 11. Weblink filed for reorganization protection under Chapter 11 of the Bankruptcy Code in May 2001 and assumed the Strategic Alliance Agreement, together with the strategic alliance agreements for one-way services (collectively the "Alliance Agreements"), with Metrocall pursuant to a court order entered in its bankruptcy cases on October 1, 2001. As part of that court order, as amended, Weblink, provided that it is not in default at such time and has satisfied certain other conditions, may elect to terminate the Alliance Agreements with Metrocall if Metrocall has not obtained an order authorizing the assumption of the Alliance Agreements in Metrocall's Chapter 11 cases on or before April 30, 2002. On April 30, 2002, Weblink filed a motion in its bankruptcy cases seeking approval of an extension of the date by which Metrocall must assume the agreements to a date which is forty-five (45) days after a bankruptcy filing by Metrocall but not later than October 30, 2002. As Metrocall's Petition Date is June 3, 2002, Weblink's motion now effectively seeks to require Metrocall to assume the Amended Alliance Agreements by July 18, 2002. A hearing date to consider Weblink's motion had been scheduled by the bankruptcy court in Weblink's Chapter 11 cases for June 14, 2002 and has subsequently been adjourned to August 1, 2002. Metrocall filed a motion seeking an order authorizing and approving Metrocall's assumption of the Alliance Agreements on July 17, 2002. A hearing date for Metrocall's assumption motion has been scheduled for August 8, 2002. Weblink has otherwise assured Metrocall that it will not take any action to terminate the Alliance Agreements in the intervening period. There can also be no assurance that the Court will approve this motion or that Weblink will be able to successfully reorganize and restructure under the protections of Chapter 11. Weblink's disclosure statement was approved on July 15, 2002 and Weblink has scheduled a plan confirmation hearing for August 22, 2002.


               In addition, Metrocall's ability to satisfy the product demand for advanced messaging equipment could be affected by Motorola's announcement to leave the product supply business and the uncertainty of the availability of replacement product. Either of these contingencies could adversely affect Metrocall's ability to offer narrowband PCS services.


               Set forth below is the respective numbers and percentages of messaging devices that Metrocall services through its distribution channels:


FOR THE YEARS ENDED  DECEMBER 31,                  1999                    2000                   2001           MARCH 31, 2002
---------------------------------
                                        NUMBER   PERCENTAGE    NUMBER    PERCENTAGE    NUMBER   PERCENTAGE    NUMBER     PERCENTAGE
                                        ------   ----------    ------    ----------    ------   ----------    ------     -----------
Direct Channels:
  Company-ownned and leased to
  Subscribers ......................  1,925,903         33%  1,967,613         32%  1,899,381         35%  1,854,640         37%
  Customer-owned and maintained ....    616,829         10     667,962         11     758,505         14     732,351         15
  Company-owned retail stores (CORS)    184,010          3     145,022          2     117,973          2      96,703          2
Indirect Channels:
  Resellers ........................  2,579,286         44   2,771,394         44   2,102,855         39   1,752,829         35
  Strategic partners and affiliates     475,487          8     585,777          9     470,450          8     471,620          9
  Retail ...........................    146,424          2     116,605          2     105,901          2      88,756          2
                                     -----------------------------------------------------------------------------------------------
Total ..............................  5,927,939        100%  6,254,373        100%  5,455,065        100%  4,996,899        100%
                                     ===============================================================================================



               Set forth below is the number of messaging devices that Metrocall has in service by geographic region at specified dates:

                                    FOR THE YEARS ENDED DECEMBER 31,
                                    -------------------------------
                                                                         AS OF
                                                                         MARCH 31,
                                 1999           2000         2001        2002
                                 ----------------------------------------------------
Northeast........................  781,663       843,617      640,918      584,192
Mid-Atlantic.....................  799,775       848,379      728,419      683,687
Southeast........................1,261,545     1,303,382    1,047,044      962,751
Central..........................1,879,162     1,962,426    1,941,816    1,766,380
West.............................  750,000       792,546      668,100      592,324
Northwest........................  455,794       504,023      428,768      407,565
                                 ----------------------------------------------------
     Total                       5,927,939      6,254,373    5,455,065   4,996,899
                                 ----------------------------------------------------

                    c. NETWORKS & LICENSES

               Metrocall has developed a state-of-the-art paging and messaging system utilizing current technology, which achieves optimal building penetration, wide-area coverage and the ability to deliver new and enhanced messaging services. This existing paging transmission equipment has significant capacity to support future growth.

               Metrocall's messaging services are initiated when telephone calls or short message based text services are placed to its Metrocall-maintained paging terminals. These state-of-the-art terminals have a modular design that allows significant future expansion by adding or replacing modules rather than replacing the entire terminal. Metrocall's paging terminals direct pages from the Public Switched Telephone Network ("PSTN") or from the Intranet to Metrocall's "Global Messaging Gateway", its primary satellite transmission hub located in Stockton, California, which signals terrestrial network transmitters providing coverage throughout the service area. Metrocall transmits a majority of its traffic through this facility. The facility operates 24 hours per day, seven days per week.

               Metrocall has three exclusive nationwide one-way frequencies and a nationwide 50/50 KHz narrowband personal communication license issued by the FCC (the "NPCS Licenses") and are operating in each of the largest 100 SMSA's. Metrocall began operating the nationwide network on one of the three one-way channels in November 1993. Metrocall developed a special home gateway switch that allows all of Metrocall's existing regional based paging terminals to route two-way messaging data to this centralized gateway for delivery into the two-way ReFLEX 25 network maintained by Weblink. Metrocall is also capable of providing local paging in many markets served by the nationwide network by using nationwide transmitters to carry local messages. Services provided through the nationwide network are marketed to subscribers directly through Metrocall's sales force and indirectly through retailers and resellers. Metrocall also operates a series of regional operating systems or networks consisting of primary networks serving Arizona, California, Utah, Texas, Florida, Illinois, Oregon, Washington, Colorado and Nevada, and the area from Boston to the Virginia/North Carolina border, and a ten (10) state region in the Southeastern portion of the U.S.

                    d. SOURCES OF EQUIPMENT AND NETWORK INFRASTRUCTURE

               Metrocall does not manufacture any of the messaging devices, infrastructure and other equipment used in its operations. While the equipment used in Metrocall's operations is available for purchase from multiple sources, Metrocall has historically limited the number of suppliers to achieve volume cost savings and, therefore, depends on such manufacturers to obtain sufficient inventory. Metrocall has purchased messaging devices primarily from Motorola, Inc. ("Motorola") and purchased terminals and transmitters primarily from Glenayre Electronics, Inc. ("Glenayre"). During 2001, both Motorola and Glenayre announced that they would no longer manufacture and/or sell messaging equipment used by Metrocall.

               Metrocall currently procures traditional paging devices through a number of alternative manufacturers and similarly expects that alternative sources for advanced messaging devices and network equipment will be secured in the foreseeable future. On January 29, 2002 Metrocall negotiated and entered into a final purchase agreement with Motorola pursuant to which it has prepaid Motorola $13.2 million for, predominantly, advanced messaging devices which Motorola has committed to deliver through June 30, 2002. Metrocall believes this purchase will provide a sufficient quantity of devices to meet advanced messaging needs through 2002.

               In February 2002, Motorola announced that it had entered into discussions with Multitone Electronics, plc ("Multitone") regarding the continued manufacture and service of advanced messaging devices. Multitone and Motorola have not to date concluded a transaction and Metrocall can make no assurances that Multitone will actually continue the role that Motorola had served as an industry device provider or be able to transition the manufacture of advanced messaging devices utilizing comparable and/or compatible technology to its operating facilities. Motorola has licensed both its one-way and two-way technology and patent rights to multiple offshore manufacturers. A current supply of one-way exists to fulfill its business plan. Two-way advanced messaging devices are being developed by multiple businesses and are expected to be available in the first quarter 2003.

               Metrocall recently made a $1 million prepayment to Glenayre in order to extend its maintenance and service agreement with Glenayre for a period of one year through May 2003 together with a one year option that may be exercised in Metrocall's sole discretion. Metrocall expects that infrastructure and equipment components will continue to be available from other suppliers for the foreseeable future, consistent with normal manufacturing and delivery lead times but can provide no assurance that it will not experience unexpected delays in obtaining equipment in the future.

                    e. COMPETITION

               The wireless communications industry is very competitive. Metrocall has competed in its traditional paging operations by maintaining competitive pricing of its products and services, by providing a broad assortment of coverage options using its own messaging network infrastructure and through quality, reliable customer service. Metrocall competes with hundreds of companies that provide only traditional paging services on a local, regional or nationwide basis and several companies that provide advanced wireless data and messaging services using narrowband and broadband PCS services.

               Metrocall also competes directly and indirectly with providers of narrowband and broadband PCS services. Narrowband PCS provides enhanced or advanced paging and messaging capabilities, such as "confirmation" or "response" paging and two-way messaging, services. Broadband PCS provides new types of communications devices that include multi-functional portable phones and imaging devices. In addition, the flat rate digital broadband PCS services is declining to a level that directly competes with the traditional paging services offered by Metrocall. In addition, new products and technologies being developed by and/or for broadband PCS providers is resulting in increased competition for market share of existing and prospective advanced messaging subscribers. Metrocall has distribution agreements with AT&T Wireless and Nextel enabling it to offer digital broadband PCS telephones which may be bundled to subscribers along with traditional paging or advanced wireless data and messaging services.

               Although some of Metrocall's competitors are small, privately-owned companies that service one market, others are large diversified telecommunications companies that serve several markets. Some of these competitors possess financial, technical and other resources greater than those of Metrocall. Major wireless messaging providers that Metrocall competes with in more than one market include Arch, WebLink, Skytel Inc., a subsidiary of WorldCom, Inc., Cingular, Verizon, and Motient, Inc.

               The intensity of competition for communication service customers will continue to increase as wireless communication products and technologies continue to be developed and offer new and different services and applications. In addition, FCC regulation concerning auctioning of new spectrum for wireless communication services has created additional potential sources of competition. Furthermore, entities offering service on wireless two-way communications technology, including cellular, digital broadband PCS and narrowband PCS, and providers of specialized mobile radio and mobile satellite services, also compete with the services that Metrocall provides. There can be no assurances that existing competing wireless communication technologies will not continue to adversely impact Metrocall's traditional operations or that the future development of new generation technologies and products will not adversely affect Metrocall's traditional and advanced wireless messaging operations.

                    f. EMPLOYEES

               As of March 31, 2002, Metrocall employed approximately 2,488 full and part-time employees none of whom is represented by a labor union. As previously indicated, Metrocall's restructuring contemplates a right-sizing of the company's overall operations that will include substantial reductions in force. These reductions coupled with Metrocall's Chapter 11 filing may negatively impact Metrocall's relationship with its employees. Metrocall has, however, taken steps to address these concerns, including seeking approval to implement an amended Key Employee Retention Program, an amended 401K and severance plan and a new special billing integration retention plan during the pendency of Metrocall's Chapter 11 Cases. Metrocall believes that these measures are essential to ensure that essential personnel remain with Metrocall both during the Chapter 11 Cases and beyond.

               Metrocall currently maintains a number of employee related benefit plans and programs including 401(k), severance, health and welfare, tuition reimbursement and long term disability plans. Metrocall's severance plan and 401(k) plan have been amended to reflect the clarification of certain aspects of these plans in accordance with the Lock-Up Agreement and Plan Term Sheet. Pursuant to the Plan, Metrocall will assume and assign to OpCo. all existing employee benefit plans and programs, including the 401(k) plan, health and welfare, severance and long term disability plans for all continuing employees.

               Metrocall, prior to the Petition Date, terminated all stock purchase programs and stock option plans. The Plan provides for a new Stock Option Plan to be implemented upon the Effective Date for remaining OpCo. employees. HoldCo. shall set aside and reserve up to 7% of the shares of HoldCo. New Common Stock to be issued after the exercise of options under this stock option plan. On or after the Effective Date the Board of Directors of HoldCo. (or a committee thereof) shall have the discretion to select the employees to be granted options, such stock options shall be granted with an exercise price equal to the fair market value of a share of HoldCo New Common Stock on the grant date.

                    g. TRADEMARKS


               Metrocall uses the following trademarks(21) and service marks:

     - "Metrocall" - a registered trademark with the U.S. Patent and Trademark Office;
     - "Datacall," "Metronet," "Metromessage" and "In-Touch" - service marks under which paging services are marketed;
     - "Metrotext" - a computer program designed for use in transmitting alphanumeric messages from personal computers to pagers (copyright registration has been granted); and
     - "Metrofax", "One Touch", "Message Track"and "America's Wireless Network", each service marks used by the Debtors.

               These trademarks are currently held by Metrocall, Inc. and shall be transferred to Reorganized USA, Inc. pursuant to the provisions for the Subsidiary Restructuring under the Plan such that Reorganized USA, Inc. will hold all such intellectual property together with the FCC licenses. The transfer of assets by the related Debtors are as set forth in the Subsidiary Restructuring Documents that have been filed as a supplement to the Plan. See the Plan Supplement annexed to the Plan as an exhibit hereto.

                    h. PROPERTIES

               Metrocall does not hold fee title to any significant real property; although, Metrocall through its affiliates own interests in certain real properties. As of the Petition Date, Ventures, a non-debtor, held certain investment interests in real property with an estimate fair market value between $0.5 and $1 million. At March 31, 2002, Metrocall leased commercial office and retail space, including its executive offices, at more than 185 locations used in its operations. These office leases provided for monthly payments ranging from approximately $60 to $143,000 and expire, subject to renewal options, on various dates through January 2008. Metrocall during its Chapter 11 Cases and upon the Effective Date pursuant to the Plan will seek to reject certain unexpired leases in order to implement the consolidations necessary to implement its right sizing Plan.

               Metrocall also leases approximately 3,900 tower sites which support its nationwide network. As of March 31, 2002, Metrocall leased these transmitter sites for monthly rentals ranging from approximately $40 to $5,625 that expire, subject to renewal options, on various dates through January 2016. Metrocall has entered into settlement agreements with two of its primary tower lessors, Pinnacle and American Tower, which collectively represent approximately 1,000 tower leases, resolving disputes for pre-petition rents that will provide for master lease agreements with each of these entities to be assumed by Metrocall in its Chapter 11



-------------------
(21) Metrocall has recently become aware of a third party that has infringed on the mark "Metrocall" and reserves all rights and remedies with respect to same, including but limited to, the commencement of an action against such party for damages and injunctive relief as a result of such trademark infringement.

Cases. As set forth in Article Section III.B.1. of this Disclosure Statement, Metrocall will seek to decommission a substantial number of these tower sites.

                    i. LITIGATION

               Metrocall, from time to time, is involved in lawsuits arising in the normal course of business. A summary of pending litigation claims is set forth in the Debtors' schedules that will be filed in these Chapter 11 Cases.

                    j. METROCALL'S INCORPORATION


               Metrocall, originally incorporated under the name of Metrocall of Delaware, Inc., was incorporated on October 26, 1982 in Delaware. Although Metrocall conducts operations through wholly-owned direct and indirect subsidiaries, a majority of the operations are conducted through Metrocall, Inc.


               1.   METROCALL'S MANAGEMENT


                    a.   DIRECTORS AND EXECUTIVE OFFICERS

               Directors

               The following table sets forth the names of the directors of Metrocall. The table also sets forth each such person's age as of April 1, 2002, the period during which he has served as a director, the expiration of his term, and the positions he currently holds with Metrocall. Metrocall's existing directors shall continue to hold such positions until the Effective Date.


                                      Director    Positions Held
   NAME                         Age   Since       With Metrocall
   ----                         ---   -----       --------------
   Class I Directors:
   ------------------
   None

   Class II Directors:
   -------------------
   Ronald V. Aprahamian         55    1995        Director
   Max D. Hopper                67    1997        Director
   Class III Directors:
   --------------------
   William L. Collins III       51    1994        President, Chief Executive
                                                  Officer, and Chairman of the Board
   Edward E. Jungerman          59    1997        Director
   Francis A. Martin, III       58    1994        Director
   Harold S. ("Pete") Wills     59    2000        Director
   Series A Preferred Stock
   ------------------------
   Designated Directors:
   ---------------------
   Michael Greene               40    1997        Director
   Royce R. Yudkoff             46    1997        Director

        Set forth below is biographical information regarding the directors of Metrocall.

        Ronald V. Aprahamian has been a member of Metrocall's Board since May 1995. Mr. Aprahamian also serves on the Board of Directors of Sunrise Assisted Living, Inc. and Inciscent, Inc., is Chairman of Superior Consultants, a healthcare computer services firm, and is an independent investor. Mr. Aprahamian was Chairman and Chief Executive Officer of The Compucare Company, a health care computer software services firm, from January 1988 to October 1996.


        William L. Collins III has been President and Chief Executive Officer of Metrocall since January 1996 and has served as Director and Vice Chairman of the Board since September 1994, and has served as Chairman since May 2000. From 1988 to 1994, Mr. Collins was the Chairman of the Board, Chief Executive Officer, President and a director of FirstPAGE USA, Inc. and its predecessor companies. Mr. Collins serves as Chairman of the Board of Directors of USA Telecommunications, Inc., and Inciscent Inc. From 1977 to 1988, Mr. Collins was President of C&C, Inc., a national communications marketing and management company.

        Michael Greene has been a director of Metrocall since January 1997. He is a Partner of UBS Capital Americas LLC, which is the private equity subsidiary of the Union Bank of Switzerland. Mr. Greene has worked in Union Bank's private equity and leveraged finance businesses since he joined it in 1990. Mr. Greene serves on the Board of Directors of CBP Resources Inc.

        Max D. Hopper has been a director of Metrocall since December 1997. Mr. Hopper was also a director of ProNet Inc. ("ProNet") from May 1997 until ProNet's merger with Metrocall in December 1997. Since 1995, Mr. Hopper has been a Principal and CEO of Max D. Hopper Associates, a consulting firm that specializes in creating benefits for the strategic use of advanced information technologies. Prior to 1995, Mr. Hopper spent 20 years in several positions with AMR Corporation, American Airlines' parent company. Mr. Hopper is also a director for Accrue Software, Inc., Exodus Communications, Inc., Gartner Group, Inc., Payless Cashways, Inc., United Stationers, Inc, and US Data Corporation.

        Edward E. Jungerman has been a director of Metrocall since December 1997. Mr. Jungerman was a director of ProNet from May 1992 until the merger of ProNet with Metrocall in December 1997. He has been President of Impulse Telecommunications Corporation, a strategic consulting firm, since 1986. Mr. Jungerman has over 25 years experience in the telecommunications field, including senior executive positions at Northern Telecom, Inc. and private, start-up ventures in the specialized advanced telecommunications services field.

        Francis A. Martin, III has been a director of Metrocall since November 1994. Mr. Martin is the President and Chief Executive Officer of MCP Holdings, LLC and Chairman of the Board, President and Chief Executive officer of Media Holdings, Inc. Mr. Martin previously served as President and Chief Executive Officer of Chronicle Broadcasting Metrocall, a publicly-held television broadcasting company. Mr. Martin also serves on the Board of Directors of Inciscent, Inc.

        Harold S. ("Pete") Wills has been a director of Metrocall since March 2000. Mr. Wills was President of PSINet Inc. from September 1998 to November 2000 and a Director and Chief Operating Officer of PSINet from April 1996 to November 2000. He was Executive Vice President of PSINet from April 1996 to September 1998. Mr. Wills served as Chief Operating Officer of Hospitality Information Networks, Inc. from July 1995 through January 1996. Mr. Wills was elected to the Board of Directors pursuant to the terms of PSINet's stock purchase agreement with Metrocall, dated February 2, 2000.

        Royce R. Yudkoff has been a director of Metrocall since April 1997. Mr. Yudkoff is the Managing Partner of ABRY Partners, Inc., a private equity investment firm which invests in the communications and media industries. Prior to co-founding ABRY in 1988, Mr. Yudkoff was a partner at Bain & Company, an international management consulting firm where he had significant responsibility for Bain's media practice. Mr. Yudkoff serves on the Board of Directors of Muzak Holdings LLC.

        On the Effective Date, the board of directors of Metrocall shall be reconstituted pursuant to the Plan such that the board of Reorganized Metrocall, Inc. shall consist of seven members appointed as follows: (i) the Senior Lenders shall appoint four members, (ii) the Noteholder Committee shall appoint one member, (iii) the Senior Lenders and the Noteholder Committee, on or prior to the Confirmation Date, shall collectively, by mutual consent, appoint one member (the "Independent Director") and (iv) one member shall be Metrocall's presiding Chief Executive Officer who shall serve as Chairman of the Board. See Article VI.G of the Plan.


        Executive Officers

        Executive officers of Metrocall serve at the pleasure of the Board of Directors, subject to the provisions of their employment agreements. This table sets forth the names of the executive officers of Metrocall, their ages as of April 1, 2002, and their positions with Metrocall.



              NAME            AGE                               POSITION
              ----            ---                               --------
   William L. Collins III     51      President, Chief Executive Officer and Chairman of the Board
                                      Executive Vice President, Chief Operating Officer, Chief
   Vincent D. Kelly           42      Financial Officer, and Treasurer

        Set forth below is biographical information regarding the executive officers of Metrocall.


        William L. Collins III has been President and Chief Executive Officer of Metrocall since January 1996 and Chairman of the Board of Directors since May 2000. He served as Director and Vice Chairman of the Board from September 1994 to May 2000. From 1988 to 1994, Mr. Collins was the Chairman of the Board, Chief Executive Officer, President and a director of FirstPAGE USA, Inc. and its predecessor companies. Mr. Collins serves as Chairman of the Board of Directors of USA Telecommunications, Inc. From 1977 to 1988, Mr.

Collins was President of C&C, Inc., a national communications marketing and management company.


        Vincent D. Kelly has been the Chief Financial Officer and Vice President of Metrocall since January 1989 and Chief Operating Officer since May 2002. Mr. Kelly has also served as Treasurer since August 1995. He was appointed Executive Vice President in February 1997. Mr. Kelly previously served as Chief Operating Officer of Metrocall from February 1993 through August 31, 1994, when Metrocall acquired FirstPAGE USA, Inc. Mr. Kelly was a director of Metrocall from 1990 until November 1996. Mr. Kelly is a certified public accountant.


        For a discussion of the management after the reorganization, see Section IV of this Disclosure Statement.

                b.      BOARD COMMITTEES

        Metrocall's board of directors has an audit committee, nominating, compensation, restructuring and strategy committees. The audit committee reviews the annual consolidated financial statements of Metrocall and its subsidiaries before their submission to Metrocall's board of directors and consults with Metrocall's independent public accountants to review financial results, internal financial controls and procedures, audit plans and recommendations. The audit committee also recommends the selection, retention or termination of independent public accountants and approves services provided by independent public accountants. The nominating committee nominates members for Metrocall's board of directors. The compensation committee recommends to Metrocall's board, the compensation of executive officers, key managers and directors and administers Metrocall's stock option plans. The strategy committee considers matters that will further Metrocall's business strategies.


        In addition to the above committees, the Plan provides that the board of directors of Reorganized Metrocall, Inc. shall also include a Special Transaction Committee to assess and consider any potential proposed "change of control" transactions prior to the board electing to vote on such transactions. See Article VI.G of the Plan.

                c.      INDEMNIFICATION AND DIRECTOR LIABILITY

        Metrocall's certificate of incorporation eliminates the liability of its directors for monetary damages to Metrocall or its stockholders for any breach of fiduciary duty as a director except for (i) any breach of the director's duty of loyalty; (ii) any act or omissions not in good faith or involving any intentional misconduct or knowing violation of the law; (iii) any transaction in which the director received any improper personal benefit; or (iv) any liability for unlawful dividend payments or unlawful stock purchases or redemptions under
Section 174 of the Delaware General Corporation Law. The certificate of incorporation also requires Metrocall to indemnify its directors and officers to the fullest extent permitted by law. Metrocall may also advance expenses incurred by a director or officer in connection with any action, suit or proceeding for which such director or officer may be entitled to indemnification, subject to repayment if it is later determined that the director or officer is not so entitled.

        Pursuant to the Plan, the certificate of incorporations and by-laws of Reorganized Metrocall will provide comparable indemnifications for the directors of the respective Reorganized Metrocall entities.

                d.      DIRECTOR COMPENSATION

        Directors who are full-time officers of Metrocall receive no additional compensation for serving on the Board or its committees. Directors who are not full-time officers of Metrocall receive an annual fee of $20,000, plus $2,500 for each regular board meeting attended and $1,500 for each special board or committee meeting attended (other than a committee meeting that occurs on the same day as an otherwise scheduled board meeting). Directors are reimbursed for travel costs and other out-of-pocket expenses incurred in attending meetings.

        The Metrocall, Inc. 1996 Stock Option Plan, as amended, had provided for formula grants of stock options to directors who have never been officers or employees of Metrocall and allows the Board to make discretionary grants to any director. Under the plan, every eligible director who begins service on the Board received an initial option to purchase 10,000 shares of Metrocall's common stock. Each eligible director also received an additional option to purchase 1,000 shares of Metrocall's common stock on each anniversary of the initial option, provided that the director continues to be an eligible director on each anniversary date. These options become fully exercisable six months after the date of grant. The exercise price for options granted to directors is the fair market value of Metrocall's common stock on the date the option is granted. During 2000, each non-employee director received formula options to purchase 1,000 shares of Metrocall's common stock at prices ranging from $1.969 per share to $9.00 per share. No such options were granted in 2001. Each director who was not a full-time officer received discretionary grants to purchase 10,000 shares of Metrocall's common stock at $2.03 per share. Metrocall terminated the 1996 Stock Option Plan as of April 9, 2002 such that no future options will be granted.

        Messrs. Collins and Martin were appointed by Metrocall as directors of Inciscent, Inc., a strategic venture between Metrocall, Aether, PSINet, Hicks, Muse and others. In that capacity, each was awarded, along with the other Inciscent directors, options to purchase 20,000 shares of Inciscent common stock at an exercise price of $2.00 per share. One-third of the options become exercisable on May 4, 2001, and an additional 2.778% become exercisable each month thereafter so long as the director remains on the Inciscent board. The options expire on May 4, 2010.

                e.      COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
                        PARTICIPATION

        The Board of Directors has appointed a Compensation Committee to consider compensation matters. At December 31, 2001, Messrs. Martin, Wills, Greene and Yudkoff were members of the Compensation Committee. No member of this Committee was at any time during the 2001 fiscal year or at any other time an officer or employee of Metrocall.

                f.      EXECUTIVE EMPLOYMENT ARRANGEMENTS

        Messrs. Collins and Kelly are parties to employment contracts that presently provide for terms of employment through December 31, 2004 (with automatic extensions). Under these agreements, as amended, Messrs. Collins and Kelly have salaries of $530,000 and $400,000 respectively. Each of these contracts provides for certain payments if the executive's employment is terminated without cause, if the executive terminates the contract for good reason or if the executive's employment is terminated by reason of death or disability. In such event, Metrocall will pay the executive or his estate the full base salary and benefits (in connection with termination without cause or resignation for good reason) that would otherwise have been paid to the executive during the remaining term of the agreement. Terminations without cause or resignations for good reason would also require Metrocall to pay the executive, at his election, the difference between the fair market value of stock subject to options (including those otherwise unexercisable) and the price he would have had to pay to exercise the options. If the executive voluntarily terminates employment (other than for good reason), Metrocall will pay the executive one year's base salary and benefits under the contract.


        Messrs. Collins and Kelly also are parties to separate change of control agreements which currently run through December 31, 2003 (with automatic extensions). Changes of control are defined as (1) any person's acquiring more than 50% of Metrocall voting stock that has the right to vote for the election of directors; (2) changes in Board membership such that those directors who were Board members on April 1, 2001, along with any directors subsequently added with approval of two-thirds of the Board, do not constitute at least 66 2/3% of the Board; (3) the consummation of a merger, consolidation or other business combination of Metrocall or any subsidiary with any other corporation unless the outstanding voting securities of Metrocall continue to represent at least a majority of the combined voting power of the securities of the surviving entity;
(4) the consummation of an agreement for the sale, lease or other disposition by Metrocall of all or substantially all of its assets, other than to an entity, at least a majority of the combined voting power of outstanding securities of which are owned by stockholders of Metrocall in substantially the same proportions as their ownership in Metrocall prior to the sale, lease or other disposition; or
(5) upon an entry by a court of an order confirming a plan of reorganization of Metrocall under Chapter 11 of the Bankruptcy Code. A change of control is also deemed to occur if the executive is removed at the request of a third party who has taken steps to effect a change of control or the termination was otherwise caused by a change of control. If an executive were terminated within two years following a change of control without "cause" or by the executive for "good reason" (each as defined in the agreements), the executive would be entitled to payment of two times the sum of his salary and annual target recent bonus within 30 days after termination of employment, together with a payment of the option spread (as described above), paid health coverage for up to 18 months, and certain other benefits. Payment would be grossed up, as necessary, to provide that the executive receives his payments net of any parachute excise taxes and any taxes on the excise payment (but the executive would remain responsible for any income taxes on the payment). Messrs. Collins and Kelly have entered into retention agreements whereby Metrocall paid them an amount equal to their annual base salary as currently in effect and their target annual bonus amount for the current fiscal year, reduced by any applicable withholding taxes, in one lump sum of cash or immediately available funds, as incentives for them to remain with the Metrocall through its restructuring process and in consideration of amendments to their existing employment and change of-control agreements.

The executives are obligated to repay the amount of the payments (net of taxes paid and/or withheld) if the executive's employment ends prior to the earliest of (1) confirmation of a plan of reorganization in a Chapter 11 proceeding; (2) sale of all or substantially all of the assets of the company; (3) appointment of a trustee for the company; and (4) April 1, 2003.


        As a part of the pre-negotiated Plan, the agreements described above will remain in effect during the pendency of the Chapter 11 Cases and will be terminated on the Effective Date, at which time new employment agreements with the Reorganized Debtors will be executed. Copies of the new employment agreements shall be filed with the Bankruptcy Court as a part of Metrocall's Plan Supplement no later than ten days prior to the hearing date for Confirmation of the Debtors' Plan.

                g.      STOCK OPTION GRANTS

        No options were granted to the named executive officers during 2001 or through the Existing Stock Option Plan termination on April 9, 2002.

                h.      OPTION EXERCISES AND YEAR-END OPTION TABLE

        No options were exercised in 2001.

                i.      STOCK OPTION PLANS OVERVIEW

        Metrocall has terminated the 1993 and 1996 Stock Option Plans.

                j.      KEY EMPLOYEE RETENTION PLAN

        Metrocall also has proposed amending the Key Employee Retention Plan (the "KERP") currently in place to provide that any employee entitled to a retention payment under the KERP as a result of the occurrence of a Retention Event (as defined in the KERP) shall receive four equal payments the first of which shall be on the Effective Date with the following payments to be made at the end of each quarter thereafter. Metrocall, contemporaneously with its "first-day" papers, filed a motion with the Bankruptcy Court for an order approving the amended KERP. A hearing regarding Metrocall's motion had been scheduled for July 8, 2002 and has subsequently been adjourned to August 8, 2002.

                k.      EMPLOYEE STOCK PURCHASE PLAN

        The employee stock purchase plan was cancelled in 2001.

                l.      PROFIT SHARING AND RETIREMENT BENEFITS

        The Metrocall Savings and Retirement Plan (the "SRP"), a combination employee savings plan and discretionary profit-sharing plan, covers substantially all full-time employees. The Savings and Retirement Plan qualifies under section 401(k) of the Internal Revenue Code (the "IRC"). Under the SRP, participating employees may elect to voluntarily contribute on a pre-tax basis between 1% and 15% of their salary up to the annual maximum established by the IRC. Metrocall has agreed to match 50% of the employee's contribution, up to 4% of each participant's gross salary. Contributions made by Metrocall vest 20% per year beginning on the second anniversary of the participant's employment.


        On May 1, 2002, Metrocall's board of directors voted to implement a 50% match up to 6% for employee contributions and to amend to 401K plan accordingly. Upon Confirmation of the Plan, the obligations of Metrocall, Inc. under the amended 401K plan will be assumed and assigned by HoldCo. to OpCo. Other than Metrocall's matching obligations, discussed above, profit sharing contributions are discretionary.

        2. METROCALL'S SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

                a.      FINANCIAL CONDITION AND OPERATING RESULTS


        YOU SHOULD READ THE FOLLOWING CONSOLIDATED FINANCIAL INFORMATION IN CONJUNCTION WITH "BACKGROUND REGARDING METROCALL, AND THE MOBILE COMMUNICATIONS INDUSTRY -- METROCALL'S BUSINESS--METROCALL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AT SECTION II.B.3 OF THIS DISCLOSURE STATEMENT.


        The following table sets forth selected historical consolidated financial and operating data of Metrocall for each of the five years ended December 31, 2001. The selected financial and operating data as of December 31, 1997, 1998, 1999, 2000 and 2001 and for each of the five years ended December 31, 2001 have been derived from Metrocall's audited consolidated financial statements and notes. The consolidated statements of operations data for fiscal years 1997, 1998, 1999, 2000 and 2001 presented below include the results of operations of the acquired companies from their respective acquisition dates. Consolidated statements of operations data for fiscal year 1997 exclude the operations of ProNet, Inc. because this merger was completed on December 30, 1997. Units in service at December 31, 1997 include approximately 1.3 million units acquired in the ProNet merger. Metrocall completed the acquisition of the advanced messaging division of AT&T Wireless on October 1, 1998.

Dollars in thousands, except per share, unit, and per unit data
YEAR ENDED DECEMBER 31,                           1997        1998        1999        2000        2001

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Service, rent and maintenance revenues..      $ 249,900    $416,352    $548,700    $504,800    $460,448
Product sales.....................               39,464      48,372      61,487      57,183      43,225
                                              ----------------------------------------------------------
         Total revenues...........              289,364     464,724     610,187     561,983     503,673
Net book value of products sold...              (29,948)    (31,791)    (39,071)    (37,509)    (26,174)
                                              ----------------------------------------------------------
                                                259,416     432,933     571,116     524,474     477,499
OPERATING EXPENSES:
Service, rent and maintenance...............     69,254     115,432     142,961     120,312     123,066
Selling and marketing.......................     53,802      73,546      97,051     103,413      92,481
General and administrative..................     73,753     121,644     170,591     172,017     161,161
Reorganization  expenses(a).................          -           -           -           -      15,017
Depreciation and amortization (b)...........     91,699     234,948     307,343     300,318     590,087
                                              ----------------------------------------------------------
Loss from operations .......................    (29,092)   (112,637)   (150,831)   (171,586)   (504,315)
Interest and other income (expense)                 156         849         407      (2,450)     (7,822)
Interest expense............................    (36,248)    (64,448)    (85,115)    (84,169)   (100,672)
                                              ----------------------------------------------------------
Loss before income tax benefit and
  Extraordinary item........................    (65,184)   (176,236)   (235,539)   (258,205)   (612,809)
Income tax provision benefit................      4,861      47,094      63,055      20,775           -
                                              ----------------------------------------------------------
Loss before extraordinary item..............    (60,323)   (129,142)   (172,484)   (237,430)   (612,809)
Extraordinary item(c).......................         --          --          --      22,876           -
                                              ----------------------------------------------------------
  Net loss..................................    (60,323)   (129,142)   (172,484)   (214,554)   (612,809)
Preferred dividends.........................     (7,750)    (11,767)    (16,462)     (9,816)    (10,391)
Series C preferred exchange inducement......          -           -           -      (6,308)          -
Gain on repurchase of preferred stock.......         --          --       2,208           -           -
                                              ----------------------------------------------------------

  Loss attributable to common                   $(68,03)  $(140,909)  $(186,738)  $(230,678)  $(623,200)
                                              ==========================================================
Loss per share attributable to common
    stockholders:
  Loss per share before extraordinary item
    Attributable to common stockholders.....      (2.51)      (3.43)   $  (4.47)  $   (3.30)    $ (6.93)
  Extraordinary item, net of income tax
     Benefit................................         --          --          --        0.30          --
                                              ----------------------------------------------------------
  Loss per share attributable to common
    Stockholders...........................       (2.51)      (3.43)   $  (4.47)  $   (3.00)    $ (6.93)
                                              ----------------------------------------------------------


a) Includes costs for legal, financial and investment banking services received in connection with Metrocall's merger agreement with Weblink, which was terminated on May 14, 2001 and other costs incurred by Metrocall and its debt holders in connection with debt restructuring efforts.

b) In 2001, Metrocall wrote down the carrying value of its long-lived assets by approximately $388.0 million to their estimated fair value as a result of their impairment.


c) In 2000, Metrocall recorded an extraordinary item of $22.9 million for the gain realized on the exchange of senior subordinated notes for common stock.


        You should find the following definitions below useful in understanding Metrocall's operating and other data:

        "EBITDA" means earnings before interest, taxes, depreciation and amortization, and certain one-time charges. While not a measure under generally accepted accounting principles, EBITDA is a standard measure of financial performance in the paging and wireless messaging industry.

        Metrocall believes EBITDA can be used to measure its ability to service debt, fund capital expenditures and expand its business. EBITDA as defined by Metrocall is used in its credit facility and indentures as part of the tests to determine its ability to incur debt and make restricted payments. EBITDA as defined by Metrocall may not be comparable to similarly titled measures reported by other companies since all companies do not calculate EBITDA in the same manner. EBITDA should not be considered in isolation or as an alternative to net income (loss), income (loss) from operations, cash flows from operating activities, or any other measure of performance under generally accepted accounting principles (GAAP). Cash expenditures for various long-term assets, interest expense and income taxes that have been, and will be, incurred are not reflected in the EBITDA presentations.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial condition Liquidity and Capital Resources" set forth in Section II.B.4 of this Disclosure Statement for discussion of significant capital requirements and commitments.

        EBITDA margin is calculated by dividing (a) EBITDA by (b) the amount of total revenues less the net book value of products sold.

        ARPU is average monthly paging revenue per unit. ARPU is calculated by dividing (a) service, rent and maintenance revenues for the period by (b) the average number of units in service for the period. The ARPU calculation excludes revenues derived from non-paging services such as telemessaging and long distance services.

        Average monthly operating expense per unit is calculated by dividing (a) total recurring operating expenses before depreciation and amortization for the period by (b) the average number of units in service for the period.




Dollars in thousands, except per share, unit, and per unit data
YEAR ENDED DECEMBER 31,                                    1997            1998            1999            2000           2001
OPERATING AND OTHER DATA:
Net cash provided by operating activities .........   $    27,166     $    41,154     $    64,534     $    39,764     $    55,801
Net cash used in investing activities .............   $  (176,429)    $  (191,747)    $   (88,228)    $  (123,334)    $   (57,421)
Net cash provided by (used in) financing activities   $   163,242     $   134,133     $    18,045     $   107,380     $      (842)
EBITDA ............................................   $    62,607     $   122,311     $   156,513     $   128,732     $   100,789
EBITDA margin .....................................          24.1%           28.3%           27.4%           24.5%           21.1%
ARPU ..............................................   $      8.25     $      7.57     $      7.86     $      6.92            6.77
Average monthly operating expense per unit ........   $      6.74     $      5.71     $      5.95     $      5.42            5.17
Units in service (end of period) ..................     4,030,836       5,659,550       5,927,939       6,254,373       5,455,065
Units in service per employee (end of period) .....         1,366           1,512           1,660           1,751           1,807
Capital expenditures ..............................   $    69,935     $    78,658     $    93,327     $   108,623          58,221
                                                      ----------------------------------------------------------------------------
                                                             1997            1998            1999            2000            2001
                                                      ----------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit) (a) .....................   $   (36,747)    $   (41,828)    $   (36,908)    $  (764,532)    $  (833,484)
Cash and cash equivalents .........................   $    24,896     $     8,436     $     2,787     $    26,597     $    24,135
Total assets ......................................   $ 1,078,023     $ 1,251,038     $ 1,025,547     $   757,145     $   203,470
Total long-term debt, net of current portion (a) ..   $   598,989     $   742,563     $   776,984     $       301     $       220
Total stockholders' equity/(deficit) ..............   $   170,505     $    33,780     $  (152,134)    $  (166,352)    $  (789,237)


(a) At December 31, 2000 and 2001 working capital deficit included current debt balance of approximately $760.0 million which largely constitute debt with scheduled non-current maturities; but which had been classified as current debt.

                                                                     COMMON STOCK
                                                       ----------------------------------------
                                                                                          ADDITIONAL
                                                                                           PAID-IN      ACCUMULATED
                                                       SHARES OUTSTANDING   PAR VALUE      CAPITAL        DEFICIT         TOTAL
                                                       ---------------------------------------------------------------------------
BALANCE, December 31, ...............................         41,583,403   $       416   $   340,249    $  (306,885)   $    33,780
1998
  Issuances of shares in employee stock purchase plan
    and other .......................................            318,505             3           821             --            824


  Preferred dividends and accretion                                   --            --            --        (16,462)       (16,462)
  Gain on repurchase of Series B Preferred ..........                 --            --            --          2,208          2,208
  Net loss ..........................................                 --            --            --      (172,484)      (172,484)
                                                             ---------------------------------------------------------------------

BALANCE, December 31, 1999 ..........................         41,901,908           419       341,070       (493,623)      (152,134)
  Issuances of shares in employee stock purchase plan
    and other .......................................            928,534             9         3,414             --          3,423
  Warrants exercised ................................          1,102,920            11         2,667             --          2,678
  Issuances of shares in exchange for senior
    subordinated notes ..............................          8,619,537            86        47,316             --         47,402
  Issuances of shares in exchange for Series C
    Preferred .......................................         13,250,000           133       111,543         (6,308)       105,368
  Other common stock issuances ......................         23,411,633           234        51,047             --         51,281
  Preferred dividends and accretion .................                 --            --            --         (9,816)        (9,816)
  Net loss ..........................................                 --            --            --      (214,554)      (214,554)
                                                             ---------------------------------------------------------------------
BALANCE, December 31, 2000 ..........................         89,214,532           892       557,057       (724,301)      (166,352)
  Issuances of shares for employee stock purchase
     plan and other .................................            761,240             8           307             --            315
  Preferred dividends and accretion .................                 --            --            --        (10,391)       (10,391)
  Net loss ..........................................                 --            --            --      (612,809)      (612,809)
                                                             ---------------------------------------------------------------------
BALANCE, December 31, 2001 ..........................         89,975,772           900       557,364     (1,347,501)      (789,237)

Preferred Dividends & Accretion .....................                 --            --            --         (2,807)        (2,807)
Net Loss ............................................                 --            --            --        (29,222)       (29,222)
                                                             ---------------------------------------------------------------------
BALANCE March 31, 2002 ..............................        $89,975,772   $       900   $   557,364    $(1,379,530)   $  (821,266)
                                                             ---------------------------------------------------------------------



        3. METROCALL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                a.      RESULTS OF OPERATIONS

               (1) FIRST FISCAL QUARTER ENDED 03/31/02 AS COMPARED TO FISCAL YEAR ENDED 03/31/01

        The following table sets forth a summary of Metrocall's operations during the first quarter of 2002 as compared to the same period last year.


                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31,
                                                                         2001                  2002
REVENUES:
   Service, rent and maintenance revenues.................                    $ 119,522            $ 102,884
   Product sales..........................................                       11,497                9,184
                                                                  ---------------------- --------------------
      Total revenues......................................                      131,019              112,068
   Net book value of products sold........................                      (6,366)              (4,851)
                                                                  ---------------------- --------------------
                                                                                124,653              107,217
                                                                  ---------------------- --------------------
OPERATING EXPENSES:
   Service, rent and maintenance expenses.................                       32,104               28,258
   Selling and marketing..................................                       26,753               20,676
   General and administrative.............................                       41,933               36,481
   Reorganization expenses................................                            -               10,097
   Depreciation...........................................                       31,587               21,213
   Amortization...........................................                       27,557                    -
                                                                  ---------------------- --------------------
                                                                                159,934              116,725
                                                                  ---------------------- --------------------
      Loss from operations................................                     (35,281)              (9,508)
INTEREST EXPENSE..........................................                     (20,990)             (19,597)
INTEREST AND OTHER INCOME (EXPENSE), NET..................                        (973)                (117)
                                                                  ---------------------- --------------------
      Net loss............................................                     (57,244)             (29,222)
PREFERRED DIVIDENDS AND ACCRETION.........................                      (2,477)              (2,807)
                                                                  ---------------------- --------------------
      Loss attributable to common stockholders............                   $ (59,721)           $ (32,029)
                                                                  ====================== ====================
BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO COMMON
STOCKHOLDERS..............................................                    $  (0.66)            $  (0.36)
                                                                  ====================== ====================
      Weighted-average common shares outstanding..........                   89,975,772           89,975,772
                                                                  ====================== ====================


               The following table sets forth the amounts of revenues and the percentages of net revenues (defined as total revenues less the net book value of products sold) represented by certain items in Metrocall's Interim Condensed Consolidated Statements of Operations and certain other information for the three month periods ended March 31, 2001 and 2002.




CONSOLIDATED PAGING OPERATIONS                                                                                      INCREASE OR
REVENUES                          MARCH 31, 2001        % OF REVENUES      MARCH 31, 2002       % OF REVENUES       (DECREASE)
                                ---------------------------------------------------------------------------------------------------
Service, rent and maintenance              $ 119,522               95.9            $ 102,884              96.0           $(16,638)
Product sales                                 11,497                9.2                9,184               8.6             (2,313)
                                ---------------------------------------------------------------------------------------------------
Total revenues                               131,019              105.1              112,068             104.5            (18,951)
Net book value of products sold               (6,366)             (5.1)               (4,851)             (4.5)            (1,515)
                                ---------------------------------------------------------------------------------------------------
Net revenues                               $ 124,653              100.0             $107,217             100.0           $(17,436)
                                ===================================================================================================

ARPU                                     $ 6.37                                    $6.56                                    $ 0.19
Number of subscribers                       6,255,329                              4,996,899                           (1,258,430)


TRADITIONAL PAGING OPERATIONS                                                                                       INCREASE OR
REVENUES                          MARCH 31, 2001        % OF REVENUES      MARCH 31, 2002       % OF REVENUES       (DECREASE)
                                ---------------------------------------------------------------------------------------------------
Service, rent and maintenance              $ 111,336               95.1             $ 88,308              95.9           $(23,028)
Product sales                                 11,230                9.6                5,832               6.3             (5,398)
                                ---------------------------------------------------------------------------------------------------
Total revenues                               122,566              104.7               94,140             102.2            (28,426)
Net book value of products sold               (5,480)             (4.7)               (2,063)             (2.2)            (3,417)
                                ---------------------------------------------------------------------------------------------------
Net revenues                               $ 117,086              100.0              $92,077             100.0           $(25,009)
                                ===================================================================================================

ARPU                                            $6.07                                  $5.89                              $ (0.18)
Number of subscribers                       6,090,050                              4,764,503                           (1,325,547)

               Traditional paging service, rent and maintenance revenues decreased approximately $23.0 million from $111.3 million for the three months ended March 31, 2001 ("2001") to $88.3 million for the three months ended March 31, 2002 ("2002"). Over the past several months, traditional units in service have decreased in both the direct and indirect distribution channels. From March 31, 2001, direct distribution channel subscribers have decreased 128,106 as a result of subscriber conversions to Metrocall's advanced messaging services and cancellations. From March 31, 2001, indirect distribution subscribers, mainly in Metrocall's reseller and strategic alliance channels, have decreased by 1,351,952 units. The decrease in the number of indirect subscribers was mainly the result of a decrease in demand for traditional paging products in the reseller channel and our desire to increase the average monthly revenue per unit
(ARPU) in this relatively low ARPU distribution channel. As a result of the decrease in the traditional subscriber base, ARPU for the three months ended March 31, 2002 decreased by $0.18 to $5.89 from March 31, 2001.

               Metrocall expects that revenues generated from its traditional paging operations will continue to decrease during the remainder of 2002. Metrocall further expects that such decreases will be the result of a reduction in the number of subscribers receiving such services and a continued shift in the distribution mix toward lower ARPU service offerings as two-way messaging products and services or other competing technologies attract existing subscribers. Although a concerted customer retention program has been implemented, Metrocall cannot guarantee that we will be able to slow the rate of customer churn.

               Product sales from traditional operations decreased approximately $5.4 million from $11.2 million in 2001 to $5.8 million in 2002 and decreased as a percentage of net revenues from 9.6% in 2001 to 6.3% in 2002. Net book value of products sold decreased approximately $3.4 million from $5.5 million in 2001 to $2.0 million in 2002 and decreased as a percentage of net revenues from 4.7% in 2001 to 2.2% in 2001. Fluctuations in traditional product sales and net book value of products sold were the result of a reduction in the number of subscriber units sold through direct distribution channels in 2002.


ADVANCED MESSAGING OPERATIONS                                                                                           INCREASE OR
REVENUES                          MARCH 31, 2001          % OF REVENUES       MARCH 31, 2002          % OF REVENUES     (DECREASE)
                                  --------------------------------------------------------------------------------------------------
Service, rent and maintenance                   $ 8,186                108.2               $ 14,576              96.3       $ 6,390
Product sales                                       267                  3.5                  3,352              17.9         3,085
                                  --------------------------------------------------------------------------------------------------
Total revenues                                    8,453                111.7                 17,928             114.2         9,475
Net book value of products sold                    (886)              (11.7)                 (2,788)            (14.2)       (1,902)
                                  --------------------------------------------------------------------------------------------------
Net revenues                                    $ 7,567                100.0                $15,140             100.0       $ 7,573
                                  ==================================================================================================
ARPU                                              $19.62                                   $  20.95                         $  1.29
Number of subscribers                            165,279                                    232,396                          67,117


               Advanced messaging service, rent and maintenance revenues increased $6.4 million to approximately $14.6 million in 2002. The increase in service, rent and maintenance revenues was the result of the placement of 67,116 additional units since March 31, 2001, primarily two-way messaging devices. Metrocall launched its two-way messaging services in late March 2000, and service, rent and maintenance revenues were generated primarily from the placement of 1.5-way and 1.75-way messaging devices through this time. Metrocall expects that its advanced messaging service, rent and maintenance revenues will remain flat to slightly decreasing during the remainder of 2002 if its financial resources are adequate to continue investing in wireless data devices. There can be no assurances that such revenues will continue to increase in future periods.


               Product sales from advanced messaging operations increased approximately $3.1 million to $3.4 million in 2002. Net book value of products sold decreased $1.9 million to approximately $2.8 million in 2002. Metrocall bundles the sale of two-way messaging equipment with the related service and recognizes revenue and related cost of sales over the expected life of the customer relationship. Accordingly, the majority of product sales revenues and related costs are deferred and recognized over the expected customer life.

        Operating Expenses

               The following tables set forth the amounts of operating expenses and related percentages of net revenues represented by certain items in Metrocall's Interim Condensed Consolidated Statements of Operations and certain other information for the periods ended March 31, 2001 and 2002.

                                                                                                                        INCREASE OR
OPERATING EXPENSES                     MARCH 31, 2001       % OF REVENUES     MARCH 31, 2002        % OF REVENUES         DECREASE)
                                   -------------------------------------------------------------------------------------------------
Service, rent and maintenance                      $32,104        25.8                 $ 28,258         26.4              $ (3,846)
Selling and marketing                               26,753        21.5                   20,676         19.3                (6,077)
General and administrative                          41,933        33.6                   36,481         34.0                (5,452)
Reorganization expenses                                  -        -                      10,097          9.4                 10,097
Depreciation                                        31,587        25.3                   21,213         19.8               (10,374)
Amortization                                        27,557        22.1                        -           -                (27,557)
                                   -------------------------------------------------------------------------------------------------
                                                  $159,934       128.3                 $116,725        108.9              $(43,209)
                                   =================================================================================================

                                                                        INCREASE
                                             MARCH 31,     MARCH 31,       OR
OPERATING EXPENSES PER UNIT IN SERVICE         2001           2002     (DECREASE)
                                           ----------------------------------------
Monthly service, rent and maintenance              $1.71        $1.80       $ 0.09
Monthly selling and marketing                       1.43         1.32        (0.11)
Monthly general and administrative                  2.23         2.33         0.10
                                           ----------------------------------------
Average monthly operating costs                    $5.37        $5.45        $0.08
                                           ========================================

               Overall, Metrocall experienced an increase in average monthly operating costs per unit in service (operating costs per unit before depreciation and amortization) from 2001 to 2002. Average monthly operating cost per unit increased $0.08 from $5.37 per unit for 2001 to $5.45 per unit for 2002. Each operating expense is discussed separately below.

               Service, rent and maintenance expenses decreased approximately $3.8 million from $32.1 million in 2001 to $28.3 million in 2002 and increased as a percentage of net revenues from 25.8% in 2001 to 26.4% in 2002. Monthly service, rent and maintenance expense per unit increased from $1.71 per unit in 2001 to $1.80 per unit in 2002. Service, rent and maintenance expenses have decreased primarily as a result of a decrease in subscriber line costs, supplies, rent, pager repairs and dispatching costs. There has been a partially offsetting increase in tower rent expenses, and an increase in the two-way provisioning costs to Weblink as a result of the increased number of units that have been placed on the Weblink network since March 31, 2001. The cost reductions mentioned are due to rationalization and re-negotiation of dispatching and subscriber line costs and other cost cutting initiatives. Metrocall expects that service, rent and maintenance expenses will decrease during the remaining months of 2002 as a result of anticipated tower de-constructions and other cost reduction initiatives.

               Selling and marketing expenses decreased approximately $6.1 million from $26.8 million in 2001 to $20.7 million in 2002 and decreased as a percentage of net revenues from 21.5% in 2001 to 19.3% in 2002. The overall expense decrease was primarily the result of reductions in salaries and commissions as a result of a slightly smaller sales and marketing force, and a reduction in print and media advertising. Monthly selling and marketing expense per unit has decreased from $1.43 per unit in 2001 to $1.32 per unit in 2002. Metrocall expects that selling and marketing expenses may decrease slightly during the remaining months of 2002 as it continues cost reduction initiatives.

               General and administrative expenses decreased by $5.4 million from $41.9 million in 2001 to $36.5 million, and decreased as a percentage of net revenues from 33.6% in 2001 to 34.0% in 2002. The decrease in general and administrative expenses was primarily the result of a reduction in salaries, telephone administrative services, and professional service, due to several cost containment initiatives that focused on the back office centralization and rationalization. Metrocall expects general and administrative expenses to decrease in future quarters as a result of continuing cost reduction initiatives. Such past initiatives have included a reduction in administrative and overhead positions primarily through attrition, minimization in the utilization of temporary and other professional services and continued consolidation of certain overhead functions.

               Reorganization related expenses of $1.6 million were incurred in the three months ended March 31, 2002. Such costs include costs incurred for legal, financial and investment banking services received in connection with its debt restructuring efforts described herein. In addition, restructuring expenses of $8.4 million were incurred. Such costs include severance related expenses of $3.2 million and facility lease exit costs of $5.2 million.


               Depreciation expense decreased approximately $10.3 million from $31.6 million in 2001 to $21.2 million in 2002. The decrease in depreciation expense resulted mainly from a reduction in the basis of assets, the result of an impairment charge taken during the fourth quarter of 2001. This decline in depreciation expenses should continue into the remainder of 2002 as further assets become fully depreciated.


               Amortization expenses decreased approximately $27.6 million from $27.6 million in 2001 to $0.00 in 2002. This decrease was the result of the write down of all of Metrocall's intangible assets in 2001.


               Other Income (Expenses)


                                                              INCREASE
                                                                 OR
                              MARCH 31, 2001  MARCH 31, 2002  (DECREASE)
                             -------------------------------------------------------
Other income/(expenses), net     $   (973)     $   (117)     $    856
Interest expense ...........      (20,990)      (19,597)        1,393
Net loss ...................      (57,244)      (29,222)       28,022
Preferred dividends ........       (2,477)       (2,807)         (330)

EBITDA .....................     $ 23,863      $ 21,802      $ (2,061)



               Interest expense decreased approximately $1.4 million, from $21.0 million in 2001 to $19.6 million in 2002 due to lower average interest rates as the prime lending rate that banks charge their customers, which declined during 2001. Total debt remained flat. Average debt balances did not fluctuate materially during the three months ended March 31, 2002, compared to March 31, 2001.


               Metrocall's net loss decreased approximately $28.0 million from $57.2 million in 2001 to $29.2 million in 2002 mainly as a result of the above mentioned events. Metrocall expects net losses to continue for the remainder of 2002.


               Preferred dividends increased approximately $0.3 million in 2002 from $2.5 million in 2001 to $2.8 million in 2002. The increase was the result of higher dividends paid to holders of the Series A Preferred due to the compounding nature of the Series A Preferred Stock.


               EBITDA or operating cash flow means earnings before interest, reorganization and restructuring expenses, taxes, depreciation and amortization, and certain one-time charges. While not a measure under generally accepted accounting principles, EBITDA is a standard measure of financial performance in the paging industry. Metrocall believes EBITDA can be used to measure its ability to service debt, fund capital expenditures and expand its business. EBITDA as defined by Metrocall is used in its credit facility and indentures as part of the tests to determine its ability to incur debt and make restricted payments. EBITDA as defined by Metrocall may not be comparable to similarly titled measures reported by other companies since all companies do not calculate EBITDA in the same manner. EBITDA should not be considered in isolation or as an alternative to net income (loss), income (or (loss)) from operations, cash flows from operating activities, or any other measure of performance under GAAP. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentations. EBITDA decreased $2.1 million from $23.8 million in 2001 to $21.8 million in 2002. The decrease was due to the decrease in net revenue of $17.4 million offset by a decrease in operating expenses of $15.3 million. EBITDA margin increased from 19.1% in 2001 to 20.3% in 2002.

                   (2)     FISCAL YEAR ENDED 12/31/01 AS COMPARED TO FISCAL YEAR
                        ENDED 12/31/00

               The following table sets forth the amount of revenues and the percentage of net revenues (defined as total revenues less the net book value of products sold) represented by certain items in Metrocall's Consolidated Statements of Operations and certain other information for fiscal years 2001 and 2000.


CONSOLIDATED PAGING OPERATIONS                                                                                 INCREASE OR
REVENUES                                            2000    % OF REVENUES          2001     % OF REVENUES      (DECREASE)
                                            ----------------------------------------------------------------------------------
Service, rent and maintenance............       $504,800             96.2      $460,448              96.4         ($44,352)
Product sales............................         57,183             11.0        43,225               9.1          (13,958)
                                            ----------------------------------------------------------------------------------
    Total revenues.......................        561,983            107.2       503,673             105.5          (58,310)
Net book value of products sold..........        (37,509)            (7.2)      (26,176)             (5.5)          11,333
                                            ----------------------------------------------------------------------------------
    Net revenues.........................       $524,474            100.0      $477,497             100.0         ($46,977)
                                            ==================================================================================

ARPU.....................................          $6.92                          $6.55                             ($0.37)
Number of Subscribers....................      6,254,373                      5,455,065                           (799,308)


TRADITIONAL PAGING OPERATIONS                                                                                  INCREASE OR
REVENUES                                            2000    % OF REVENUES          2001     % OF REVENUES      (DECREASE)
                                            ----------------------------------------------------------------------------------
Service, rent and maintenance............       $495,747             96.0      $414,521              95.5         ($81,226)
Product sales............................         53,426             10.4        36,689               8.4          (16,737)
                                            ----------------------------------------------------------------------------------
    Total revenues.......................        549,173            106.4       451,210             103.9          (97,963)
Net book value of products sold..........        (32,999)            (6.4)      (16,998)             (3.9)          16,001
                                            ----------------------------------------------------------------------------------
    Net revenues.........................       $516,174            100.0      $434,212             100.0         ($81,962)
                                            ==================================================================================
ARPU.....................................          $6.84                          $6.08                             ($0.76)
Number of Subscribers....................      6,141,847                      5,223,621                           (918,226)

        Traditional paging service, rent and maintenance revenues decreased approximately $81.2 million from $495.7 million in 2000 to $414.5 million in 2001. During 2001, traditional paging revenues decreased as a result of declines in the number of subscribers receiving airtime services and a lower average monthly revenue per unit statistics. In 2001, the number of direct distribution subscribers decreased 89,518, which includes the impact of the units secured through acquisitions of other paging entities of 232,529. Absent the acquisition of Southeast Paging, Inc. in June 2001, the total direct subscriber decrease would have been 322,047. This decrease was the result of placements of new subscribers and cancellation of subscriber accounts as the result of a lessened demand for paging services and conversion of certain existing customers to Metrocall's advanced messaging services.

        Metrocall's indirect distribution channels decreased 828,708 units in 2001. This decrease occurred mainly in its reseller and strategic alliances channels. The decrease was the result of a reduced demand for paging services; economic conditions which caused many resellers to withdraw from selling paging services and competing technologies.

        Product sales from traditional operations decreased approximately $16.7 million from $53.4 million in 2000 to $36.7 million in 2001 and decreased as a percentage of net revenues from 10.4% in 2000 to 8.4% in 2001. Net book value of products sold decreased approximately $16.0 million from $33.0 million in 2000 to $17.0 million in 2001 and decreased as a percentage of net revenues from 6.4% in 2000 to 3.9% in 2001. Fluctuations in traditional product sales and net book value of products sold were the result of a reduction in the number of subscriber units sold through direct distribution channels in the twelve months ended December 30, 2001.


ADVANCED MESSAGING OPERATIONS
REVENUES                                            2000    % OF REVENUES          2001     % OF REVENUES         INCREASE
                                            ----------------------------------------------------------------------------------
Service, rent and maintenance............           $9,053          109.1          $45,927         106.1           $36,873
Product sales............................            3,757           45.3            6,536          15.1             2,779
                                            ----------------------------------------------------------------------------------
    Total revenues.......................           12,810          154.4           52,463         121.2            39,653
Net book value of products sold..........           (4,510)         (54.4)          (9,178)        (21.2)            4,668
                                            ----------------------------------------------------------------------------------
    Net revenues.........................           $8,300          100.0          $43,285         100.0           $34,985
                                            ==================================================================================

ARPU.....................................           $13.41                          $22.25                           $8.84
Number of Subscribers....................          112,526                         231,444                         118,918

        Advanced messaging service, rent and maintenance revenues increased $36.9 million to approximately $45.9 million in 2001. The increase in service, rent and maintenance revenues was the result of the placement of 118,918 additional units since December 31, 2000, primarily two-way messaging devices. ARPU for the twelve months ended December 31, 2001 increased by $8.84 to $22.25 from December 31, 2000. Metrocall launched its two-way messaging services in late March 2000 and service, rent and maintenance revenues were generated primarily from the placement of 1.5-way and 1.75-way messaging devices through this time.

        Product sales from advanced messaging operations increased approximately $2.8 million to $6.5 million in 2001. Net book value of products sold increased $4.7 million to approximately $9.2 million in 2001. Metrocall bundles the sale of two-way messaging equipment with the related service and recognizes revenue and related cost of sales over the expected life of the customer relationship. Accordingly, product sales revenues and related costs are deferred and recognized over the expected customer life.

        Operating Expenses

        The following tables set forth the amounts of operating expenses and related percentages of net revenues represented by certain items in Metrocall's Consolidated Statements of Operations and certain other information for fiscal years 2000 and 2001 (all dollars in thousands except per unit information):

                                                                                                               INCREASE OR
                                                    2000    % OF REVENUES          2001    % OF REVENUES        (DECREASE)
                                            ----------------------------------------------------------------------------------
Service, rent and maintenance............         $120,312           22.9         $123,066          25.8            $2,754
Selling and marketing....................          103,413           19.7           92,481          19.4           (10,932)
General and administrative...............          172,017           32.8          161,161          33.8           (10,856)
Reorganization                                           -              -           15,017           3.1            15,017
Depreciation.............................          124,515           23.7          209,792          43.9            85,277
Amortization.............................          175,803           33.5          380,295          79.6           204,492
                                            ----------------------------------------------------------------------------------
                                                  $696,060          132.6         $981,812         205.6          $285,752
                                            ==================================================================================

OPERATING EXPENSES PER UNIT IN SERVICE                      2000                   2001                   INCREASE OR (DECREASE)
                                                   --------------------------------------------------------------------------
Monthly service, rent and maintenance..........                      $1.65                $1.69                       $0.04
Monthly selling and marketing..................                       1.42                 1.27                       (0.15)
Monthly general and administrative.............                       2.36                 2.21                       (0.15)
                                                   --------------------------------------------------------------------------
Average monthly operating expense..............                      $5.43                $5.17                      ($0.26)
                                                   ==========================================================================



                        Service, rent and maintenance expenses.


                        Service, rent and maintenance expenses increased approximately $2.8 million from $120.3 million in 2000 to $123.1 million in 2001 and increased as a percentage of net revenues from 22.9% in 2000 to 25.8% in 2001. Monthly service, rent and maintenance expense per unit increased from $1.65 per unit in 2000 to $1.69 per unit in 2001. Service, rent and maintenance expenses increased $16.4 million as a result of provisioning costs incurred in providing advanced messaging services to 118,918 additional subscribers in 2001 mainly through its alliance agreement with Weblink. This expense increase was almost fully offset by decreases in traditional messaging costs such as reductions from the use of third-party paging and dispatch providers and subscriber line costs; and reductions in salary and benefit costs associated with reduced staffing levels in inventory, engineering and technical functions in 2001. Metrocall expects that its service, rent and maintenance expenses will decrease during 2002 as a result of its cost containment and reduction initiatives.

                        Selling and marketing expenses.

                        Selling and marketing expenses decreased approximately $10.8 million from $103.4 million in 2000 to $92.5 million in 2001 and decreased as a percentage of net revenues from 19.7% in 2000 to 19.4% in 2001. The overall expense decrease was primarily the result of reductions in print and media advertising of $5.1 million and salaries and commissions expenses of $4.4 million as a result of a slightly smaller sales and marketing force. Monthly selling and marketing expense per unit has decreased from $1.42 per unit in 2000 to $1.27 per unit in 2001. Metrocall expects that its selling and marketing expenses will decrease in 2002 as a result of its revised subscriber retention efforts, cost containment and reduction, and advanced messaging initiatives.

                        General and administrative expenses.

                        General and administrative expenses decreased approximately $10.9 million from $172.0 million in 2000 to $161.2 million in 2001 and increased as a percentage of net revenues from 32.8% in 2000 to 33.8% in 2001. The decreases in general and administrative expenses were primarily the result of reductions in salary expenses of $5.2 million, telephone administrative expenses of $2.8 million and contract services of approximately $1.9 million. Monthly general and administrative expenses per unit decreased by $0.15 from $2.36 in 2000 to $2.21 per unit in 2001 as a result of these events and the increase in units outstanding. Metrocall expects its general and administrative expenses to decrease in 2002 as a result of the consolidation of two of its national call centers into one location, conversion of two of its billing platforms into one platform and the other cost containment and reduction initiatives.

                        Reorganization expense.

                        Reorganization expenses of $15.0 million consist of costs incurred related to the Weblink merger which Metrocall terminated in May 2001, and legal, investment banking, and other costs incurred to stabilize the company and to evaluate its restructuring options. Metrocall expects that restructuring costs will continue to be significant in future months as it formulates and implements its restructuring plans.


                        Depreciation expense.

                        Depreciation expense increased approximately $85.3 million from $124.5 million in 2000 to $209.8 million in 2001. Approximately $82.1 million was the result of a write-down to paging and plant equipment and building and leasehold improvements for impairment in the three months ended December 31, 2001. The remaining net increase of $3.2 million was primarily the result of the depreciation expense on 2000 and 2001 additions to infrastructure and subscriber equipment. Please refer to amortization below for further description of the impairment write-down.

                        Amortization expense.

                        Amortization expense related to the amortization of identified intangible assets of companies acquired by Metrocall increased approximately $204.5 million from $175.8 million in 2000 to $380.3 million in 2001, primarily as a result of impairment write-downs which occurred in the three months ended June 30, 2001 and December 31, 2001. Metrocall wrote down the carrying value of its goodwill and FCC licenses $107.0 million and $172.7 million respectively in the three months ended June 30, 2001. Factors that indicated impairment had occurred included a continued reduction in revenues and operating cash flows, the termination of a merger agreement with Weblink and continuing competitive industry and economic conditions.


                        Metrocall wrote down the carrying value of certain of its long-lived assets including the remaining carrying value of its intangible assets of $26.2 million in the three months ended December 31, 2001. Factors that indicated an impairment had occurred in this period included a greater than expected decrease in actual and future expected recurring traditional revenues and subscribers, and a slower than expected growth rate in revenues of its advanced messaging business.

                        The amount of write down in each period was equal to the amount by which the carrying value of Metrocall's long-lived assets exceeded the estimated future discounted cash flows of such assets over their estimated useful lives. Amortization expense was comprised of the following elements in 2000 and 2001 (all dollars in thousands):


                       AMORTIZATION                                      INCREASE OR
AMORTIZATION EXPENSES     PERIOD           2000              2001          (DECREASE)
---------------------    ------    --------------------------------------------------
Subscriber lists        2 years         $ 123,442        $  52,686        ($ 70,756)

FCC  licenses ..        10 years           28,899          206,493          177,594
Goodwill .......        10 years           17,247          115,436           98,189
Other ..........        Various             6,215            5,680             (535)
                                   --------------------------------------------------
                                        $ 175,803        $ 380,295        $ 204,492
                                   ==================================================

        Amortization expenses are expected to decrease in future periods.

                                                                              INCREASE
                                                                                OR
  OTHER                                           2000            2001       (DECREASE)
  =====                                      =============   ===========  =============
  Interest and other income net                $ (2,450)      $  (7,822)    $ (5,372)
  Interest expense...........................   (84,169)       (100,672)     (16,503)
  Income tax benefit                             20,775               -      (20,775)
  Extraordinary item, net of tax effect......    22,876               -      (22,876)
  Net loss                                     (214,554)       (612,809)     398,255
  Preferred dividends                            (9,816)        (10,391)         575
  Series C Preferred exchange inducement.....    (6,308)              -        6,308

  EBITDA.....................................   128,732         100,790      (27,942)



               Interest expense.

               Interest expense increased approximately $16.5 million, from $84.2 million in 2000 to $100.7 million in 2001. Approximately $15.0 million represented the write-off of deferred financing costs on long-term debt balances classified as current liabilities. Average debt balances were also approximately $8.8 million higher in 2001 than 2000. The average balance of Metrocall's credit facility during 2001 was $133.0 million and the average principal amount outstanding on the senior subordinated notes was $626.8 during 2001. Total debt decreased $0.6 million from $761.9 million at December 31, 2000 to $761.3 million at December 31, 2001.

               Income tax benefit.

               Income tax benefit decreased approximately $20.8 million from $20.8 million in 2000 to $0.00 million in 2001 as no tax benefit was generated in 2001.

               Net loss.

               Metrocall's net loss decreased approximately $398.3 million from $214.5 million in 2000 to $612.8 million in 2001 mainly as a result of the above-mentioned events. Metrocall expects net losses to continue in future periods.

               Preferred dividends.

               Preferred dividends increased approximately $0.6 million in 2001 from $9.8 million in 2000 to $10.4 million in 2001. The increase was a result of higher dividends paid-in-kind to the holders of the Series A Preferred due to the compounding nature of the preferred stock series.


               EBITDA.

               EBITDA or operating cash flow as defined by Metrocall means earnings before interest, taxes, reorganization related expenses, depreciation and amortization. While not a measure under generally accepted accounting principles, EBITDA is a standard measure of financial performance in the paging industry. EBITDA may not be comparable to similarly titled measures reported by other companies since all companies do not calculate EBITDA in the same manner. EBITDA should not be considered as an alternative to net income (loss) from operations, cash flows from operating activities, or any other measure of financial performance under GAAP. EBITDA decreased $27.9 million from $128.7 million in 2000 to $100.8 million in 2001. The decrease was due to the decrease in net revenue of $47.0 million offset by the decrease in operating expenses of $19.0 million. EBITDA margin decreased from 24.5% in 2000 to 21.1% in 2001.

                (3) FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED WITH DECEMBER 31, 1999

        The following table sets forth the amounts of revenues and the percentage of net revenues (defined as total revenues less the net book value of products sold) represented by certain items in Metrocall's Consolidated Statements of Operations and certain other information for fiscal years 2000 and 1999.



                                                                                INCREASE
                                                   % OF                  % OF    OR
REVENUES                                  1999    REVENUES     2000    REVENUE (DECREASE)
--------                         -------------------------------------------------------
Service, rent and maintenance...      $548,700      96.0     $504,800    96.2   ($43,900)
Product sales...................        61,487      10.8       57,183    10.9     (4,304)
                                 ---------------------------------------------------------
    Total revenues..............       610,187     106.8      561,983   107.1    (48,204)
Net book value of products
    sold........................       (39,071)     (6.8)     (37,509)   (7.1)     1,562
                                 ---------------------------------------------------------
     Net revenues...............      $571,116     100.0     $524,474   100.0   ($46,642)
                                 ========================================================
ARPU............................         $7.86                  $6.92             ($0.94)
Number of Subscribers                5,927,939              6,254,373            326,434


               Service, rent and maintenance revenues.


               Service, rent and maintenance revenues decreased approximately $43.9 million, or 8.0%, from $548.7 million in 1999 to $504.8 million in 2000. The decrease in net revenues was primarily the result of a change in subscriber mix to one more heavily weighted toward the indirect distribution channels, which are characterized by lower ARPU. Since December 31, 1999, the total number of subscribers receiving airtime services has increased by 326,434. Of this increase, approximately 50,000 new subscribers were added with the acquisition of NationPage in May 2000. The majority of the remaining increase occurred in Metrocall's reseller and strategic alliance distribution channels. In addition, since December 31, 1999, Metrocall has also experienced a 26,700 decline in the number of subscribers in its direct distribution channels, channels that are characterized by higher ARPU. Metrocall's average service, rent and maintenance revenue per unit for traditional paging services decreased $0.94 from $7.86 per unit in 1999 to $6.92 per unit in 2000.


               Product sales.


               Product sales decreased approximately $4.3 million from $61.5 million in 1999 to $57.2 million in 2000 and increased as a percentage of net revenues from 10.8% in 1999 to 10.9% in 2000. This decrease in product sales was primarily the result of a $6.1 million decline associated with the divestiture of Metrocall's Electronic Tracking System division, which occurred in November 1999, offset by an increase in unit sales of pagers and advanced messaging devices during the quarter.

               The following tables set forth the amounts of operating expenses and related percentages of net revenues represented by certain items in Metrocall's Consolidated Statements of Operations and certain other information for fiscal years 1999 and 2000.


                                                                                   INCREASE
                                                 % OF                   % OF          OR
OPERATING EXPENSES                       1999   REVENUES      2000     REVENUES   (DECREASE)
------------------                -----------------------------------------------------------
Service, rent and maintenance....    $146,961        25.7   $120,312       22.9    ($26,649)
Selling and marketing............      97,051        17.0    103,413       19.7        6,362
General and administrative.......     170,592        29.9    172,017       32.8        1,425
Depreciation.....................      96,984        17.0    124,515       23.7       27,531
Amortization.....................     210,359        36.8    175,803       33.5     (34,556)
                                  -----------------------------------------------------------
                                     $721,947       126.4   $696,060      132.6    ($25,887)
                                  ===========================================================



OPERATING EXPENSES PER UNIT IN                                         INCREASE OR
SERVICE                                           1999          2000    (DECREASE)
                                      -----------------------------------------------
Monthly service, rent and maintenance..        $2.11         $1.65         ($0.46)
Monthly selling and marketing..........         1.39          1.42           0.03
Monthly general and administrative.....         2.45          2.36          (0.09)
                                      -----------------------------------------------
Average monthly operating expense......        $5.95         $5.43         ($0.52)
                                      ===============================================


               Overall in 2000, Metrocall experienced a decrease in average monthly operating costs per unit in service (operating expenses per unit before depreciation and amortization) of $0.52 per unit. Each operating expense is discussed separately below.


               Service, rent and maintenance expenses.


               Service, rent and maintenance expenses decreased approximately $26.7 million from $147.0 million in 1999 to $120.3 million in 2000 and decreased as a percentage of revenues from 25.7% in 1999 to 22.9% in 2000. Monthly service, rent and maintenance expense per unit of $1.65 in 2000 has decreased $0.46 per unit from $2.11 in 1999. Service, rent and maintenance expenses have decreased in amount and as a percentage of revenues primarily due to a decrease in telecommunication expenses as a result of renegotiated telecommunications contracts, deconstruction of redundant transmitter and antenna sites and other cost reduction initiatives.


               Selling and marketing expenses.


               Selling and marketing expenses increased approximately $6.4 million from $97.0 million in 1999 to $103.4 million in 2000 and increased as a percentage of net revenues from 17.0% in 1999 to 19.7% in 2000. The overall expense increase was primarily the result of an increase in personnel costs related to an increase in the employee sales base and advertising costs related to launching advanced messaging services. Selling and marketing expenses increased as a percentage of revenues during 2000 as a result of the decline in revenues. Monthly selling and marketing expenses per unit has increased $0.03 from $1.39 per unit in 1999 to $1.42 per unit in 2000 as a result of these.


               General and administrative expenses.


               General and administrative expenses increased approximately $1.4 million from $170.6 million in 1999 to $172.0 million in 2000 and increased as a percentage of net revenues from 29.9% in 1999 to 32.8% in 2000. The increases in general and administrative expenses were primarily the result of approximately $4.0 million in legal, financing, advisory and other costs incurred in connection with Metrocall's efforts to present a competing reorganization plan and merger proposal for Paging Network, Inc., which was offset by a decrease in contract services of $1.5 million and medical insurance of $1.5 million. Monthly general and administrative expenses per unit decreased by $0.09 from $2.45 in 1999 to $2.36 per unit in 2000 as a result of these events and the increase in units outstanding.

               Depreciation expense.


               Depreciation expense increased approximately $27.5 million from $97.0 million in 1999 to $124.5 million in 2000. Metrocall changed the depreciable lives of its subscriber devices purchased after June 30, 2000 from three years to two years. This change resulted from Metrocall's expectations regarding future usage periods for subscriber devices considering current and projected technological advances and customer desires for new messaging technology. This change resulted in an increase in depreciation expense of $7.8 million for the six months ended December 2000. The remaining increase in depreciation expense was the result of depreciation expenses incurred on fixed assets acquired in the NationPage acquisition and the impact of 2000 depreciation on 1999 and 2000 additions to other property, plant and equipment and computer hardware and software.


               Amortization expense.


               Amortization expense related to the amortization of identified intangible assets of companies acquired by Metrocall decreased approximately $34.6 million from $210.4 million in 1999 to $175.8 million in 2000. This decrease was primarily the result of a reduction in intangibles as a result of certain adjustments to the purchase accounting for prior business combinations as a result of revisions to required valuation allowances on net operating loss carryforwards partially offset by an increase in the result of the amortization of intangibles recorded in connection with the NationPage acquisition. Amortization expense was comprised of the following elements in 1999 and 2000:

                               AMORTIZATION
  AMORTIZATION EXPENSES           PERIOD               1999        2000     DECREASE
  =====================           ======        =====================================

  Subscriber lists...........    2 years           $144,349    $123,442    ($20,907)
  FCC licenses...............   10 years             36,023      28,899      (7,124)
  Goodwill...................   10 years             22,869      17,247      (5,622)
  Other......................    Various              7,118       6,215        (903)
                                               ------------- ----------- ------------
                                                   $210,359    $175,803    ($34,556)
                                               ============= =========== ============

                                                                     INCREASE OR
  OTHER                                      1999          2000      (DECREASE)
                                       ============================================
  Interest and other income net.....      $  407        $ (2,450)        $2,043
  Interest expense..................     (85,115)        (84,169)          (946)
  Income tax benefit................      63,055          20,775        (42,280)
  Extraordinary item, net of tax
  effect............................           -          22,876         22,876
  Net loss..........................    (172,484)       (214,554)        42,070
  Preferred dividends                    (16,462)         (9,816)        (6,646)
  Series C Preferred exchange
  inducement........................           -          (6,308)         6,308
  Gain on repurchase of preferred
  stock.............................       2,208               -         (2,208)

  EBITDA.................................156,512         128,732        (27,780)


               Interest expense.


               Interest expense decreased approximately $0.9 million from $85.1 million in 1999 to $84.2 million in 2000. The decrease was a result of lower average debt balances during 2000. The average balance of Metrocall's credit facility during 2000 was $102.7 million and the average principal amount outstanding on the senior subordinated notes was $657.1 during 2000. Average debt balances were approximately $31.2 million lower in 2000 than in 1999 primarily as a result of the exchange of senior subordinated notes into common stock in 2000, but were partially offset by higher balances outstanding under the credit facility. Total debt decreased $15.7 million from $777.6 million in 1999 to $761.9 million in 2000.


               Income tax benefit.


               Income tax benefit decreased approximately $42.3 million from $63.1 million in 1999 to $20.8 million in 2000. The decrease in the income tax benefit was primarily the result of the provision for a $62.5 million valuation allowance provided against Metrocall's deferred tax assets in 2000.


               Extraordinary item.


               Extraordinary item represents the net extraordinary gain recorded as a result of the exchange of $73.4 million aggregate principal amount of Metrocall's senior subordinated notes into Metrocall's common stock. The $22.9 million net gain represented the difference between the carrying value of the notes at the time of exchange and the fair value of the common stock issued less the write-off of a portion of the deferred financing costs.


               Net loss.


               Metrocall's net loss increased approximately $42.1 million from $172.5 million in 1999 to $214.6 million in 2000. The increase in net loss was primarily the result of the decrease in revenues as a result of the reduction in ARPU, the decrease in the income tax benefit partially offset by the decrease in operating expenses and gain from the exchange of senior subordinated notes into common stock.


               Preferred dividends.


               Preferred dividends decreased approximately $6.6 million from $16.4 million in 1999 to $9.8 million in 2000. The decrease was primarily the result of the cessation of accrual dividends on the Series C Preferred in February 2000 as a result of the exchange of the Series C Preferred for Metrocall common stock.


               Series C Preferred exchange inducement.


               In February 2000, Metrocall and the holder of all the issued and outstanding shares of Metrocall's Series C Preferred reached an agreement in which the holder of the Series C Preferred agreed to exchange such shares for
13.25 million shares of Metrocall common stock. The number of shares of common stock issued by Metrocall in the transaction was approximately 3.1 million shares in excess of what Metrocall would have issued had the holder elected to convert the Series C Preferred based on its original conversion provisions. The $6.3 million inducement expense represents the fair market value of the 3.1 million additional shares of common stock that were issued by Metrocall. At the time of the transaction, the carrying value of the Series C Preferred was approximately $105.4 million and represented an obligation to Metrocall because the holder had the option to require Metrocall to redeem the Series C Preferred in cash at the end of its maturity period in 2010. Metrocall recorded the issuance of common stock and the reduction of the $105.4 million carrying value of the Series C Preferred as an increase to stockholders' equity, which represented an excess of $78.6 million over the fair value of the common stock issued by Metrocall of $26.8 million.


               Gain on repurchase of preferred stock.


               In January 1999, Metrocall repurchased and retired all of the outstanding shares of its Series B Preferred for $16.2 million, representing a $2.2 million discount from its carrying value. The $2.2 million had been reflected as a gain for purposes of determining Metrocall's loss attributable to common stockholders in 1999.


               EBITDA.


               The decrease in EBITDA in 2000 of approximately $27.8 million was primarily the result of the decrease in revenues in 2000 partially offset by the decrease in service, rent and maintenance, selling and marketing and general and administrative expenses. Metrocall's EBITDA margin decreased from 27.4% in 1999 to 24.5% in 2000.

                        b.      IQUIDITY AND CAPITAL RESOURCES

                                (i)     CASH FLOWS AS OF MARCH 31, 2002


               For the three months ended March 31, 2002, net cash provided by operating activities decreased by approximately $13.3 million from $21.4 million for the three months ended March 31, 2001 to $8.1 million for the three months ended March 31, 2002. The decrease in cash provided by operating activities was primarily the result of an increase in prepaid expenses, and a reduction in deferred revenues. Prepaid expenses increased by $5.9 million from the first quarter of 2001, and deferred revenues declined approximately $4.5 million due to declining billings, the result of lower revenues than in the first quarter of 2001.


               Net cash used in investing activities decreased approximately $12.2 million from $26.3 million for the three months ended March 31, 2001 to $14.1 million for the three months ended March 31, 2002. The decrease in net cash used for investing activities was primarily the result of a decrease in the purchase of subscriber equipment. Capital expenditures were approximately $26.0 million and $14.0 million for the quarters ended March 31, 2001 and 2002, respectively. Capital expenditures for the three months ended March 31, 2001 included approximately $22.6 million for subscriber equipment, representing increases in wireless devices on hand and net increases and maintenance to the rental subscriber base, while subscriber equipment purchases for the three months ended March 31, 2002 were approximately $11.9 million. The balance of capital expenditures included $1.5 million for information systems and computer related equipment, $0.4 million for network construction and development and $0.2 million for general purchases including leasehold improvements and office equipment.


               Total capital expenditures for the year ending December 31, 2002 are estimated to be in the range of $33.0 - $40.0 million primarily for the acquisition of pagers, paging and transmission equipment and information systems enhancement. Metrocall expects that its capital expenditures for the year ending December 31, 2002, will be financed through operating cash flow. Projected capital expenditures are subject to change based on internal growth, general business and economic conditions and competitive pressures. Future cash requirements include investment in subscriber equipment and network infrastructure.


               Net cash used by financing activities decreased approximately $0.1 million from $0.3 million for the three months ended March 31, 2001 to $0.2 million for the three months ended March 31, 2002. Metrocall has not been able to draw on its credit facility or raise additional cash proceeds through the equity markets. Future cash requirements include debt service costs, primarily interest.

                                (ii)    CASH FLOWS AS OF DECEMBER 31, 2001.


               Metrocall's cash flows from operating activities increased approximately $16.0 million from $39.8 million for the twelve months ended December 31, 2000 to $55.8 million for the twelve months ended December 31, 2001. The increase in net cash provided by operating activities was the result of Metrocall's suspension of interest payments to its holders of its senior subordinated notes of approximately $62.0 million as well as operating expense reductions offset by reductions resulting from the net decline in revenues during 2001.


               Net cash used in investing activities decreased approximately $65.9 million from $123.3 million for the twelve months ended December 31, 2000 to $57.4 million for the twelve months ended December 31, 2001. The net decrease was the result of a decrease in cash used for business acquisitions of $12.5 million and a decrease of $50.4 million in capital expenditures during 2001. Capital expenditures during 2001 included approximately $51.4 million for subscriber equipment on hand and net increases to the rental subscriber base. The balance of capital expenditures was primarily for network and infrastructure development and information systems and computer related equipment. Total capital expenditures for fiscal year 2002 are expected to approximate $33.0-40.0 million of which approximately $21 million was incurred pre-petition. Metrocall's estimate for the year may be limited to a lower amount due to Metrocall's liquidity position.


               Net cash provided by financing activities decreased approximately $108.2 million from $107.4 million for the twelve months ended December 31, 2000 to $(0.8) million for the twelve months ended December 31, 2001. The decrease in net cash provided by financing activities in 2001 was a result of certain 2000 events that did not recur in 2001. For the twelve months ended December 31, 2000, Metrocall received net proceeds of $51.9 million from the issuances of common stock primarily to three equity investors and was able to access its credit facility and borrowed net amounts of $58.0 million. In 2001, Metrocall received net proceeds of $315,000 from issuances of common stock under its employee stock purchase plan and was unable to borrow amounts under its credit facility due to its financial condition.

               Long Term Debt

               On December 31, 2001 and March 31, 2002, total primarily debt consisted of borrowings outstanding under its Credit Facility and Subordinated Notes.

   ----------------------------------------    -----------------   ------------    ------------
                                                   December 31,      March 31,
   LONG TERM DEBT                                          2001           2002          Change
   ----------------------------------------    -----------------   ------------   -------------
   Borrowings under the credit facility              $  133,000      $ 133,000         $    -
   Senior subordinated notes                            625,707        625,746             39
   Capital leases and other debt                          2,642          2,441           (201)
                                               -----------------   ------------   -------------
                                                     $  761,349      $ 761,187        $  (162)

                                               =================   ============   =============


               Metrocall's total debt has been classified as a current liability on its balance sheet as a result of the suspension of interest payments to holders of its Subordinated Notes and the non-compliance with certain of the financial covenants of its Credit Facility at December 31, 2001 and March 31, 2002.


               Under the Credit Facility, subject to certain conditions, Metrocall was permitted to borrow up to $200.0 million under two loan facilities. Facility A was a $150.0 million reducing revolving credit facility, and Facility B was a $50.0 million term loan facility. The Credit Facility is secured by substantially all of the company's assets.


               In April 2001, Metrocall's senior lenders delivered a notice of default based on the failure to make the scheduled interest payments on the Subordinated Notes at that time. The Senior Lenders reduced the level of their commitments from an aggregate of $200.0 million such that Metrocall had no further availability to borrow under the Credit Agreement. The outstanding principal balance as of the Petition Date was approximately $133.0 million.


               On February 25, 2002, Metrocall and its bank lenders entered into the Third Amendment and Limited Waiver to the Fifth Amended and Restated Loan Agreement (the "Third Amendment"), effective as of January 1, 2002. The Third Amendment amended certain sections, which generally pertain to the revocation of the option to borrow a Eurodollar Advance. In addition, the applicable margin was also amended to 2.875% effective January 1, 2002, retroactive for interest on all Base Rate Advances outstanding for the period October 1, 2001 through January 1, 2002.


               Under the credit facility, interest accrues on Metrocall's base rate advances at the prime lending rate plus an applicable margin of 2.875%. Interest payments are due monthly on the last business day of each month. Metrocall's majority lenders have the ability to request an additional 2% default rate of interest above the base rate plus applicable margin described above. The majority lenders signatory to the Third Amendment agreed to a limited waiver that prohibits them from demanding payment of any default interest that has accrued between March 16, 2001 and January 1, 2002 on any amounts outstanding. The Senior Lender claims against the Debtors include the principal due together with accrued but unpaid default interest of approximately $3.1 million which the Senior Lenders have agreed not to demand payment of pursuant to the Third Amendment referenced above but reserved their rights with respect to this default.


               As of the Petition Date, Metrocall had approximately $626,802,000 aggregate principal amount outstanding of Subordinated Notes and $111,807,000 of accrued interest. Metrocall is presently in a default position under each of the Subordinated Notes series as a result of the suspension of payment of interest. As of the Petition Date, accrued and unpaid interest for each note series is reflected below ($s in thousands)

                                             Accrued and
 Note                                        Unpaid Interest
 ---------------------------------------- -- -------------------
 11% senior subordinated notes due 2008           $ 45,719
 10 3/8% senior subordinated notes due 2007       $ 24,819
 11 7/8 % senior subordinated notes due 2005      $ 17,133
 11 7/8 % senior subordinated notes due 2005      $     35
 9  3/4% senior subordinated notes due 2007       $ 24,101
                                                  --------
                                                  $111,807
                                                  ========

               Access to Future Capital.

               Metrocall anticipates that cash from operations, together with cash on hand (which totaled approximately $20 million as of the Petition Date) will be sufficient to meet administrative and operational expenses, together with professional fees, during the pendency of these bankruptcy cases, as well as, to pay all amounts due on the Effective Date under the Plan and to support the projections summarized herein. Pursuant to the Plan, Metrocall will seek to substantially deleverage itself through a restructure of its prepetition long-term debt. As a consequence, the Debtors do not project that Reorganized Metrocall will require an additional credit facility in the years projected following the Effective Date. Reorganized Metrocall's need to access additional borrowings will be dependent upon its future performance including its ability to stabilize the number of subscribers receiving and operating revenues generated by two-way messaging products and services, and its cash flows from operations and its ability to realize the synergies resulting from the Restructure. These dependencies may be subject to financial, business and other factors, certain of which are beyond the Debtors' control, such as prevailing economic conditions. Metrocall cannot assure you that, in the event, it were to require additional financing, such additional financing would be available on terms permitted by agreements relating to existing indebtedness or otherwise satisfactory to it. Metrocall believes that funds generated by its operations, together with existing cash balances will be sufficient to finance estimated capital expenditure requirements and to fund its existing operations for the foreseeable future.

                        c.      INFLATION


               Inflation is presently not a material factor affecting Metrocall's business. Traditional one-way paging system equipment and operating costs have not increased and one-way pager costs have declined significantly in recent years. This reduction in costs has been reflected in lower prices charged to Metrocall's subscribers. General operating expenses such as salaries, employee benefits and occupancy costs are, however, subject to inflationary pressures.

               4.      DESCRIPTION OF METROCALL'S EQUITY SECURITIES


               At December 31, 2001, Metrocall's authorized capital stock consisted of 200,000,000 shares of common stock and 810,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred"), all with a par value $0.01 per share.


               All stock interests discussed below will constitute interests under "MCall Class 7 Equity Interests" and will be cancelled under the Plan and shall not receive any distribution on account of such interests.

                                a.      COMMON STOCK


               Because the FCC places limitations on foreign ownership of its licenses, no more than 20 percent of Metrocall USA, Inc.'s common stock may, in the aggregate, be owned directly, or voted by a foreign government, a foreign corporation, or resident of a foreign country. Metrocall's amended and restated certificate of incorporation permits the redemption of the common stock from stockholders, where necessary, to protect its regulatory licenses. Such stock may be redeemed at fair market value or, if the stock was purchased within one year of such redemption, at the lower of fair market value or such holder's purchase price.

               Issuances of Common Stock

               On March 17, 2000, Metrocall issued 23,411,633 shares of its common stock for $2.19 per share to three investors including: PSINet Inc. (PSINet), Aether Systems, Inc. (Aether) and an affiliate of Hicks, Muse, Tate & Furst Incorporated (HMT&F). Total proceeds raised from the issuances were $51.3 million. Such proceeds were used for general corporate purposes. Pursuant to the common stock purchase agreements with each of these investors, each investor has the right to nominate a representative to Metrocall's Board of Directors. Metrocall has agreed to register for resale the shares of common stock held by these investors, subject in each case to certain conditions and limitations. Because the common stock investments were transactions not involving a public offering, each investment was exempt from registration pursuant to Section 4(2) of the Securities Act.


               Each of the three equity investors also agreed to certain limitations until March 17, 2002. These limitations include the following: each investor will not, directly or indirectly, (i) increase its beneficial ownership of any securities or rights or options to acquire beneficial ownership of any securities of Metrocall, except by way of stock dividends, stock splits or distributions made by Metrocall to holders of common stock (Aether may acquire up to 15% of the issued and outstanding common stock, and HMT&F may acquire up to 15% of the issued and outstanding common stock, which 15% ownership limit does not include the shares issuable under or purchased pursuant to the Option Agreement); (ii) make any public announcement with respect to or submit to Metrocall any proposal for the acquisition of securities of Metrocall or for any merger, consolidation, or business combination involving Metrocall or its affiliates or for any purchase of a substantial portion of the assets of Metrocall or its affiliates; (iii) make, or in any way participate in, any "solicitation" of "proxies" to vote any voting securities of Metrocall or become a participant in any "election contest" (as those terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the Exchange Act)); (iv) form, join, or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Metrocall; or (v) seek to influence or influence the management or policies of Metrocall, with the exception of the investor's designee on the Board of Directors may act to take action in his capacity as a director of Metrocall.


               Metrocall also granted HMT&F two options to purchase additional shares of Metrocall common stock. Metrocall granted an option to purchase 8,333,333 shares of common stock (Option I), at an exercise price of $3.00 per share, subject to adjustment under certain events. Option I expired on March 17, 2001. Metrocall also granted HMT&F (i) an option to purchase 12,500,000 shares of common stock at an exercise price of $4.00 per share plus, (ii) if

HMT&F has not exercised Option I, 8,333,333 shares of common stock at an exercise price per share of $3.00, in each case subject to adjustment under certain events (collectively, Option II). Option II terminated on March 17, 2002, neither Option I or Option II was ultimately exercised.

                        b.      PREFERRED STOCK


               Series A Preferred

               At March 31, 2002, there were 313,979 shares of the Series A Preferred issued and outstanding. Each share of the Series A Preferred has a stated value of $250 per share and has a liquidation preference over shares of Metrocall's common stock equal to the stated value per share. The Series A Preferred carries a dividend of 14% of the stated value per year, payable semiannually in cash or in additional shares of the Series A Preferred, at Metrocall's option. Upon the occurrence of a triggering event, as defined in the certificate of designation for the Series A Preferred, and so long as the triggering event continues, the dividend rate increases to 16% per year. Triggering events include, among other events, (i) Metrocall issues or incurs indebtedness or equity securities senior with respect to payment of dividends or distributions on liquidation or redemption to the Series A Preferred in violation of limitations set forth in the certificate of designation, and (ii) default on the payment of the principal indebtedness in an amount of $5,000,000 or more.


               Holders of the Series A Preferred have the right, beginning five years from the date of issuance, to convert their Series A Preferred (including shares issued as dividends) into shares of common stock based on the market price of the common stock at the time of conversion. The Series A Preferred may, at the holders' option, be converted sooner upon a change of control of Metrocall, as defined in the certificate of designation. At March 31, 2002, Metrocall had the option to redeem the Series A Preferred in whole or in part (subject to certain minimums for the stated value of $250 per share). The Series A Preferred must be redeemed on November 15, 2008, for an amount equal to the stated value plus accrued and unpaid dividends. Metrocall is accreting the Series A Preferred stock to its redemption value.


               Holders of Series A Preferred have the right to elect two members to Metrocall's Board of Directors. If a triggering event has occurred and is continuing, the holders of the Series A Preferred have the right to elect additional directors so that directors elected by such holders shall constitute no less than 40% of the members of the Board of Directors. Metrocall is required to obtain the approval of the holders of not less than 75% of the Series A Preferred before undertaking (i) any changes in Metrocall's certificate of incorporation and bylaws that adversely affect the rights of holders of the Series A Preferred, (ii) a liquidation, winding up or dissolution of Metrocall or the purchase of shares of capital stock of Metrocall from holders of over 5% of the issued and outstanding voting securities, (iii) any payment of dividends on or redemption of common stock; or (iv) issuance of any additional shares of the Series A Preferred (except in payment of dividends) or any shares of capital stock having preferences on liquidation or dividends ranking equally to the Series A Preferred. Metrocall is also required to obtain approval of holders of not less than a majority of the issued and outstanding Series A Preferred before undertaking (i) any acquisition involving consideration having a value equal to or greater than 50% of the market capitalization of the company or (ii) any sale of Metrocall unless it redeems the Series A Preferred.

               Series C Preferred

               On March 17, 2000, Metrocall also issued 13,250,000 shares of its common stock to AT&T Wireless, Inc, the sole holder of Metrocall's Series C Convertible Preferred Stock (Series C Preferred) in exchange for all the issued and outstanding shares of the Series C Preferred pursuant to a securities exchange agreement dated February 2, 2000. Metrocall recorded the exchange transaction by reducing the carrying value of the Series C Preferred at the time of the transaction of $105.4 million with an increase to common stock and additional paid-in capital on the balance sheet of $111.5 million and an inducement expense, as explained below, of $6.3 million. This adjustment represented the issuance of the shares of Metrocall common stock at its fair market value of $26.8 million based on the market price per share of Metrocall's common stock on February 2, 2000 resulting in the elimination of $78.6 million of excess carrying value of the Series C Preferred, over the fair market value of the common stock issued.


               Metrocall recognized an "inducement" expense for purposes of determining the net loss applicable to common stockholders. The inducement expense represented the excess of (1) the fair value of the 13,250,000 shares of common stock issued to the holder of the Series C Preferred over (2) the fair value of the common stock that would have been issued pursuant to the original conversion terms of the Series C Preferred. Although the Series C Preferred was not convertible into common stock at that time the exchange transaction occurred, had the original conversion terms been followed, Metrocall would have issued approximately 10,100,000 shares based on the carrying value of the Series C Preferred on the date of the exchange. The inducement expense represents the fair value of the 3,150,000 additional shares of common stock that was received by the holder in the exchange or $6.3 million.

                        c.      WARRANTS


               In connection with the issuance of the Series A Preferred discussed above, Metrocall issued 159,600 warrants to purchase common stock. Each warrant represented the right of the holder to purchase 18.531 shares of common stock or an aggregate of 2,957,529 shares of common stock at an exercise price per share of $2.74. During 2000, 1,102,920 shares of common stock were issued upon exercise of 59,600 warrants for proceeds of $2.678 million. Metrocall received 11,932 shares of Series A Preferred in lieu of full cash proceeds. The 100,000 remaining warrants expired, unexercised on November 15, 2001.

                        d.      PREFERRED STOCK RIGHTS PLAN


               In February 2000, the Board of Directors adopted a stockholders' rights plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of the common stock. Each Right, when exercisable, entitles the registered holder to purchase from Metrocall 1/1000th of a share of Series E Junior Participating Preferred Stock, par value $.01 per share at a price of $50 per 1/1000th share, subject to adjustment.

                        e. TERMINATION OF EXISTING COMMON STOCK, EXISTING PREFERRED STOCK AND OPTIONS, RIGHTS WARRANTS


              Pursuant to the Plan, all Existing Common Stock and Existing Preferred Stock interests shall be cancelled and shall not be entitled to any distribution.

                        f.      FOREIGN OWNERSHIP RESTRICTIONS


               Under the Communications Act of 1934, not more than 25% of Metrocall's capital stock may be owned or voted by aliens or their representatives, a foreign government or its representative or a foreign corporation if the FCC finds that the public interest would be served by denying such ownership. Accordingly, Metrocall's certificate of incorporation provides that Metrocall may redeem outstanding shares of its stock from holders if the continued ownership of such stock by such holders, because of their foreign citizenship or otherwise, would place the FCC licenses held by Metrocall in jeopardy. Required redemptions, if any, will be made at a price per share equal to the lesser of the fair market value of the shares, as defined in the certificate of incorporation, or, if such shares were purchased within one year prior to the redemption, the purchase price of such shares.


               Metrocall does not anticipate that the distributions under the Plan will violate the foreign ownership restrictions under the Communications Act. Metrocall expects that under the Plan a substantial majority, approximately 88%, of the ownership in HoldCo. will be distributed to its Senior Lenders consisting of the nine entities. Metrocall, based on the representations from the parties to the Lock-Up Agreements, does not believe that the aggregate ownership among these entities constitutes foreign ownership in excess of 25%. Metrocall, however, can make no assurances that the distributions of new common stock and new preferred stock under the Plan will not result in such foreign ownership violation of the Communications Act absent certain confirmation from creditors that will receive such distributions.

                        g.      ANTI-TAKEOVER PROVISIONS


               Provisions of Delaware law and Metrocall's certificate of incorporation and by-laws may have the effect of delaying, making more difficult or preventing a change in control or acquisition of Metrocall by means of a tender offer, a proxy contest or otherwise. These provisions, as summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Metrocall to first negotiate with Metrocall. Metrocall believes that the benefits of increased protection of Metrocall's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Metrocall outweigh the disadvantages of discouraging such proposals because, among other things, negotiations with respect to such proposals could result in an improvement of their terms.


               Metrocall's certificate of incorporation, bylaws and debt instruments and Delaware law could delay, defer or prevent an acquisition or change of control of Metrocall or otherwise adversely affect the price of its common stock. These provisions include:

- Metrocall has a classified board of directors, which means only a portion of its board members' terms expire in any given year, thus preventing a third party from replacing the entire board of directors at one time.

- Metrocall can issue shares of preferred stock without stockholder approval, which means that the board could issue shares with special voting rights or other provisions that could deter a takeover.

- Metrocall has a stockholder rights plan, which gives holders of common stock the ability to purchase additional shares of common stock at a bargain price if, among other things, a person acquires 20% of the outstanding common stock.

- Acquisition of more than 50% of Metrocall's voting stock, or replacement of a majority of the board in certain circumstances, could trigger a default under Metrocall's credit facility.(22) Also, the same events could require Metrocall to repurchase its subordinated notes at 101% of principals plus accrued interest.

- Section 203 of the Delaware law governing corporations will, with some exceptions, prohibit Metrocall from engaging in any business combination with an "interested stockholder" for a three-year period after that stockholder meets the definition of an "interested stockholder."

                        h.      TRANSFER AGENT


               The transfer agent for common stock is First Chicago Trust Company of New York c/o Equiserve P.O. Box 2500, Jersey City, New Jersey 07303.

                        i.      STOCK TRADING


               Metrocall's common stock $0.01 par value per share was traded on the Nasdaq SmallCap Market through April 12, 2001, and has traded since May 2001 on the OTC Bulletin Board under the symbol "MCLLQ".


                            COMMON STOCK PRICE RANGES


                                                     2000                     2001
                                                     ----                     ----
                                               HIGH         LOW         HIGH         LOW
                                            --------------------------------------------------
Quarter ended March 31                            $17.22     $ 1.88       $ 1.13       $0.12
Quarter ended June 30                              10.63       2.56         0.11        0.05
Quarter ended September 30                          8.94       2.25         0.10        0.05
Quarter ended December 31                           3.25       0.25         0.09        0.02


               On March 4, 2002 the last reported sales price of Metrocall's common stock as traded Over the Counter was $0.07 per share and there were 1,976 stockholders of record.


               In connection with its Chapter 11 Cases, Metrocall filed with its "first-day" papers, a motion seeking to restrict certain trading of Metrocall's existing common and preferred stock. On July 8, 2002, the Bankruptcy Court entered an order approving these trading restrictions which Metrocall believes are necessary to avoid a potential "change of control" that would otherwise impair certain tax attributes that are essential to Metrocall's projected post-petition financial performance.

-----------------------------
(22) As previously indicated, the Senior Lenders issued notice of default under the Credit Facility on March 22, 2001 as a result of among other things, Metrocall's failure to meet interest payments due to the Senior Noteholders. The Senior Lenders subsequently terminated the Credit Facility on April 10, 2001.

                        j.      DIVIDEND POLICY


               Metrocall has never declared or paid any cash dividends or distributions on its common stock since its initial public offering of common stock in July 1993.

                        k.      UNREGISTERED SECURITIES


               On November 15, 1996, Metrocall issued 159,600 shares of the Series A Preferred and 159,600 warrants representing the right to purchase an aggregate of 2.958 million shares of common stock. The aggregate purchase price for the Series A Preferred and these warrants was $39.9 million. On November 15, 2001, the remaining 100,000 warrants outstanding expired.


               Each share of the Series A Preferred has a stated value of $250 per share, a liquidation preference and redemption value equal to its stated value, certain redemption rights and the right to elect directors to Metrocall's Board of Directors. The Series A Preferred carries a dividend of 14% (subject to increase upon the occurrence of certain events), payable semi-annually in cash or in additional shares of the Series A Preferred, at Metrocall's option. In addition, holders of the Series A Preferred have the right to convert their Series A Preferred (including shares issued as dividends) into shares of common stock based upon the market price of common stock at the time of conversion. The Series A Preferred may, at the option of holders, be converted sooner upon certain change of control events of Metrocall, as defined in the Certificate of Designation for the Series A Preferred. During 2000 and 2001, Metrocall issued 33,555 and 38,417 additional shares, respectively, of the Series A Preferred as dividends to the holders of the Series A Preferred.

III.    METROCALL'S CHAPTER 11 CASES

               Metrocall filed these Chapter 11 Cases on June 3, 2002 (the "Petition Date"). In connection with the filing of Metrocall's Petitions, Metrocall has filed numerous "first-day" motions concerning its functioning as a debtor-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code during the pendency of the bankruptcy cases. Metrocall believes that the various forms and manner of relief sought by way of its "first-day" motions are essential to its continued operations during the Chapter 11 Cases and for its ultimate reorganization pursuant to the proposed Plan.

               Professional Retention

               Metrocall has retained the following professionals in these Chapter 11 Cases: (i) Schulte Roth & Zabel LLP and Pachulski, Stang, Ziehl, Young & Jones, LLP as general counsel and co-counsel for bankruptcy, (ii) Alston & Byrd, LLP as special counsel for FCC and other telecommunication issues, (iii) Lazard Freres & Co. as Metrocall's financial advisor and investment banker. In addition, Metrocall intends to seek authority to retain Ernst & Young as its accountants to perform tax and audit services during the pendency of these Chapter 11 Cases. In addition to the aforementioned professionals retained, the Debtors have been authorized to continue to employ certain professionals providing services outside the scope of these Chapter 11 Cases and in the ordinary course. All professionals engaged by the Debtors have been demonstrated that they are disinterested parties with respect to the Debtors and the Chapter 11 Cases as required by the Bankruptcy Code.

               Administrative Motions/Actions

               Metrocall has filed various motions to provide for the administration of its Chapter 11 Cases prior to consummation of its Plan. The relief obtained as a result of these motions includes the (i) joint administration of the Debtors' respective Bankruptcy Cases, (ii) the authority to pay monthly compensation for professionals retained, (iii) scheduling a hearing to approve this Disclosure Statement, (iv) establishing a Bar Date of August 16, 2002 for all claims other than those held by governmental units which shall be subject to a Bar Date of December 2, 2002, (v) implementing the automatic stay and (vi) maintaining its customer lists under seal. In respect of the latter, Metrocall currently has approximately 4.9 million subscribers and believes that it is essential to its business to keep proprietary information regarding its subscriber base confidential. Metrocall filed it Schedules and Statement of Financial Affairs on June 14, 2002, and amendments thereto during July 2002.

               Executory Contracts and Unexpired Leases

               Metrocall has filed motions seeking approval to reject certain unexpired leases for retail locations that Metrocall has vacated, as well, as for tower sites that it no longer believes are essential for its network operations. Metrocall contemplates that it will further seek to reject certain unexpired leases and other executory contracts under both under its Plan and by filing motions seeking such relief prior to Confirmation of its Plan.

               Metrocall has also sought Bankruptcy Court approval of settlement agreements with two of its primary tower lessors, American Tower, Inc. and Pinnacle Tower, Inc. which are the lessors of approximately 1,000 of the tower sites utilized by Metrocall. Prior to the Petition Date Metrocall had been engaged in on-going disputes with each of these tower lessors with respect to pre-petition rents due. Prior to the Petition Date, Metrocall resolved the $1.2 million disputed claims with Pinnacle by agreeing to pay Pinnacle $600,000. Similarly, Metrocall has agreed to settle the outstanding dispute with American Tower for $450,000 and to continue to reconcile certain remaining disputed leases pursuant to a reconciliation agreement. In each case, Metrocall has filed a motion, (to be heard on August 8, 2002) with the Bankruptcy Court seeking to approve settlements with the respective parties which include provisions for an aggregate rental amount during the interim period and contemplate the negotiation and execution of master lease agreements that would subsume all outstanding tower leases with Pinnacle and American Tower, respectively.

               Metrocall also filed a motion to assume its service agreement with Glenarye which was approved by an order of the Bankruptcy Court entered on or about July 8, 2002. Glenayre provides Metrocall with essential maintenance and service of its network infrastructure. During 2001, Glenayre advised Metrocall that it would no longer manufacture components for the industry but that it would continue to service existing equipment. On May 2, 2002, Metrocall extended its service agreement with Glenayre for a period of one year for which Glenayre required Metrocall to prepay $1 million. The agreement provides for a one year extension at

Metrocall's discretion subject to the same condition of prepayment. Metrocall believes the Glenayre agreement is essential to the maintenance of its network and the operation of its business. On July 8, 2002, the Bankruptcy Court entered an order authorizing and approving Metrocall's assumption of the agreement with Glenayre.

                Metrocall has also sought approval to assume various amended employee benefit programs including its 401(k) Plan and its Regular Employee Severance Plan and to implement a special billing integration retention plan. Metrocall's motion with respect to the Regular Employee Severance Plan was approved by an order of the Bankruptcy Court entered on or about July 18, 2002. As amended, Metrocall's 401(k) Plan will provide for an increased mandatory match by the company of 6% of the amounts invested by employees. The amended severance program will provide that severance payments to employees are subject to an extension of the agreement not to compete that shall be equal to the number of weeks for which severance will be paid. The special billing retention plan shall provide retention payments to certain Metrocall employees that are essential to the completion of the integration of Metrocall's billing platforms that will be a core facet of Metrocall's corporate restructuring and consolidation. Metrocall's motions regarding these other matters are scheduled to be heard on August 8, 2002.

                In addition to the above, Metrocall filed a motion to approve assumption or rejection of the Amended Alliance Agreements with Weblink on July 17, 2002 which motion is scheduled to be heard on August 8, 2002.

                Cash Collateral and Cash Management

                Metrocall generates sufficient cash to support operations during the pendency of these its Chapter 11 Cases and to fund the proposed Plan. Metrocall is not, however, seeking to establish a post-petition financing facility but rather intends to utilize existing cash and proceeds to fund operations. As Metrocall's Senior Lenders currently have a lien on substantially all of the assets of Metrocall, including cash and proceeds, Metrocall has negotiated the terms for use of cash collateral with the Senior Lenders. The stipulated cash collateral order provides, among other things, for Metrocall's use of cash collateral subject to monthly budgets approved by the Senior Lenders subject to a variance of 10%, carveouts for the Debtors' and Committee's professionals, adequate protection payments to the Senior Lenders equal to the non-default contract rate of interest on the pre-petition loan amounts, and liens on post-petition collateral and proceeds. By order dated on or about July 18, 2002, the Bankruptcy Court approved Metrocall's use of cash collateral.

                The Debtors also sought and have obtained Bankruptcy Court approval for continued use of existing cash management systems with Wachovia which includes a series of deposit accounts channeled into a central concentration account that feeds further disbursement accounts. The Debtors also sought approval to continue certain other essential cash management services such as their merchant processing agreement with Electronic Payment Exchange which enables the Debtors to accept and process credit card purchases from its customers.

                Business Affairs

                The Debtors also filed numerous motions together with their "first-day" papers in order to authorize certain necessary relief for the operations of the Debtors' businesses. These motions include a critical vendor motion providing for up to $2.75 million in the aggregate of payments of pre-petition claims to certain essential vendors that the Debtors do not believe could be readily replaced or supplemented. Any such vendor that the Debtors select, in their discretion, to treat as shall be required to agree to provide the Debtors with continued terms for future goods or services that are at least as favorable as had been afforded to the Debtors prior to the Petition Date. The Debtors also sought approval to (i) operate their business and confirming the automatic stay, (ii) pay contractors in satisfaction of perfected or potential mechanics' or materialmen's or similar liens, (iii) pay vendors that hold reclamation claims, and (iv) to pay certain pre-petition claims of essential shippers. The Debtors believe that the relief sought with respect to these various vendors is essential to ensure the continued supply and service from its vendors during the Chapter 11 Cases. The Bankruptcy Court entered orders approving these various motions on July 8, 2002. Metrocall also obtained a final order from the Bankruptcy Court on or about July 18, 2002 providing for continued service from its various utility providers and establishing procedures for adequate assurance of future performance where appropriate.

                Litigation Matters/Other

                Metrocall has sought authority to modify the automatic stay to permit parties to pursue collection from the Debtors' insurance companies with respect to litigation that was pending pre-petition. The Debtors have also filed or intend to file motions relating to certain other litigation matters including, seeking to confirm the imposition of the automatic stay with respect to any proceedings by Electronic Tracking Systems, Ltd. ("ETS") and Glenn Miller that would interfere with the Debtors' Chapter 11 Cases or the Debtors' estates. On June 4, 2002, the Bankruptcy Court entered an order confirming application of the stay as to these matters. Metrocall has engaged the firm of Minter Ellison as Australian counsel to represent the company in this litigation. At Metrocall's direction Minter Ellison is preparing pleadings to be filed in Australia to dismiss or stay these proceedings as a result of Metrocall's bankruptcy filing. To date, ETS has not filed a proof of claim in Metrocall's Chapter 11 Cases nor has it appeared in the pending arbitration in Texas. Pursuant to the order establishing Metrocall's Bar Date, any claim by ETS will be barred if it fails to file a claim by the Bar Date. Furthermore, Metrocall neither has assets nor conducts any business in Australia.

                Metrocall also anticipates filing a motion to seek approval of a settlement with Spectrum Management, LLC. On April 25, 2001, Spectrum issued written notice to Metrocall, Inc. of certain claims pursuant to the indemnity provisions of Asset Purchase Agreement by and between Spectrum, Metrocall, Inc. and Metrocall USA, Inc. dated June 15, 1999. Spectrum has asserted claims in excess of $6 million that would be offset against a $4 million note payable plus accrued interest to Metrocall as part of the consideration for the assets acquired from Metrocall by Spectrum. Metrocall and Spectrum have reached an agreement in principal on the settlement of these claims that will involve a $1 million payment to Metrocall and mutual release by the parties of all claims. The settlement agreement with Spectrum is subject to the consent of the Spectrum's secured lenders and approval of the Bankruptcy Court in Metrocall Chapter 11

Cases. Upon approval of the settlement by Spectrum's secured lenders, Metrocall will file a motion with the Bankruptcy Court seeking approval of this settlement arrangement. As of July 17, 2002, Spectrum advised Metrocall that approval from its lenders was expected shortly.

IV.     METROCALL'S JOINT PLAN OR REORGANIZATION

        A. GENERAL


                Metrocall will pursue a corporate restructuring intended to consolidate operations and preserve the maximum value of the reorganized entities. Metrocall's restructuring shall include the implementation of certain cost cutting measures including a reduction in work force and elimination of certain redundancies in operations, including the closing and/or consolidation of certain office, retail and operational facilities.


                The consolidation of Metrocall's operations shall include the following:

                        (i) On or immediately prior to the Effective Date, ANMC shall merge with and into McCaw, its parent, such that all assets of ANMC, together with all liabilities shall be conveyed to McCaw.

                        (ii) On or immediately prior to the Effective Date but following the ANMC merger with McCaw, MSI shall be merged with and into McCaw, its parent, such that all assets of MSI, together with all liabilities shall be conveyed to McCaw.

                        (iii) Upon the merger of MSI with and into McCaw the partnership of Mobilfone will effectively dissolved and all assets of Mobilfone, together with all liabilities will vest with McCaw. (Mobilfone together with ANMC, McCaw and MSI shall be referred to as the "Operating Subsidiaries".)

                        (iv) Immediately following the merger of the Operating Subsidiaries (the "Consolidated Operating Subsidiary"), Metrocall, Inc. will contribute all right, title and interest in all of its assets to McCaw other than (a) certain intellectual property to be conveyed to the license subsidiary, MUSA, and (b) a sufficient amount of cash to pay claims and to administer the Metrocall, Inc. estate. These assets shall be contributed subject to all existing liens in place at that time. The Consolidated Operating Subsidiary will simultaneously assume all of the underlying obligations (including cure costs, if any) directly attributable to these assets.(23)

------------------------
(23) Metrocall, Inc. will not contribute its ownership interest in Inciscent, Metrocall USA, Inc. or Metrocall Ventures, Inc.

                        (v) Concurrently with the contributions by Metrocall, Inc. to the Consolidated Operating Subsidiary referenced above, Metrocall, Inc. will contribute certain intellectual property (including trademarks, trade names, and copyrights) to MUSA. Immediately thereafter, MUSA will enter into a license agreement with Consolidated Operating Subsidiary for the use of the FCC licenses and other intellectual property.

                        (vi) Metrocall, Inc., the Consolidated Operating Subsidiaries and MUSA will then each reorganize and continue in operations. Following the aforementioned mergers and capital contributions, the Consolidated Operating Subsidiary and MUSA shall each reincorporate under the laws of the State of Delaware and cause to be executed and filed all appropriate restated certificates of incorporation and by-laws.

        The reorganized and reincorporated entities are Metrocall Holdings, Inc. (hereinafter referred to as HoldCo., as previously defined), Metrocall, Inc. (hereinafter referred to OpCo. as previously defined) and Metrocall USA, Inc. (hereinafter referred to as LicenseCo. as previously defined), respectively. HoldCo., LicenseCo. And OpCo. (collectively, "Reorganized Metrocall") shall be governed by the laws of the State of Delaware and shall continue to maintain their respective separate corporate existence with all its rights, privileges, immunities, powers and franchises. Metrocall's pre-petition and proposed post-petition organizational structures are set forth on Annex 1 and Annex 2, respectively, of this Disclosure Statement.

                Immediately thereafter distributions (in accordance with the terms set forth herein in the section discussing "Plan Classifications and Treatment") to creditors and equity interests of the applicable Debtors will commence and will include, among other distributions:

                (i) The execution by OpCo. of the new $60 million Senior Secured Note and the related loan and security agreements in favor of the Senior Lenders in accordance with Metrocall's Plan. OpCo. shall be the direct borrower of the Senior Lenders as a result of the Reorganization while the License Subsidiary together with HoldCo. and Ventures will each guaranty the Senior Secured Note. The guaranty of HoldCo. shall be secured by a pledge of its stock and ownership interests in the License Subsidiary, as well as, a pledge of its stock and ownership interests in OpCo., Ventures and Inciscent. The terms of the Senior Secured Note and related agreements are set forth in the Term Sheet for the Senior Secured Term Note annexed to the Plan as Exhibit A.

                (ii)    The execution by HoldCo. of the $20 million Secured PIK
                                Notes and related loan and security agreements in favor of the Senior Lenders in accordance with Metrocall's Plan. The License Subsidiary and Ventures shall each guaranty the Secured PIK Notes. The terms of the Senior Secured Note and related agreements are set forth in the Term Sheet for the Secured PIK Notes annexed to the Plan as Exhibit B.

                (iii)   OpCo., on the Effective Date, or as soon as practicable
                                thereafter, will pay all holders of allowed general unsecured claims against any of the consolidated operating subsidiaries 100% of such allowed claims in cash or pursuant to any other such arrangement as may be agreed to between the parties.

                (iv)    Cash distributions to Holders of Allowed Tax Priority
                                Claims and Administrative Claims.

                (v)     HoldCo., on the Effective Date, or as soon practicable
                                thereafter, will distribute 5,300,000 shares of the New Preferred Stock, representing 88.3% of the Preferred Stock to be issued and $53 million of the total $60 million Initial Liquidation Preference to Holders of the allowed claims of the Senior Lenders. The terms of the Preferred Stock are set forth in the Term Sheet for the Preferred Stock annexed to the Plan as Exhibit C.

                (vi) HoldCo. beginning on the Effective Date and through interim distributions thereafter (to give effect to resolutions of disputed claims through reserves to be established), will distribute 530,000 shares of the New Preferred Stock, representing 8.3% of the Preferred Stock to be issued and $5 million of the $60 million Initial Liquidation Preference to the holders of allowed General Unsecured Claims against Metrocall, Inc.

                (vii) HoldCo. will issue the remaining 3.34% of the New Preferred Stock, or 200,000 shares, representing $2 million of the $60 million Initial Liquidation Preference for distribution to the Metrocall's senior executives in connection with their respective employment agreements with HoldCo.

                (viii) HoldCo. will distribute 420,000 shares of the HoldCo. New Common Stock, representing 42% of the shares to be issued to the allowed claims of the Senior Lenders (subject to ratable dilution for the issuance of restricted stock and options under the stock option plan described herein to employees of OpCo. not to exceed 7%) and on the Effective Date and through interim distributions thereafter (to give effect to resolutions of disputed claims through reserves to be established) will distribute 580,000 shares of the HoldCo. New Common Stock, representing 58% of the total shares to be issued, to the allowed holders of General Unsecured Claims against Metrocall, Inc. (subject to ratable dilution for the issuance of restricted stock and options under the stock option plan described herein to employees of OpCo. not to exceed 7%).

        B.      CORPORATE GOVERNANCE

                1.      OWNERSHIP AND VOTING

                The New Preferred Stock shall constitute 95% of the total voting power of HoldCo. (the remaining 5% of the voting rights shall vest with the new common stock of HoldCo. to be issued) until such time as it shall be redeemed in its entirety; at which time all such voting rights shall automatically be received by the holders of the new common stock of HoldCo.


                The total voting rights of the outstanding shares of HoldCo. shall vest with the holders of the Preferred Stock (holding 95% of the total voting rights) and the holders of the New Common Stock (holding 5% of the total voting rights) on the distribution date. The allocation of voting rights between the Preferred Stock and New Common Stock shall remain 95% : 5% until such time as all of the Preferred Stock has been redeemed; at which time the New Common Stock shall then hold 100% of the voting rights.

                2.      CERTIFICATE OF INCORPORATION AND BY-LAWS

                On the Effective Date, the Debtors shall amend and restate, to the extent necessary, their respective existing certificates of incorporation and by-laws necessary to satisfy the provisions of this Plan and the requirements of the Bankruptcy Code. On the Effective Date, Reorganized Metrocall shall file their respective certificates of incorporation with the Secretary of the State of Delaware in accordance with Sections 102 and 103 of the Delaware General Corporation Law. Notwithstanding any other provision of the Plan, the certificate of incorporation of Reorganized Metrocall shall, among other things, prohibit the issuance of nonvoting equity securities to the extent required by Section 1123(a) of the Bankruptcy Code. After the Effective Date, Reorganized Metrocall may amend and restate its certificate of incorporation and by-laws as provided therein or by applicable law.


                As of the Effective Date, the Certificate of Incorporation of HoldCo. will be amended to provide for certain restrictions on the trading of the new stock to be issued by HoldCo. under the Plan as more specifically set forth in Section IV.B of the Disclosure Statement.


                In addition to the restrictions on trading of New Common Stock and New Preferred Stock to be issued under the Plan, the charter and by-laws for HoldCo. shall provide that HoldCo., so long as any of its New Preferred Stock is outstanding, (a) may not redeem or otherwise buy back any New Preferred Stock on any basis other than as set forth in the terms for redemption in the Term Sheet for the Preferred Stock annexed to the Plan as Exhibit "C", and (b) may only approve "Special Transactions" (as defined below) by a vote of five of the seven members of the board of directors. In connection with its consideration of any Special Transaction and prior to any vote by directors thereon, HoldCo. shall first establish a special committee (the "Special Committee") of the board to consider such Special Transaction. The Special Committee shall consist of three members, including one of the directors selected by the Senior Lenders, one director selected by the Committee and the Independent Director. A Special Transaction shall only be voted on by the directors of HoldCo. if and when a majority of the

Special Committee members has recommended for approval such Special Transaction. Until the redemption of the Preferred Stock in its entirety, approval by the board of directors of HoldCo. for Special Transactions (as defined below) shall require at least five of the seven members of the board then voting in favor of any such Special Transactions.


                The corporate charter and by-laws of both OpCo. and the License Subsidiary also provide that shareholder approval shall be required to implement any Special Transaction with or involving any such subsidiary.

                3.      DIRECTORS AND OFFICERS

                Reorganized Metrocall.

                On the Effective Date, the directors of Metrocall immediately prior to the Effective Date shall be the existing directors. On the Effective Date the directors of Reorganized Metrocall shall consist of seven members appointed as follows: (i) the Senior Lenders shall appoint four members, (ii) the Noteholder Committee shall appoint one member, (iii) the Senior Lenders and the Noteholder Committee, on or prior to the Confirmation Date, shall collectively, by mutual consent, appoint one member (the "Independent Director") and (iv) one member shall be Metrocall's presiding Chief Executive Officer who shall serve as Chairman of the Board. Each wholly-owned subsidiary of HoldCo. shall have a board of directors with the size and composition mutually satisfactory to Metrocall and the Senior Lenders. Pursuant to Section 1129(a)(5) of the Bankruptcy Code, the Debtors and Subsidiaries shall disclose, no later than 10 days prior to the Confirmation Date, the identity and affiliations of any other Person proposed to serve on the initial board of directors of Reorganized Metrocall and, to the extent such Person is an Insider, the nature of any compensation for such Person. The classification and composition of the board of directors shall be consistent with the Reorganized Metrocall certificate of incorporation. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the certificate of incorporation and by-laws of Reorganized Metrocall and the Delaware General Corporation Law.

                4.      CORPORATE ACTION

                On the Effective Date, and as provided in the Plan, the adoption of the certificate of incorporation and the by-laws, the selection of directors and officers for the Reorganized Debtors, and all actions of the Debtors and the Reorganized Debtors contemplated by the Plan, shall be deemed, without further action of any kind or nature, to be authorized and approved in all respects (subject to the provisions of the Plan and Confirmation Order). All matters provided for in the Plan involving the corporate structure of the Debtors and the Reorganized Debtors and any corporate action required by the Debtors and the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred in accordance with Delaware General Corporation Law and shall be in effect, without any requirement of further action by the security holders or directors of the Debtors and the Reorganized Debtors. Notwithstanding the foregoing, on the Effective Date the appropriate officers and members of the boards of directors of the Reorganized Debtors are and shall be authorized and directed to take or cause to be taken all such actions as may be necessary or appropriate to issue, execute and deliver the agreements, documents, certificates, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

                A vote of five of the seven members of the board of HoldCo. shall be required to amend the corporate charter of HoldCo. to give effect to
(i) any change to the size or composition of the board; (ii) any change to the provisions requiring five of the seven members to vote to give effect a Special Transaction; (iii) to the amendment provisions contained herein; and (iv) any amendment or change to the stock transfer restrictions with respect to the Preferred Stock and Common Stock effective during the two-year period following their initial distribution.

        C.      MANAGEMENT

                The members of senior management of Metrocall, which includes the Chief Executive Officer and the Chief Financial Officer/Chief Operating Officer, shall each execute employment agreements with HoldCo. and OpCo. to become operative on the Effective Date.


                Pursuant to the Plan the employment agreements with Messrs. Collins and Kelly shall remain in full force and effect during the Chapter 11 Cases and upon the Effective Date the parties will enter into new employment agreements with HoldCo. and OpCo. at which time their existing employment agreements shall automatically be terminated, without cost, and be of no further force and effect. The new employment agreements with HoldCo. and OpCo. provide for, among other things, for each the Chief Executive Officer and the Chief Financial Officer/Chief Operating Officer (i) a base salary of $530,000 for the CEO and $400,000 for the CFO/COO, (ii) a annual cash performance bonus as follows:

% OF TARGET
PAYDOWNS
(SENIOR SECURED NOTE AND            % OF
SENIOR SECURED PIK NOTES)           BASE SALARY
-------------------------           -----------

80%                   80%
90%                   90%
100%                100%
115%                115%
120%                120%
125%                125%
130%                150% (Subject to a max.
                      of 200% on approval
                      of the Board)

                 (MANDATORY PREPAYMENTS ON SENIOR SECURED NOTES
                          AND SENIOR SECURED PIK NOTES)

                                    FYE - 12/31/02       $ 26,500,000
                                    =================================
                                    FYE - 12/31/03       $ 24,300,000
                                    =================================
                                    FYE - 12/31/04       $ 10,000,000
                                    =================================

(iii) shares of New Preferred Stock, representing $1 million of the Initial Liquidation Preference, for each of the CEO and CFO/COO with one-third of the restrictions lapsing on each of the first 3 anniversaries of the Effective Date and (iv) a cash payment equal to .20% of any "New Capital Infusion" (as defined in the relative employment agreement). The term of the employment agreements will be for 3 years from and after the Effective Date, renewable for 1 year on each anniversary of the Effective Date. Upon (i) a termination by HoldCo. without Cause or (ii) a voluntary termination by the CEO or the CFO/COO with Good Reason, the CEO or the CFO/COO shall receive (X) two years Base Salary, (Y) an amount equal to the Performance Bonus paid in the prior year and (Z) lapse of all restrictions applicable to the New Preferred Shares. Upon (i) a termination by HoldCo. with Cause or (ii) a voluntary termination by the CEO or the CFO/COO other than with Good Reason, the CEO or the CFO/COO shall receive (X) base salary through the date of termination and (Y) New Preferred Stock that remain restricted on the date of termination shall be forfeited.

        D.      OTHER EMPLOYMENT MATTERS

                In addition to the employment agreements for Messrs. Collins and Kelly noted above, employment agreements with the Tier II members of the senior management team shall remain in full force and effect during the Chapter 11 Cases but shall otherwise be rejected by Metrocall upon the Effective Date if such agreements are not consensually terminated prior to such time. Notwithstanding the aforementioned, the Tier II member of the senior management team shall continue to be employed by the OpCo. at compensation levels consistent with those provided under their prior employment agreements.

                Metrocall's existing Key Employee and Retention Plan, as modified, will be assumed and assigned to OpCo. on or prior to the Effective Date. The Amended and Restated Key Employee Retention Plan as modified, amended and restated provides for the following timing of payment of Retention Bonuses:
25% on the Effective Date, and 25% as of the last day of each successive three month period thereafter; provided that the employee shall not receive the applicable 25% portion of the Retention Bonus unless he or she is employed on the last day of each aforementioned three month period with respect to such 25% portion. The estimated aggregate bonus amount to be paid under the KERP is $3.6 million that shall include payments to approximately 48 participating employees.

                Metrocall, during the pendency of its Cases has also sought to implement a Special Billing Integration Retention Plan, covering those employees employed to support the legacy billing systems of Metrocall and who are performing integral functions that must be completed during the bankruptcy confirmation process. The Special Retention Plan provides payments to employees equal to a percentage of their base compensation if they remain with Metrocall through the date that their tasks are completed based on his or her positions with Metrocall. The estimated aggregate amounts with respect to these approximately 34 employees is $163,000.

                The various personnel and employment related plans, including the 401K Plan, medical and other benefit plans, severance programs, as amended, shall be assumed and assigned to OpCo. upon the Effective Date.

        E.      CONFIRMATION

                Upon confirmation of Metrocall's Plan, all property and interests appurtenant thereto shall, as of the Effective Date, revest in each of the respective Debtor entities. In addition, except as expressly set forth in the Plan, all obligations and debts of the Debtors shall be discharged in exchange for the disbursements, if any, made to the respective creditor classes under the Plan.


                Metrocall cannot presently determine if the number of holders of allowed general unsecured claims that will receive the new preferred stock or common stock of HoldCo. as set forth herein, will be sufficient to satisfy public reporting requirements. HoldCo. will therefore, to the extent possible, undertake to register as a public entity and to comply with all public reporting requirements and shall use reasonable efforts to have the new equity to be issued by HoldCo. listed on a nationally recognized market or exchange as soon after the Effective Date as practicable.

        F.      METROCALL'S REASONS FOR THE RESTRUCTURE

                Metrocall's directors believe that the Restructure, as incorporated into the Plan, represents the best alternative to maintain and realize value for Metrocall's creditors. In reaching its decision to approve the Restructure, the directors consulted with Metrocall's financial and legal advisors and took into account, without limitation, the following conclusions and factors:

        - The continued decline in traditional, one-way, paging subscribers throughout the industry and the resulting loss of revenue to Metrocall, as a result, makes it critical for Metrocall to move forward to achieve a more viable capital structure.

        - alternative transactions for restructuring including the possibility of an acquisition or merger;

        -   the continued consolidation within the industry;

        - the announcements by Motorola and Glenayre regarding their exit from the advanced messaging segment of the business and the potential alternative suppliers to the market;

        - Metrocall's ability to continue as a going-concern absent a restructuring of its balance sheet;

        -   valuations of other comparable companies; and

        - overall trends in the paging business and the telecommunications industry.

                Metrocall's directors also considered various potential risks relating to the restructure, including, without limitation, the following:

        - the anticipated cost savings and other synergies may not be achieved, or management or other aspects of the restructuring may not be successful;

        - Metrocall's ability to take action with respect to conducting its business may be restricted, which may make it more difficult for either Metrocall to respond to changing competitive or financial circumstances;

        -   the possibility that Metrocall's proposed Plan may not be confirmed;
            and

        - the possibility that Metrocall may not be able to realize certain tax attributes that are necessary and assumed in Metrocall's projected post-reorganization financial forecasts.

                The discussion of the information and factors considered by Metrocall's board of directors is not intended to be exhaustive but includes all material factors considered by Metrocall's board of directors. In reaching its determination to adopt and recommend Metrocall's Chapter 11 filing and the Plan, Metrocall's board of directors did not assign any relative or specific weights to these factors, and individual directors may have given differing weights to differing factors.

        G.      INTERESTS OF CERTAIN PERSONS IN THE RESTRUCTURE

                In considering Metrocall's Plan, voting parties should be aware some members of Metrocall's board of directors and/or certain executive officers may have interests in the restructure and Plan that are different from the interests of the various claim holders and that could potentially represent conflicts of interest. The Plan provides for the releases of all claims against the existing officers and directors of Metrocall, among other parties, by the Debtors, creditors and interest holders. Pursuant to the Plan, such releases would automatically become effective if the Plan is confirmed.


                As of the Petition Date the Debtors do not have any claims pending nor otherwise assertable against existing directors and/or officers and there were no pending claims by shareholders. The current directors and officers of Metrocall have been actively engaged in Metrocall's reorganization process for in excess of a year including, but not limited to, (a) their decisions for a unilateral moratorium on the payment of public debt more than a year ago, (b) the election to pursue a potential transaction with Weblink and the subsequent termination of such discussions, all of which were publicly disclosed, (c) the evaluation of other potential restructure transactions that arose over the last twelve to eighteen months and (d) formulating Metrocall's response and business plan in the wake of announcement by Metrocall's key suppliers, Motorola and Glenayre, to exit the industry. Metrocall has met all public disclosure requirements and its directors and officers have continued to be proactively engaged in the direction of Metrocall in an effort to maximize value for all stakeholders. Over the last twelve to eighteen months, Metrocall's directors and officers have engaged its primary creditor constituencies, namely the Senior Lenders and Noteholders, with respect to significant events for Metrocall's business and have permitted these parties to provide critical input into the Metrocall's decision process. The Debtors and their counsel, therefore, believe that the releases set forth under the Plan are warranted and appropriate under the circumstances.

                The Plan also provides for a release of all claims against the Senior Lenders as set forth above. As of the Petition Date, the Debtors did not have any claims pending nor otherwise assertable against the Senior Lenders. Debtors' counsel, prior to the Petition Date, conducted an extensive investigation as to the extent, validity and priority of the Senior Lenders' liens and believes such liens are perfected and valid, first position, security interests in a majority of the Debtors' assets. The investigation included, among other things, a review of the loan and security agreements between the Debtors and the Senior Lenders and a state by state review of Uniform Commercial Code filings made by the Senior Lenders with respect to same. The Debtors' position with respect to the extent and validity of the Senior Lenders' liens is set forth with greater specificity in the Debtors' Motion Pursuant to 11 U.S.C. Sections 361, 362 and 363, Fed. R. Bank. P. 4001(b) and 9014, and Del.Bankr.LR 4001-2 for Interim and Final Orders, filed on the first day of its Chapter 11 Cases. Debtors' counsel, together with the Senior Lenders' and their representatives, have at all times, acted in good faith and in accordance with the terms and conditions of the Credit Agreement and relevant loan documents. The Senior Lenders, while preserving their rights through the declaration of certain defaults under the Credit Facility, otherwise elected to forbear from the exercise of any such rights to demand payment of the balances due in order to facilitate the Debtors' efforts to affect its Plan of Reorganization. The Debtors have not received advances under the Credit Facility since at least March 2001 and the outstanding principal balance as of the Petition Date has remained unchanged since that time. Any funds borrowed by the Debtors on or about March 2001 were used solely for general operating purposes. The Debtors did pay a $500,000 fee to the Senior Lenders on or about April 19, 2002, in consideration for an amendment to Credit Facility that was a essential component of the Debtors' proposed Plan and a predicate for the Debtors' ability to identify "qualified creditors" as defined under section 382 of the Internal Revenue Code. The Debtors' ability to identify "qualified holders" permitted the Debtor to put forth the proposed Plan which otherwise maximizes value for all creditors. The Debtors believe that the Senior Lenders have added value warranting such releases in at least four critical areas of the Debtors' Chapter 11 Cases and pre-bankruptcy planning: (i) the Senior Lenders, through their assistance, cooperation and willingness to amend the terms of the Credit Facility have enabled the Debtors to preserve potentially as much as $40 million in actual tax savings on a going forward basis; (ii) the Senior Lenders willingness to adopt the proposed capital structure under the Plan enables the Debtors to structure their business to best address the uncertainty and volatility within the industry; (iii) the Senior Lenders' execution of the Lock-Up Agreements in support of the Debtors' Plan and (iv) the Senior Lenders which otherwise might be entitled to "first-dollars out" and potentially all of the value of the Debtors' assets, have otherwise agreed to a Plan structure that shares a portion of the current value and provides a majority of the potential upside value of Reorganized Metrocall, vis-a-vis a 58% share of the new common stock to be issued.

                The Plan also provides for a release of all claims against members of the Noteholder Committee that vote in favor of the Plan. As of the Petition Date, the Debtors did not have any claims pending nor otherwise assertable against the members of the Noteholder Committee. The Debtors believe that the Noteholder Committee has added value to stakeholders as a result of their election to forbear from exercising remedies under the Indentures upon the Debtors' default of interest paytments due and by actively participating in negotiations for the restructuring of the Debtors' indebtedness in a consensual fashion benefiting all parties.

                In addition to the releases for pre-petition actions referenced above, the Debtors' Plan also provides for the exculpation of post-petition conduct of Metrocall's directors and officers, as well as, the persons and entities receiving releases under the Plan, including but not limited to all attorneys, financial advisors, accountants, investment bankers, agents and representatives of Metrocall, the Senior Lenders, the Committee and Noteholder Committee, and their respective subsidiaries, together with the Indenture Trustees and their agents, and representatives, who served in such capacity on or after the Petition Date, from any liability for any act or omission in connection with or related to the negotiation, formulation, preparation and confirmation of the Plan, the consummation and administration of these Chapter 11 Cases. This exculpation is consistent with all applicable laws and will not exculpate such parties from any acts of fraud, gross negligence or willful misconduct.

                For a further discussions of the releases and exculpation provided see Section XI of the Plan and Section VII.E of this Disclosure Statement.


        H.      CONDITIONS TO CONFIRMATION AND CONSUMMATION OF THE PLAN

                Metrocall will consummate the Plan only if the conditions set forth in the Plan are satisfied or waived in accordance with the applicable terms thereto. The conditions to Metrocall's obligation to completing the restructuring include, but are not necessarily limited to:

        Conditions to Confirmation

        Regulatory Approvals/Clearances

        Receipt by Metrocall of all required approvals of and clearances by the FCC and other governmental units with respect to the transactions contemplated by the Plan.

        Blue Sky Approvals

        Metrocall shall each have received all state securities and "blue sky" permits and approvals necessary to consummate the transactions contemplated by their respective Plans.

        Definitive Documentation

        Definitive documentation (including the terms therein) evidencing the transactions contemplated by Plan shall have been agreed to and executed by the parties thereto.

        Laws and Orders

        No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the Plan.

        Conditions to the Effective Date

        Plan Confirmation

        The Bankruptcy Court shall have made findings of fact and conclusions of law as to confirmation of the Plan and shall have entered a final confirmation order, in each case satisfactory to Metrocall.

        Conditions Precedent to Lock-Up

        All conditions precedent set forth in the Lock-Up Agreement shall have been satisfied or waived in accordance with the terms therein.

        Release of Ventures

        Ventures has guaranteed the obligations of Metrocall, Inc. to the Senior Lenders arising from and under the Fifth Amended and Restated Loan Agreement dated March 17, 2000, as amended.

        Pursuant to the New Secured Term Loan Agreement and New Secured PIK Notes Loan Agreement, the Senior Lenders shall release any and all claims they may have against Metrocall Ventures, Inc. as a result of such guaranty under the existing credit facility.

        Other

        All conditions under the Plan shall have been satisfied.

        At any time before the Effective Date of the Plan, and to the extent allowed by law, Metrocall may waive any of these conditions without the approval of their respective stockholders except to the extent they believe that, in the particular circumstances presented, applicable law requires stockholder approval. As of the date of this Disclosure Statement, Metrocall does not expect to waive any of these conditions.

        I.      QUOTATION ON NASDAQ NATIONAL MARKET SYSTEM

        Metrocall shall, to the extent necessary, file a notification for the shares of Metrocall New Common Stock and New Preferred Stock to be issued in the merger to be listed on the Nasdaq National Market System. Metrocall stock to be issued under the Plan shall, however be restricted as set forth in Section IV.B of this Disclosure Statement.

        J. RESALE OF NEW COMMON STOCK AND PREFERRED STOCK TO BE DISTRIBUTED PURSUANT TO THE PLAN

        The New Common Stock and Preferred Stock to be distributed pursuant to the Plan to Metrocall Class 2 Senior Lender Claims and MCall Class 4 General Unsecured Claims is to be issued pursuant to an exemption from registration under federal, state or local securities laws provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts from registration the "offer...under a plan of a security of...an affiliate [of the debtor] participating in a joint plan with the debtor, or of a successor to the debtor under a plan" so long as the security is distributed

        - in exchange for a claim against, an interest in or a claim for an administrative expense in the case concerning the debtor or such affiliate; or

        -   principally in such exchange and party for cash or property.


                Metrocall believes that the New Common Stock and New Preferred Stock to be distributed pursuant to the Plan constitutes a "security of a successor to the debtor under the plan" and thus qualifies for the Section 1145(a)(1) exemption. Metrocall will seek an order of the Bankruptcy Court, in conjunction with confirmation of the Plan, to that effect.

                To the extent the New Common Stock and New Preferred Stock distributed pursuant to the Plan qualify for the exemption provided by Section 1145(a)(1) of the Bankruptcy Code, such shares will be transferable by the its parties that receive stock under the Plan subject to the following restrictions:

                (1) Any Senior Lender or Metrocall, Inc. General Unsecured Claim holder that is an "underwriter," which is defined in Bankruptcy Code Section 1145(b) as follows:

                "(b)    (1)     Except as provided in paragraph (2) of this
subsection and except with respect to ordinary trading transactions of an entity that is not an issuer, an entity is an underwriter under section 2(11) of the Securities Act of 1933, if such entity--

                        (A) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or interest;

                        (B) offers to sell securities offered or sold under the plan for the holders of such securities;

                        (C) offers to buy securities offered or sold under the plan from the holders of such securities, if such offer to buy is--

                                (i)     with a view to distribution of such
                        securities; and

                                (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or

                        (D) is an issuer, as used in such section 2(11), with respect to such securities.

                (2) An entity is not an underwriter under section 2(11) of the Securities Act of 1933 or under paragraph (1) of this subsection with respect to an agreement that provides only for---

                        (A)     (i)     the matching or combining of fractional
                interests in securities offered or sold under the plan into whole interests; or

                                (ii) the purchase or sale of such fractional interests from or to entities receiving such fractional interests under the plan; or

                        (B) the purchase or sale for such entities of such fractional or whole interests as are necessary to adjust for any remaining fractional interests after such matching.

                (3) An entity other than an entity of the kind specified in paragraph (1) of this subsection is not an underwriter under section 2(11) of the Securities Act of 1933 with respect to any securities offered or sold to such entity in the manner specified in subsection (a)(i) of this section;

        or

                (4) As of the Effective Date, the Certificate of Incorporation of HoldCo. will be amended to provide that, during the two-year period following the initial distributions of the HoldCo. Preferred Stock and Common Stock, no person shall be permitted to transfer any stock of HoldCo. without the prior written consent of the Chief Financial Officer of HoldCo. and any such purported transfer will be void ab initio, if (x) after such purported transfer, the purported transferee would own 5 percent or more of any class of stock of HoldCo. or (y) prior to giving effect to such purported transfer, the purported transferor owns 5 percent or more of any class of stock of HoldCo.. For purposes of the foregoing, (I) "transfer" means any sale, transfer, gift or assignment of any HoldCo. stock, or the granting or issuance of an option or other right to acquire any HoldCo. stock, or any other action that would cause any person to be treated as the owner of any share of stock as to which such person was not previously treated as the owner, and (II) a person shall be treated as the owner of any share of stock of HoldCo. if such person directly or indirectly owns such share or is otherwise treated as the owner of such share under Section 382 of the Internal Revenue Code and the Treasury Regulations there under, including Section 382(l)(3) of the Internal Revenue Code and Section 1.382-2T(h) of the Treasury Regulations there under. During the two-year period following the initial distribution of the HoldCo. Preferred Stock and New Common Stock, HoldCo. and its transfer agent will not record any transfer of any share of HoldCo. stock unless it or its transfer agent has received either (A) a certificate from the purported transferee to the effect that such transferee would not own 5 percent or more of any class of HoldCo. stock after giving effect to the purported transfer and a certificate from the purported transferor to the effect that it does not own 5 percent or more of any class of HoldCo. stock prior to giving effect to such purported transfer or (B) a certificate of HoldCo.'s Chief Financial Officer consenting to such a transfer. The Chief Financial Officer of HoldCo. shall be required to provide such certificate if he determines that the purported transfer could not reasonably be determined to result in an "ownership change" with respect to HoldCo under Section 382 of the Internal Revenue Code. The purported transferor and transferee shall deliver to HoldCo. such certificates as the Chief Financial Officer of HoldCo. may reasonably require as a condition to the issuance of a consent certificate. If the Chief Financial Officer shall fail to provide such written consent and certificate with respect to any proposed transfer, such officer shall provide, within five business days after receipt of a request therefor from the person seeking such consent and certificate, the information upon which such officer concluded that such proposed transfer could reasonably be determined to result in an ownership change.

                Under section 2(11) of the Securities Act, an "issuer" includes any person directly or indirectly controlling or controlled by Metrocall, or any person under direct or indirect common control with Metrocall.

                To the extent that a Holder of a Metrocall, Inc. General Unsecured Claim or Metrocall Senior Lender Claim that receives stock under the Plan is deemed an "underwriter," resales by such Holder would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or applicable state securities laws. However, such Metrocall, Inc. General Unsecured Claim holder or Senior Lender may be able to sell its New Common Stock or New Preferred Stock without registration subject to the provisions of Rule 144 under the Securities Act, which would permit the public sale of securities received pursuant to the Plan by "underwriters" subject to the availability to the public of current information regarding HoldCo. and to compliance with specified volume limitations and certain other conditions.

                GIVEN THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER OF A METROCALL, INC. GENERAL UNSECURED CLAIM OR SENIOR LENDER CLAIM MAY BE AN UNDERWRITER, METROCALL MAKES NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE THE METROCALL NEW COMMON STOCK AND NEW PREFERRED STOCK TO BE RECEIVED UNDER THE PLAN. METROCALL RECOMMENDS THAT POTENTIAL RECIPIENTS OF NEW COMMON STOCK AND NEW PREFERRED STOCK UNDER THE PLAN CONSULT THEIR OWN COUNSEL CONCERNING THE EFFECTS OF FEDERAL AND STATE SECURITIES LAWS ON THEIR ABILITY TO TRADE SUCH STOCK.

                Sales by "stockbrokers" of the New Common Stock and New Preferred Stock issued under the Plan will be exempt under section 1145(a)(4) of the Bankruptcy Code from the registration requirements of the Securities Act and state securities laws if they deliver a copy of the Disclosure Statement (and supplements hereto, if any, if ordered by the Bankruptcy Court) at or before the time of delivery of such securities to their customers for the first 40 days after the Effective Date of the Plan. Section 101 of the Bankruptcy Code defines "stockbroker" as a person having customers that are engaged in the business of effecting transactions in securities (i) for the accounts of others or (ii) with the general public from or for such person's own account.

        K.      MEANS FOR IMPLEMENTATION OF THE PLAN

                Claim Bar Date/Claims Reserve/Claims Estimation

                Sections 105(a), 502 and 503(a) of the Bankruptcy Code and Rules 2002(a)(7), 303(c)(3), 9007 and 9008 of the Federal Bankruptcy Procedure provide for the establishment of a bar date. Metrocall filed a motion on June 3, 2002, contemporaneously with its "first-day" motions in its Chapter 11 Cases filed with the Bankruptcy Court seeking to establish a Claims Bar Date of August 16, 2002. The Bankruptcy Court, prior to the hearing to approve this Disclosure Statement, established a Claims Bar Date of August 16, 2002 for all general unsecured claimants (other than those held by governmental units which has been set for December 2, 2002).

                Each holder of a claim against Metrocall who is required, but fails to file a proof of claim by the Bar Date established by the Bankruptcy Court, shall be forever barred from asserting such claim against Metrocall and the holder of the claim shall be forever barred from voting on the Plan or participating in any distribution under the Plan or in this case, but shall nevertheless be bound by the terms of this Plan if confirmed by the Bankruptcy Court.

                The Bar Date shall apply to all pre-petition claims other than claims arising from the rejection of executory contracts and unexpired leases or cure amounts related to the assumption by the Debtors of same. Any entity that has previously filed a proof of claim in this case need not file another claim and any proofs of claim filed with the Clerk of Court shall be deemed to be, and shall be, treated as a properly filed proof of claim subject to the right of Metrocall or any party in interest to object to allowance thereof.

                The Bar Date for claims arising out of the assumption or rejection of executory contracts or unexpired leases by the Debtors shall be a date that is the later of the Bar Date or a date which is thirty days following the date of any final order entered by the Bankruptcy Court with respect to the assumption or rejection such executory contracts and unexpired leases, including the Confirmation Order.

                Funding of the Plan

                The funds required for implementation of the Plan and the distributions required to be made shall be provided from the following:

        a. The balance of unencumbered Cash existing as of the Effective Date from the operations of Metrocall which Metrocall estimates will be at least $20 million.

        b. Cash from operations of HoldCo. and OpCo. subsequent to the restructuring contemplated by the Plan.

                Business Purpose

                The corporate restructuring and post-reorganization capital structure of Metrocall contemplated under the Plan are designed to address several critical business purposes which include the following:

                - the consolidation of the Operating Subsidiaries will allow Metrocall to achieve substantial operational efficiencies and considerable annualized cost savings;

                -   maximum flexibility for future business combinations;

                - an amount of debt at the operating entity to provide for the greatest amount of flexibility given uncertainty with respect to projections;

                - capital structure enhances ability of OpCo. to obtain necessary trade credit and other financing as needed.

        L.      AMENDMENTS TO THE PLAN

                Metrocall reserves the right to amend the Plan and related documents, including but not limited to the Plan Supplement, from time to time, as may be required. Any such amendments will be duly filed with the Bankruptcy Court in accordance with the Federal Rules of Bankruptcy Procedure and applicable Local Rules. Nothwithstanding the aforementioned, the Debtors to propose to file all final amendments to the Plan and Disclosure Statement and all final documents set forth in the Plan Supplement no later than ten (10) days prior to the Confirmation Hearing Date scheduled by the Bankruptcy Court in the Debtors' Chapter 11 Cases.

V.      METROCALL FOLLOWING REORGANIZATION

        A.      BUSINESS

                As explained below under Section II.B.1.a. "Strategy", Metrocall believes that the proposed corporate restructuring and deleveraging of its balance sheet pursuant to the Plan are necessary for Metrocall to continue to generate positive cash flow and to permit the company's operations to stabilize. Metrocall believes that the proposed restructuring is the best manner within which it will effectively be able to compete more with large providers of telephone, cellular and PCS services, which compete against both the traditional paging and advanced messaging services it offers. In addition, Metrocall believes that the combination of its advanced messaging products with the product and application complements of its existing strategic partners will enable it to offer an enhanced and extended portfolio of services to a distribution base of nearly five million subscribers.

                Nevertheless, there can be no assurance that the restructured and reorganized company will successfully be able to achieve its operating goals or successfully compete against large telephone, cellular and PCS providers.

        B.      Projections for Reorganized Metrocall

                Metrocall has developed the unaudited consolidated projections reflected herein. The projections consist of projected operating and financial results for the five years ending December 31, 2006. The projections assume that the reorganization will take place as of October 1, 2002. The pro forma information is presented for illustrative purposes only and does not necessarily predict the operating results of financial position that would have occurred if Metrocall's reorganization is not consummated as of the date indicated above. Nor does it predict the future operating results or financial position of Metrocall following the reorganization. You should read the unaudited pro forma financial data in conjunction with the consolidated historical financial statement of Metrocall including the notes to all sets of financial statements.

        ASSUMPTIONS USED IN THE UNAUDITED FINANCIAL PROJECTIONS

        The Projections are premised on a number of important assumptions compiled by management. Although management believes the assumptions to be reasonable based on the most currently available information, the Debtors can provide no assurance that these assumptions will be realized. See "Section II.B.3-5" for a discussion of various factors that could affect the Company's financial condition, results of operations, business, prospects and securities.

        PLAN TERMS AND CONSUMMATION.

        The Projections assume the reorganization will be consummated as of October 1, 2002 (the "Effective Date"). If the Effective Date does not occur by October 1, 2002, certain additional bankruptcy-related expenses will be generated and there is no assurance that, among other things, the level of customer and vendor support contemplated in the Projections can be maintained.

        MACROECONOMIC FACTORS.

        The Projections assume that general economic conditions will improve in the latter half of 2002 and continue unchanged thereafter.

        FRESH-START REPORTING

        In connection with the Plan, Metrocall will be required to restate its balance sheet in accordance with the principals of fresh start accounting. The projections have been prepared consistent with the basic principles of "fresh start" accounting contained in the American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Under these principles, Metrocall will determine the reorganized value of the reorganized company as of the Effective Date of the Plan. This value will be allocated, based on estimated fair market values, to specific tangible and identifiable intangible assets. Metrocall is in process of evaluating further how the reorganization value will be allocated to the reorganized company's various assets. It is likely that the final allocation will differ from the amounts presented herein.

        REVENUES.

        Projected revenues are based on the Debtors' estimate of average revenue per unit and units in service.

        Net Unit Additions (Losses)

        Net unit additions (losses) are projected by estimating the market size for each service offering and the Debtor's share of that market. Such projections are based, among other things, on market research and various studies performed by consultants and other industry experts. In general, units from Metrocall's indirect sales channels (resellers, retail and strategic alliances) are expected to decline substantially through 2006 while units from its direct sales channel will decrease at a lower rate. Ending units in service are derived from a projection of the number of units added during a particular period less the number of units disconnected during the same period.

--------------------------------------------------------------------------------------------------------------------
                                                  TOTAL UNITS IN SERVICE
--------------------------------------------------------------------------------------------------------------------
       (UNITS IN        BEGINNING UNITS                                UNITS          NET UNITS        ENDING UNITS
         000S)            IN SERVICE          UNITS ADDED           DISCONNECTED        ADDED           IN SERVICE
--------------------------------------------------------------------------------------------------------------------
         2002               5,349.2              1,750.1              3,245.4         (1,495.3)           3,853.9
         2003               3,853.9              1,219.6              2,201.4           (981.8)           2,872.1
         2004               2,872.1                944.0              1,478.9           (534.9)           2,337.2
         2005               2,337.2                788.1              1,105.0           (316.9)           2,020.3
         2006               2,020.3                695.0                894.4           (199.4)           1,820.9

        Average Revenue Per Unit ("ARPU")

        ARPU associated with Traditional Paging is expected to improve from $5.86 for the year-end 2001 to $7.76 for the year-end 2006 as higher ARPU subscribers from the direct channel become a greater proportion of the aggregate base, increasing from 49% at year end 2001 to 94% at year end 2006. ARPU associated with Wireless Data is expected to stay flat, going from $20.70 for the year-end 2001 to $20.57 for the year-end 2006.

        EXPENSES.

        Projected operating expenses are based upon historical experience and expected market conditions, adjusted to reflect the expected decrease in expenses resulting from cost-reduction initiatives. Cost containment efforts revolve around four main areas: (i) continued rationalization of network operations, (ii) consolidation of call center services, (iii) consolidation of billing platforms and (iv) other initiatives. On an annual basis, these efforts are expected to result in savings of:

    -   Continued rationalization of network operations - $5.2 million

    -   Consolidation of call center services - $6.6 million

    -   Consolidation of billing platforms - $1.4 million

    -   Other initiatives - $5.2 million

        From all its subscriber retention efforts and cost containment and reduction initiatives, Metrocall expects to save approximately $32.0 million annually in salary and benefits, $3.2 million in facility rent costs of $5.0 million in other expenses including telecommunications costs and billing system software licenses.

        EBITDA.

        EBITDA is defined as earnings before interest expense, income tax provision, depreciation and amortization, non-recurring and restructuring-related expenses and non-cash charges. Operating margin is the primary operating metric used by the Debtors and is defined as EBITDA as a percentage of net revenues. Operating margins are expected to remain constant throughout the projection period.

        INTEREST EXPENSE.

        Post reorganization interest expense reflects interest on the $60 million of New Senior Secured Note. The interest on the $20 million of New Pay-in-kind ("PIK") Notes is not cash pay and is not deducted from EBITDA in this presentation.

        CAPITAL EXPENDITURES.

        Capital expenditures for traditional paging are expected to decrease from $14.8 million in 2002 to $9.5 million in 2006. Such spending mainly represents device capital to replace existing leased units as needed and for new units sold and /or leased to new subscribers. Capital expenditures for wireless data are expected to decrease from $6.2 million in 2002 to $3.1 million in 2006. System capital expenditures are also projected to decrease, going from $12.3 million in 2002 to $9.0 million in 2006.

        REORGANIZATION EXPENSES.

        The Projections assume that the Debtors will utilize cash from operations to pay all expenses association with the Reorganization.

        POST-REORGANIZATION INDEBTEDNESS.

        The projected long-term debt balances reflect the indebtedness and terms thereof contemplated in the Plan. Fixed amortization of the New Senior Note and New PIK Notes are reflected in this section as well as the Sweep/Paydowns as stipulated in the corresponding term sheets. Cash balances are estimated to remain at $10 million throughout the projection period.

        FINANCIAL PROJECTIONS

                The Projections prepared by the Debtor are summarized in the following table. Specifically, the attached tables include:

    -   Pro-forma capitalization as of September 30, 2002.

    - Pro-forma consolidated balance sheets at December 31, 2002, 2003, 2004, 2005 and 2006.

    - Pro-forma consolidated statements of operations for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006.

    - Pro-forma consolidated statements of cash flows for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006.

        These projections were not prepared to comply with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants. The Debtors' independent accountants and its financial advisors have neither examined nor compiled the accompanying projections and accordingly do not express an opinion or any other form of assurance with respect to the projections, assume no responsibility for the projections and disclaim any association with the projections.

        The Debtors do not publish projections of its anticipated financial position or results of operations. However, to the extent it believes that securities law requires it will:

    -   furnish updated projections;

    - include such updated information in any documents which may be required to be filed with the Securities and Exchange Commission; or

    -   otherwise make such updated information publicly available.

        THE SECURITIES LAWS REQUIRE FULL AND PROMPT DISCLOSURE OF MATERIAL FACTS, BOTH FAVORABLE AND UNFAVORABLE, REGARDING THE DEBTORS' FINANCIAL CONDITION AND MAY EXTEND TO SITUATIONS WHERE IT KNOWS OR HAS REASON TO KNOW ITS PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS. THE DEBTORS BELIEVE THAT THE CONSOLIDATED PROJECTIONS REPRESENT THE MOST PROBABLE RANGE OF OPERATING RESULTS AND FINANCIAL POSITION AND THAT THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE REASONABLE. THE ESTIMATES AND ASSUMPTIONS MAY NOT BE REALIZED, HOWEVER, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THEIR CONTROL. NO REPRESENTATIONS CAN BE OR ARE MADE AS TO WHETHER THE ACTUAL RESULTS WILL BE WITHIN THE RANGE SET FORTH IN ITS PROJECTIONS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AN CIRCUMSTANCES OCCURRING SUBSEQUENT TOT HE DATE ON WHICH THE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED, AND THEREFORE MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLE ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

        CAPITALIZATION

                The following table sets forth the capitalization of Metrocall at September 30, 2002 adjusted to give effect to the Metrocall Plan. You should read this table together with the other financial information appearing elsewhere in this prospectus.

                PRO FORMA CAPITALIZATION AS OF SEPTEMBER 30, 2002
                                ($ in thousands)

                                                                                  PRO FORMA
                                                                                     FOR
                                                                PROJECTED     REORGANIZATION
                                                                  AS OF             AS OF
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  2002              2002
                                                               ---------         ---------
Cash and cash equivalents                                      $  22,736         $  22,736
                                                               =========         =========

LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS
Pre-petition credit facility                                   $ 133,000          $      -
11.875% Pro-Net senior subordinated notes due 2005                92,968                 -
11.875% A+ senior subordinated notes due 2005                        174                 -
10.375% senior subordinated notes due 2007                       134,970                 -
9.75% senior subordinated notes due 2007                         171,340                 -
11.0% senior subordinated notes due 2008(1)                      227,350                 -
New senior secured OpCo debt                                      60,000                 -
New senior subordinated HoldCo debt                               20,000                 -
Capitalized lease obligations and other                            1,786             1,786
                                                               ---------         ---------
  Total long term debt and capital lease obligations             761,588            81,786
                                                               ---------         ---------

STOCKHOLDERS' EQUITY (DEFICIT)
Series A cumulative convertible preferred equity               $  79,197          $      -
New PIK preferred equity                                               -            60,000
Common equity                                                   (786,045)                -
                                                               ---------         ---------
  Total stockholders' equity (deficit)                          (706,847)           60,000
                                                               ---------         ---------

  Total capitalization                                         $  54,741         $ 141,786
                                                               =========         =========

1. Represents face value of the 11% senior subordinated notes due 2008.

                      PROJECTED CONSOLIDATED BALANCE SHEETS
                                ($ in thousands)

                                                                                   PROJECTED AS OF DECEMBER 31,
                                                             ---------------------------------------------------------------------
ASSETS                                                          2002           2003           2004           2005           2006
                                                                ----           ----           ----           ----           ----
Current assets:
  Cash and cash equivalents                                  $  10,000      $  10,000      $  10,000      $  10,000      $  10,000
  Accounts receivable, net                                      36,794         32,268         29,369         26,176         24,621
  Prepaid expenses and other                                     4,262          4,278          4,202          4,188          3,823
                                                             ---------------------------------------------------------------------
    Total current assets                                        51,055         46,546         43,571         40,364         38,444

                                                                                                                           100,773
  Property and equipment, net                                   29,094         30,007         31,169         29,201
----------------------------------------------------------------------------------------------------------------------------------
    Total Assets                                             $ 151,828      $  75,640      $  73,579      $  71,533      $  67,645
                                                             =====================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                           $  14,151      $  12,411      $  12,115      $   9,061      $   8,310
  Deposits and deferred revenues                                16,644         14,703         12,748         11,604         10,642
  Other current liabilities                                     23,364         22,400         22,400         22,400         22,400
                                                             ---------------------------------------------------------------------
    Total current liabilities                                   54,159         49,514         47,263         43,065         41,351

  Long-term debt                                                54,706          9,118              -              -              -
  Senior preferred voting security                              62,250         72,126         57,303         44,620         30,755
  Stockholders' equity (deficit)                               (19,288)       (55,117)       (30,987)       (16,152)        (4,462)
                                                             ---------------------------------------------------------------------
    Total Liabilities and Stockholders' Equity (Deficit)     $ 151,828      $  75,640      $  73,579      $  71,533      $  67,645
                                                             ---------------------------------------------------------------------

                 PROJECTED CONSOLIDATED STATEMENTS OF OPERATIONS
                                ($ in thousands)

                                                        PROJECTED FISCAL YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------------
                                            2002           2003           2004          2005          2006
                                            ----           ----           ----          ----          ----

Revenues                                 $ 392,121      $ 327,052      $ 283,772     $ 258,340     $ 235,290
Cost of products sold                       14,837         11,695         10,263         9,706         8,796
                                         -------------------------------------------------------------------
 Net revenues                              377,284        315,356        273,509       248,635       226,494

Operating expenses:
 Service, rent and maintenance             104,284         91,562         83,729        79,718        72,343
 Selling                                    67,196         47,113         42,612        38,166        35,013
 General and administrative                128,891        101,276         91,509        85,807        78,132
 Depreciation and amortization             132,935         95,411         21,212        22,022        23,534
 Other operating expenses(1)                14,373          2,700              -             -             -
                                         -------------------------------------------------------------------
  Total operating expenses                 447,680        338,062        239,061       225,713       209,023
                                         -------------------------------------------------------------------

Operating income (loss)                    (70,396)       (22,705)        34,447        22,922        17,471
Interest expense, net(2)                    43,095          3,248            281             -             -
                                         -------------------------------------------------------------------
Income (loss) before income taxes         (113,491)       (25,954)        34,166        22,922        17,471
Income taxes                                   146              -              -             -             -
                                         -------------------------------------------------------------------
Net income (loss)                        ($113,637)     ($ 25,954)     $  34,166     $  22,922     $  17,471
                                         ===================================================================

EBITDA                                   $  76,912      $  75,406      $  55,659     $  44,944     $  41,005
                                         ===================================================================


1. Includes restructuring expenses such as severance, professional fees and management retention payments.

2. Does not include preferred stock dividends. Interest includes accrued interest.

                 PROJECTED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ in thousands)

                                                                PROJECTED FISCAL YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------
                                                     2002          2003          2004          2005          2006
                                                     ----          ----          ----          ----          ----

Net cash provided by operating activities          $ 46,511      $ 69,321      $ 56,102      $ 43,954      $ 41,211

Cash flow from investing activities                 (32,995)      (23,732)      (22,125)      (23,184)      (21,566)

Cash flows from financing activities                (27,635)      (45,589)      (33,976)      (20,770)      (19,645)
                                                   ----------------------------------------------------------------

Net increase (decrease) in cash                     (14,119)            -             -             -             -

Cash, beginning of period                            24,119        10,000        10,000        10,000        10,000
                                                   ----------------------------------------------------------------

Cash, end of period                                $ 10,000      $ 10,000      $ 10,000      $ 10,000      $ 10,000
                                                   ================================================================

EBITDA                                             $ 76,912      $ 75,406      $ 55,659      $ 44,944      $ 41,005
                                                   ================================================================

                STOCK OWNERSHIP IN REORGANIZED METROCALL

THE FOLLOWING TABLE SETS FORTH THE EXPECTED BENEFICIAL OWNERSHIP OF REORGANIZED METROCALL STOCK FOLLOWING THE EFFECTIVE DATE OF THE PLAN:

       PERCENTAGE OWNERSHIP OF REORGANIZED METROCALL STOCK OUTSTANDING AT
                               SEPTEMBER 30, 2002

                                          PREFERRED STOCK        COMMON STOCK  AGGREGATE VOTING RIGHTS

Metrocall existing stockholders                        0%               0%               0%

Senior Lenders                                     88.33%              42%              86%

Metrocall, Inc. General Unsecured
Claims, including Noteholders                       8.33%              58%            10.8%

Senior Management                                   0.34%               0%             3.2%

--------------------------------------------------------------------------------------------------------

Totals                                               100%             100%             100%


(* Up to 7% of the New Common Stock may be acquired by employees of OpCo. pursuant to the Employee Stock Option Plan which is not reflected in the above schedule as no such options are will have vested and/or are expected to be exercised on the Effective Date.)

VI.

RISKS RELATED TO METROCALL'S REORGANIZATION

                The trading price of Metrocall New Common Stock and Preferred Stock following confirmation of the Plan will be affected by the risk factors described in this Disclosure Statement, as well as prevailing economic and financial trends and conditions in the public securities markets and the trading restrictions to be imposed on such Stock pursuant to HoldCo. corporate charter. Share prices of wireless messaging companies such as Metrocall have exhibited a high degree of volatility during recent periods. Shortfalls in revenues or in earnings before interest, income taxes, depreciation and amortization ("earnings before interest, income taxes, depreciation and amortization") from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of Metrocall's common stock in any given period. The trading price of Metrocall's shares may also be affected by developments which may not have any direct relationship with Metrocall's business or long-term prospects. These include reported financial results and fluctuations in the trading prices of the shares of other publicly held companies in the wireless messaging industry.

        A.      RISKS RELATED TO METROCALL'S BUSINESS

                Metrocall believes that its future operating results and unrestricted funds generated from operations will be sufficient to meet general corporate requirements and planned capital expenditures for the foreseeable future. Metrocall however cannot identify nor can it control all circumstances that could occur in the future that may adversely affect its business and results of operations. Some of the circumstances that may occur and may impair Metrocall's business are described below. If any of the following circumstances were to occur, Metrocall's business, financial conditions or results of operations could be materially, adversely affected.

                Subscriber turnover - May adversely affect Metrocall's results of operations. Subscriber turnover adversely affects Metrocall's results of operations because it increases fixed costs. When subscribers cancel their paging or other messaging services or switch their service to another carrier, Metrocall attempts to attract new subscribers to replace the disconnected subscribers. The sales and marketing costs associated with attracting new subscribers exceed the costs to continue servicing existing subscribers and increases Metrocall's high fixed costs. For the twelve months ended December 31, 2000, 2001 and 2002, Metrocall's subscriber turnover rates were 1.86%, 1.93% and 2.3%, respectively.

                Competition from large telephone, cellular and PCS companies is intensifying and may reduce Metrocall's revenues and operating margins. Traditional paging companies like Metrocall increasingly compete for market share against large telephone, cellular and PCS providers like WorldCom, AT&T Wireless, Nextel Communications, Inc., Cingular, Verizon and BellSouth Wireless Data. The company will also compete with other paging companies that continue to offer messaging and advanced messaging services. Some competitors may possess greater financial, technical and other resources than those available to the company. If any of such competitors were to devote additional resources to their wireless messaging business or focus on Metrocall's historical business segments, they could secure Metrocall's customers and reduce demand for its products. This could materially reduce the company's revenues and operating margins and have a material adverse effect on EBITDA.

                Additional competition due to technological developments - technological developments could lead to increased competition to Metrocall. Future technological developments in the wireless communications industry, such as narrowband PCS and broadband PCS, could create similar or new services or products that compete with Metrocall's paging and wireless messaging services. That increased competition might result in loss of existing or future subscribers, loss of revenues and increase in expenses to stay competitive.

                Developments in narrowband PCS, which provides advanced messaging capabilities, could lead to increased competition. Some of Metrocall's largest competitors in the traditional paging market have narrowband PCS licenses, which permit them to provide advanced messaging services on a nationwide basis. Metrocall expects other companies to offer advanced messaging services and, as a result, Metrocall's growth in terms of subscriber base might be impaired. Metrocall offers two-way and other advanced messaging services through its Weblink alliance but the success of offering these services depends on several factors. Those factors include market acceptance, cost of equipment and other capital requirements, technological changes in wireless messaging services, competitors' marketing and sales strategies, regulatory developments, the availability of two-way devices, assumption of the Amended Alliance Agreements with Weblink and general economic conditions. These factors are beyond Metrocall's control. Metrocall cannot assure you that its offering of these services will be beneficial to its business operations or financial condition.

                Further developments of broadband PCS could also lead to increased competition. Many companies now provide wireless telephone service using broadband PCS technology and either have begun or will begin providing paging service. As result, Metrocall might experience losses in subscribers and recurring revenues and cost increases to stay competitive.

                Other changes in technology could lower the cost of competing services and products to a level at which Metrocall's services and products would become too costly to offer or produce or would require it to reduce its prices. Metrocall cannot assure you that it will be able to develop or introduce new services and products on a timely basis and at competitive prices, if at all, nor can Metrocall assure you that its profit margins, inventory costs and cash flows will not be adversely affected by technological developments.

                Metrocall's revenues and operating results may fluctuate, leading to fluctuations in trading prices and possible liquidity problems. Metrocall believes that future fluctuations in its revenues and operating results may occur due to many factors particularly the decreased demand for traditional paging services and the uncertain market for advanced messaging services. Metrocall's current and planned expenses and debt repayment levels are, to a large extent, fixed as both the Secured Term Loan Agreement and Secured PIK Notes Loan Agreement provide for fixed amortization schedules together with additional amortization provisions based on excess cashflow and are, therefore, based in part on its expectations as to future revenues and cash flow growth.

                Metrocall's leverage will still be significant following the restructuring and may continue to burden Metrocall's operations, impair its ability to obtain additional financing, reduce the amount of cash available for operations and make Metrocall more vulnerable to financial downturns. Metrocall expects to remain leveraged to a substantial degree following its reorganization with a ratio of pro forma total debt, to annualized earnings before interest, taxes, depreciation and amortization of approximately 1:1 as of the Effective Date.

                Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA, as determined by Metrocall, may not necessarily be comparable to similarly titled data of other wireless messaging companies.

        Leverage may:

        - impair Metrocall's ability to obtain additional financing necessary for acquisitions, working capital, capital expenditures or other purposes on acceptable terms, if at all; and

        - require a substantial portion of Metrocall's cash flow to be used to pay interest expense; this will reduce the funds which would otherwise be available for operations and future business opportunities.

                Metrocall may not be able to reduce its financial leverage as it intends, and may not be able to achieve an appropriate balance between growth which it considers acceptable and future reductions in financial leverage.

                Metrocall's assumption of the strategic alliance agreements with Weblink. As indicated herein, Metrocall relies on Weblink for access to a two-way network, among other things, for service of their advanced messaging subscribers. To the extent that Weblink is unsuccessful in its efforts to reorganize within its own bankruptcy cases, Weblink's ability to continue to operate and support its network will be impaired.

                Metrocall may need additional capital to maintain its business which could be difficult to obtain. Failure to obtain additional capital may preclude Metrocall from developing and enhancing its products, taking advantage of future opportunities, sustaining its business or responding to competitive pressures. Notwithstanding Metrocall's implementation of numerous right-sizing initiatives discussed herein, Metrocall's business strategy requires substantial funds to be available to finance the continued operations. Metrocall's future capital requirements will depend upon factors that include:

        -   subscriber maintenance and/or growth;

        - the type of wireless messaging devices and services demanded by customers;

        -   technological developments;

        -   marketing and sales expenses;

        -   competitive conditions;

        - the scope and timing of Metrocall's strategy for developing technical resources to provide advanced messaging services; and

        -   acquisition strategies and opportunities.

                Metrocall cannot be certain that additional equity or debt financing will be available to it if and when needed on acceptable terms, if at all. If sufficient financing is unavailable if and when needed, Metrocall may be unable to develop or enhance its products, take advantage of future opportunities, grow its business or respond to competitive pressures or unanticipated needs.

                Obsolescence in company-owned units may impose additional costs on Metrocall. Technological change may adversely affect the value of the units owned by Metrocall that are leased to their subscribers. If Metrocall's current subscribers request more technologically advanced units, including pagers which can send and receive messages, the combined company could incur additional inventory costs and capital expenditures if required to replace units leased to its subscribers within a short period of time. Such additional costs or capital expenditures could have a material adverse effect on the combined company's results of operations.

                All of these factors could reduce Metrocall's market share and adversely affect its revenues and operating margins.

                Because Metrocall depends on Motorola for pagers and on Glenayre and Motorola for other equipment, Metrocall's operations may be disrupted if it is unable to obtain equipment from them in the future. Metrocall does not manufacture any of the equipment customers need to take advantage of its services. It is dependent primarily on Motorola, Inc. to obtain sufficient pager inventory for new subscribers and replacement needs and on Glenayre Electronics, Inc. and Motorola for sufficient terminals and transmitters to meet its expansion and replacement requirements. Significant delays in obtaining any of this equipment could lead to disruptions in operations and adverse financial consequences.

                Multitone, a third party has been in negotiations with Motorola with respect to the acquisition of manufacturing and licensing rights for these devices since February 2002 but has not reached an agreement to date. Metrocall believes that it has sufficient inventory on hand and/or commitments for the delivery of advanced messaging devices from Motorola to meet its needs through 2002. Motorola has licensed both its one-way and two-way technology and patent rights to multiple offshore manufacturers. A current supply of one-way devices exists to fulfill its business plan. Two-way advanced messaging devices are being developed by multiple businesses and are expected to be available in the first quarter 2003. Metrocall can provide no assurance, however, that it will have a source for two-way devices of comparable quality or quantities will be available beyond 2002 which could negatively impact Metrocall's operating performance. Metrocall's financial projections assume a stabilization of its approximate $60 million per annum in advanced messaging revenues. In the event Metrocall was not able to replace customers terminating service or to otherwise continue to sell two-way devices, its ability to meet projections would be impaired.

                Metrocall transmits a majority of its paging and messaging traffic through its "Global Messaging Gateway," which is a satellite uplink facility. Any satellite interruption in transmissions might result in loss of subscribers, loss of revenues and increased costs to find alternative ways to respond to the interruptions. Disruptions may also impair its ability to gain more subscribers and increase its revenues. Metrocall also uses land-based communications facilities such as microwave stations and landline telephone facilities to connect and control the paging base station transmitters in its networks. The failure or disruption of transmissions by these satellites and other facilities also could disrupt Metrocall's paging and messaging services and impair its results of operations.

                Regulatory changes and compliance - changes in the regulations that govern Metrocall's business might make it more difficult or costly to operate its business or comply with its changes. The FCC and to a lesser extent state regulatory agencies regulate Metrocall's paging and messaging operations. Those agencies might take actions, such as changing licensing requirements or the allocation of radio spectrum that would make it more difficult or costly for Metrocall to operate its business. For example, the FCC has adopted rules under which it will issue licenses that would permit companies to offer paging services on a wide-area basis through competitive bidding. The first competitive proceeding under the new rules was completed on March 2, 2000. Metrocall was the high bidder on 145 wide-area licenses, and has paid a total of $681,800 to the U.S. Treasury to cover its winning bids on those licenses. For the areas covered, by those licenses, Metrocall believes these rules may simplify its regulatory compliance burdens, particularly regarding adding or relocating transmitter sites; however, those rules may also increase its costs of obtaining paging licenses in the future. In addition, Metrocall cannot assure you that it will be able to comply with all changes implemented by the agencies regulating its business, such as changes in licensing or build-out requirements.

                Metrocall's investment in Inciscent is subject to all the risks associated with a start-up high technology company and Metrocall cannot assure you that it will benefit financially or strategically from its investment. Inciscent is subject to all the risks associated with a start-up high technology company in a market that is likely to have numerous competitors offering wireless application services. Metrocall cannot guarantee that it will realize the financial benefits or strategic objectives it expects from its investment in Inciscent. The success of Metrocall's investment in Inciscent will depend on Inciscent's ability to develop, market and sell its wireless application services. Inciscent's ability to do those things, among others, is subject to the following:

                Technology. The wireless application services that Inciscent intends to offer require technology that is still being developed and has not been fully proven. Even if the technology becomes sufficiently developed, Inciscent may not have the financial, technical and other resources to obtain and apply the technology it needs for its services. Metrocall cannot guarantee that the technology required for the services of Inciscent will be sufficiently developed or will be available to Inciscent. In addition, the development of the technology may lag behind the demands of customers. Metrocall cannot assure you that by the time the technology is sufficiently developed, consumers will still demand the wireless application services that Inciscent intends to offer.

                Market Acceptance. The market for wireless application services is relatively new, and its commercial viability has not been demonstrated. Metrocall cannot assure you that the wireless services offered by Inciscent or by Inciscent's competitors will find market acceptance. Inciscent's ability to generate recurring revenue will depend on its ability to sign agreements with third parties. Inciscent may not be able to find or attract a sufficient number of customers to generate any revenue for the indefinite future.

                Competitors. The market for business-to-business wired-to-wireless application services is attracting a number of companies, some of which may have greater resources than Inciscent. As there are more entrants into the market, Inciscent may lose existing or potential customers to those entrants or may not be able to offer its services at a competitive price.

                In addition to the specific risks described above, an investment in Metrocall is also subject to many risks which affect all companies, or all companies in its industry.

        B.      RISKS RELATED TO REGULATORY APPROVALS NECESSARY FOR
                REORGANIZATION

                The FCC restricts foreign ownership of entities that directly or indirectly hold certain licenses from the FCC is limited, including some of those held by Metrocall. Pursuant to Metrocall's Plan, existing equity interests in Metrocall, Inc. shall be extinguished and a majority of the ownership of Reorganized Metrocall, Inc. will effectively be transferred to the Senior Lenders and Holders of General Unsecured Claims against Metrocall, Inc., including Noteholders, as a result of distributions of New Common Stock and New Preferred Stock to be issued and distributed under the Plan. Metrocall has, therefore, requested that the Senior Lenders and Noteholders that are parties to the Lock-Up Agreement provide certain information as to the composition of their ownership. Metrocall shall also require all Holders of Senior Lender Class 2 Claims and MCall Class 4 General Unsecured Claims to indicate the extent of foreign ownership on ballots voting for the Plan, as more specifically set forth in Article IV.B of the Plan. Metrocall can provide no assurance that the proposed ownership under the Plan will not violate FCC provisions regarding foreign ownership.

VII.    THE JOINT PLAN OF REORGANIZATION

        A.      GENERAL

                Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders.

                The consummation of a plan of reorganization is the principal objective of a Chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and equity interests in a debtor. Upon confirmation of a plan of reorganization by the Bankruptcy Court, the plan becomes binding upon the debtor and all creditors or equity security holders of the debtor. The confirmation order generally discharges the debtor from any debts that arose prior to the date of confirmation of the plan and substitutes for them the obligations specified under the confirmed plan.

                Only classes that are impaired, as defined under the Bankruptcy Code, are entitled to vote to accept or reject the Plan. As a general matter, a class of claims or equity interests is considered to be "unimpaired" under a plan of reorganization if the plan does not alter the legal, equitable and contractual rights of the holders of such claims or equity interests. Under the Bankruptcy Code, holders of unimpaired claims or equity interests are conclusively presumed to have accepted the plan.

                Even if all classes of creditors and equity security holders vote to accept a plan, the Bankruptcy Court must find that a number of statutory tests are met before it may confirm the plan. Many of these tests are designed to protect the interests of holders of claims or equity interests that do not vote to accept the plan, but that will nonetheless be bound by the provisions of the plan if it is confirmed by the Bankruptcy Court.

                A copy of the Plan and exhibits thereto accompanies this Disclosure Statement as Exhibit A. All of Holders of Metrocall General Unsecured Claims, including the Noteholders and Metrocall's Senior Lenders are urged to review the Plan carefully. The Plan, if confirmed, will be binding upon all of Metrocall's creditors and stockholders.

        B.      VOTING INSTRUCTIONS AND PROCEDURES

                IT IS IMPORTANT THAT THOSE HOLDERS OF CLAIMS AND INTERESTS AGAINST METROCALL AND EACH OF THE DEBTOR SUBSIDIARIES THAT ARE ENTITLED TO VOTE EXERCISE THEIR RESPECTIVE RIGHTS TO VOTE TO ACCEPT OR REJECT THE PLAN. Such holders should read the ballot accompanying this Disclosure Statement carefully and follow the instructions contained therein. Please use only the ballot approved by the Bankruptcy Court on or about July 18, 2002 and which accompanies the Debtors' notice of approval of its Disclosure Statement and solicitaiton for acceptances of its Plan.

                The period during which ballots with respect to the Plan will be accepted will terminate on September 4, 2002 at 4:00 p.m. Eastern Time. For purposes of this section, such date will be referred to as the voting deadline. Except to the extent that Metrocall so determines or as permitted by the Bankruptcy Court, ballots that are received after the voting deadline will not be accepted or used in connection with the confirmation of the Plan. Consistent with the provisions of Bankruptcy Rule 3018, the record date--the date for the determination of holders of record of Senior Lender claims, Metrocall, Inc. General Unsecured Claims, GECC Claims and Subsidiary General Unsecured Claims who are entitled to vote on the Plan has been set as the close of business, New York City time, on July 18, 2002. If you acquired beneficial ownership of the Senior Lender claims, Metrocall, Inc. General Unsecured Claims, GECC Claims or Subsidiary General Unsecured Claims after the July 18, 2002 record date, in order to vote on the Plan you must submit with your ballot a proxy from the beneficial owner as of the July 18, 2002 record date in which such beneficial owner certifies that he, she, or it was the beneficial owner of the Senior Lender claims, Metrocall, Inc. General Unsecured Claims, GECC Claims or Subsidiary General Unsecured Claims on the Voting Record Date, that such beneficial owner has not already voted on the Plan and that such beneficial owner is authorizing you to vote on the Plan. Any holder of a Disputed Claim that intends to seek to estimate its claim for voting purposes must serve the Debtors with such motion by no later than August 17, 2002 (the "Rule 3018 Deadline"). A hearing date for all objectiosn ot claims and

3018 motions shall be scheduled for August __, 2002. All objections to Confirmation must be served and received by the Debtors by no later than September 5, 2002. The Confirmation Hearing for the Debtors' Plan is scheduled for September 12, 2002 at 1:30 p.m., eastern standard time.

                Metrocall has engaged Bankruptcy Management Corp. ("BMC") as its Information Agent. The Information Agent, or any such entity as may be selected by Metrocall, will assist in the transmission of voting materials and in the tabulation of votes with respect to the Plan. Metrocall will also engage BMC to act as the disbursing agent (the "Disbursing Agent") with respect to the distributions of New Common Stock and New Preferred Stock to be made to holders of Metrocall Senior Lender claims and Noteholder Claims respectively. BMC shall make distributions on account of all Noteholder Claims directly to the Indenture Trustees, on behalf of such Noteholders and the Indenture Trustees, respectively, shall distribute to such New Common Stock and New Preferred Stock , acocordingly.

                FOR YOUR VOTE TO COUNT, IT MUST BE RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE. IF YOU HAVE BEEN INSTRUCTED TO RETURN YOUR BALLOT TO YOUR BANK, BROKER, PROXY INTERMEDIARY OR OTHER NOMINEE, OR TO THEIR AGENT, YOU MUST RETURN YOUR BALLOT TO THEM IN SUFFICIENT TIME FOR THEM TO PROCESS IT AND RETURN IT TO THE INFORMATION AGENT BEFORE THE VOTING DEADLINE. IF A RETURN ENVELOPE HAS BEEN PROVIDED WITH A "PREVALIDATED" BALLOT (AS DESCRIBED BELOW), RETURN SUCH PREVALIDATED BALLOT IN THE ENCLOSED RETURN ENVELOPE SO THAT IT WILL BE RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE.

                If a ballot is damaged or lost, or for additional copies of this Disclosure Statement, you may contact BMC. ANY BALLOT WHICH IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN WILL NOT BE COUNTED. If you have any questions concerning voting procedures, you may contact the Information Agent at the address or telephone number listed on the back cover page of this document.

                1.      VOTING PROCEDURES

                The Information Agent is providing copies of this Disclosure Statement, ballots, and where appropriate, master ballots to all registered holders of Metrocall, Inc. GECC Secured Claims (MCall Class 3(A) GECC Secured Claim), Metrocall General Unsecured Claims (MCall Class 4 and Subsidiary Class 4 General Unsecured Claims), Metrocall Senior Lender claimants (Metrocall Class 2 Senior Lender Claims), and Metrocall, Inc. Convenience Class claimants (MCall Class 5 Convenience Class Claims). Registered holders of Metrocall's Senior Lender claims, Metrocall, Inc. General Unsecured Claims and Subsidiary General Unsecured Claims may include brokers, banks, proxy intermediaries and other nominees, if such registered holders do not hold for their own accounts, they or their agents are required to provide copies of this Disclosure Statement and appropriate ballots to their customers and to beneficial owners. Any beneficial owner who has not received a ballot should contact his, her or its nominee, or the Information Agent.

                        a.      SENIOR LENDER CLAIMS

                The holders of Senior Lender claims should follow the instructions contained on the ballot enclosed with this Disclosure Statement for Metrocall Class 2 Senior Lender Claims to vote to accept or to reject the Plan.

                        b. GECC SECURED CLAIM

                The holder of the GECC Secured Claim against Metrocall, Inc. should follow the instructions contained on the ballot enclosed with this Disclosure Statement for MCall Class 3(A) GECC Secured Claims to vote to accept or to reject the Plan.

                        c.      SUBSIDIARY GENERAL UNSECURED CLAIMS

                The holders of General Unsecured Claims against the Subsidiaries should follow the instructions contained on the ballot enclosed with this Disclosure Statement for Subsidiary Class 4 General Unsecured Claims to vote to accept or to reject the Plan.

                        d. METROCALL, INC. GENERAL UNSECURED CLAIMS INCLUDING SUBORDINATED NOTEHOLDER CLAIMS WITHIN THE METROCALL, INC. GENERAL UNSECURED CLASS 4

                The holders of General Unsecured Claims against Metrocall, Inc. should follow the instructions contained on the ballot enclosed with this Disclosure Statement for MCall Class 4 General Unsecured Claims to vote to accept or to reject the Plan.

                        e.      ALLOWED CONVENIENCE CLASS CLAIMS

                The holders of convenience class claims should follow the instructions contained on the ballot enclosed with this Disclosure Statement for MCall Class 5 Convenience Claims to vote to accept or to reject the Plan. All such claims, whether by designation pursuant to the Plan or by voluntary election of the holder, shall be entitled to vote their claim to the extent permitted within the Class such that vote of such a claim will exceed $1,000 in amount.

                        f.      ALLOWED INTERCOMPANY CLAIMS

        The holders of intercompany claims (MCall Class 6, MUSA Class 6, MSI Class 6, Mobilfone Class 6, and ANMC Class 6) shall have been deemed to voted to accept the Plan.

                Unless otherwise ordered by the Bankruptcy Court, ballots or master ballots which are signed, dated, and timely received, but on which a vote to accept or reject the Plan has not been indicated, will not be counted. Metrocall, in its sole discretion, may request that the Information Agent attempt to contact such voters to cure any such defects in the ballots or master ballots.

                Except as provided below, unless the ballot or master ballot is timely submitted to the Information Agent before the voting deadline together with any other documents required by such ballot or master ballot, Metrocall may, in its sole discretion, reject such ballot or master ballot as invalid, and therefore, decline to utilize it in connection with seeking confirmation of the Plan by the Bankruptcy Court.

                2.      DEFECTS, IRREGULARITIES, ETC.

                Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawal of ballots will be determined by Metrocall in its sole discretion, whose determination will be final and binding. Unless the ballot being furnished is timely submitted to the Information Agent on or prior to the voting deadline, together with any other documents required by such ballot, Metrocall may, in its sole discretion, reject such ballot as invalid and, therefore, decline to use it in connection with seeking confirmation of the Plan by the Bankruptcy Court. In the event of a dispute with respect to a claim or interest, any vote to accept or reject the Plan cast with respect to such claim or interest will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise. Metrocall reserves the right to reject any and all ballots not in proper form. Metrocall further reserves the right to waive any defects or irregularities or conditions of delivery as to any particular ballot. The interpretation (including the ballot and the respective instructions thereto) by Metrocall unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with delivery of a ballot must be cured within such time as Metrocall (or the Bankruptcy Court) determines. Neither Metrocall nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

                3.      WITHDRAWAL OF BALLOT OR MASTER BALLOT

                Prior to the voting deadline, any Senior Lender, Metrocall, Inc. General Unsecured Claim Holder or Subsidiary General Unsecured Claim Holder who has delivered a valid ballot or master ballot may withdraw its vote by delivering a written notice of withdrawal to the Information Agent before the voting deadline. All votes cast will be irrevocable upon the voting deadline. To be valid, the notice of withdrawal must (a) describe the claim or interest to which it relates, (b) be signed by the party who signed the ballot or master ballot to be revoked and (c) if the withdrawal occurs before the voting deadline, be received by the Information Agent before the voting deadline. Withdrawal of a ballot or master ballot can only be accomplished pursuant to the foregoing procedures.

                Prior to the voting deadline, any holder who has delivered a valid ballot or master ballot may change its vote by delivering to the Information Agent a properly completed subsequent ballot or master ballot so as to be received before the voting deadline. In the case where more than one timely, properly completed ballot or master ballot is received prior to the voting deadline, only the ballot or master ballot that bears the latest date will be counted.

                After the voting deadline, a vote of any holder who has delivered a valid ballot or master ballot may only be changed or withdrawn with the permission of the Bankruptcy Court upon a showing of "cause" pursuant to Rule 3018(a).

        C.      CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN

                The categories of claims and Interests listed below classify claims and interests for all purposes, including without limitation, voting, confirmation and distribution. A claim or interest shall be deemed classified in a particular class only to the extent that the claim or interest qualifies within the description of that class and shall be deemed classified in a different class to the extent that any remainder of such claim or interest qualifies within the description of such different class. A claim or Interest is in a particular class only to the extent that such claim or interest is allowed in that class and has not been paid, is disputed or otherwise settled prior to the "Effective Date" of the Plan.

                The classification of claims and interests pursuant to Metrocall's proposed Plan are as follows:

        D.      SUMMARY OF TREATMENT UNDER THE PLAN

                1.      NON-CLASSIFIED CLAIMS

                        a.      ADMINISTRATIVE EXPENSE CLAIMS

                Each Holder of an Allowed Administrative Expense Claim against the Debtors shall receive from Reorganized Debtors, as applicable and/or successor thereto, in full satisfaction, settlement, release and discharge of such Allowed Administrative Expense Claim, the unpaid amount of such Allowed Administrative Expense Claim in Cash on the later of (i) the Effective Date or
(ii) the date such Claim becomes an Allowed Administrative Expense Claim, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtors or otherwise upon order of the Bankruptcy Court; provided, that Allowed Administrative Expense Claims representing obligations incurred in the ordinary course of business during the Debtors' Chapter 11 Cases or otherwise assumed by the Debtors on the Effective Date pursuant to the Plan shall be paid or performed by the respective Reorganized Debtor when due in accordance with the terms and conditions of the particular agreements governing such obligations.

                Notwithstanding any provision in the Plan regarding payment of Administrative Claims, all Holders of Administrative Claims that have not been paid as of the Effective Date, must file a request for payment of Administrative Claims with the Bankruptcy Court and will be required to serve the same on Metrocall's counsel and the U.S. Trustee no later than thirty (30) days after the conclusion of the Confirmation Hearing, or such Claim shall be forever barred and shall not be enforceable against Metrocall or Reorganized Metrocall, its successors, its assigns or its property. The Debtors reserve the right to object to any such claims within 120 days from the date such claim is filed.

                        b.      PROFESSIONAL FEES

                Metrocall shall pay Professionals who are entitled to allowance of fees and reimbursement of expenses the amount awarded to such Professionals by Final Order of the Bankruptcy Court, less the amount of fees previously paid to the Professionals pursuant to an order of the Bankruptcy Court providing for payment of interim compensation to Professionals, on the later of the Effective Date and the date upon which any order awarding fees and/or expenses becomes a Final Order. The Holder of an Allowed Claim for Professional Fees may be paid on such other date and upon such other terms as may be agreed upon by that Holder of an Allowed Administrative Claim and Metrocall.

                2.      UNIMPAIRED CLAIMS

                Under the Plan, the unimpaired claims and interests shall consist of (i) priority tax claims and other priority claims, (ii) the ownership interests held by Metrocall, Inc., whether directly or indirectly in the Subsidiary Debtors and (iii) secured claims other than claims of the Senior Lenders.

                        a.      PRIORITY TAX CLAIMS


                Each Holder of an Allowed Priority Tax Claim against the Debtors due and payable on or prior to the Effective Date shall receive from the applicable Reorganized Debtor, in full satisfaction, settlement, release and discharge of such Allowed Priority Tax Claim, at the option of the Debtors, either (i) payment in full (in cash) on the Effective Date or as soon thereafter as practicable or (ii) payment over a six year period from the date of assessment.

                        b.      OTHER PRIORITY CLAIMS

                Holders of other priority claims shall be paid in full in cash on the later of the Effective Date of the Plan and the date such claim becomes due and owing in ordinary course

                        c.      OTHER SECURED CLAIMS

                Holders of secured claims other than claims of the Senior Lenders and GECC shall be paid in full, in cash in accordance with their respective terms on the Effective Date of the Plan or shall otherwise be satisfied full satisfaction through surrender of collateral securing the claim.

                        d.      SUBSIDIARY STOCK AND OWNERSHIP

                On the Effective Date, the Reorganized Metrocall shall retain one hundred (100%) of its equity interest in each of the Subsidiaries as contemplated under the Plan.

                3.      IMPAIRED CLAIMS

        Under the terms of the Plan, claims of holders of Metrocall, Inc. General Unsecured Claims, including holders of the Subordinated Notes, Metrocall Senior Lenders, Metrocall, Inc. GECC Secured Claims, Subsidiary General Unsecured Claims, Metrocall, Inc. Convenience Class Claims and Metrocall Intercompany Claims are the only impaired classes of claims entitled to vote on the Plan.

        All interests (i.e. Existing Common Stock and Preferred Stock) held in Metrocall, Inc. shall be extinguished pursuant to the Plan and shall receive no distribution on account of such interests. These interests, which are impaired, shall be deemed to reject the Plan.

                        a.      METROCALL, INC. GECC SECURED CLAIM (MCALL
                                CLASS 3(A))

                The Metrocall, Inc. GECC Secured Claim consists of claims arising out of a series of leases between Metrocall, Inc. and General Electric Capital Corp. that Metrocall, Inc. contends are disguised secured financings for equipment and paging devices. Metrocall, Inc. believes that the GECC's total claim exceeds the value of the assets securing these obligations such that GECC's claims shall consist of both secured and unsecured claims against Metrocall, Inc. The Debtors have, therefore, elected to separately classify the GECC Secured Claims which the Debtors deem to be impaired under the Plan.

                Under the Plan, the Holder of an Allowed GECC Secured Claim, unless Metrocall, Inc. and such Holder agree to different treatment, shall receive, in full satisfaction, settlement, release and discharge of such GECC Secured Claim, the Allowed Amount of such Claim (as determined by the Court) in thirty-six (36) equal monthly installments, payable on the first day of each month commencing with the first full month following the Effective Date, with interest payable in arrears on the first day of each month on the unpaid principal balance of such Claim at a rate of 10% per annum. The Holder of the GECC Secured Claim shall retain any properly perfected, pre-Petition Date lien or security interest securing the GECC Secured Claim.

                The Holder of the Class 3(A) GECC Secured Claim is impaired under the Plan and, therefore, is entitled to vote.

                        b. METROCALL, INC. GENERAL UNSECURED CLAIMS (MCALL CLASS 4)

                Metrocall, Inc. General Unsecured Claims consist of claims that are not administrative expense claims, priority tax claims, Senior Lender claims, secured claims, Subsidiary General Unsecured Claims, or intercompany claims but shall include all Subordinated Note claims consist of all claims and liabilities arising from or related to the following issues of Metrocall's Subordinated Notes:

        - 11-7/8% senior subordinated notes due 2005 pursuant to an Indenture dated as of June 15, 1995, between Metrocall, Inc. and The Bank of New York, as Trustee (the "(ProNet) 11-7/8% Notes")

        - 10-3/8% senior subordinated notes due 2007 pursuant to an Indenture dated as of September 27, 1995, between Metrocall, Inc. and HSBC Bank USA, as Trustee (the "10-3/8% Notes")

        - 9-3/4% senior subordinated notes due 2007 pursuant to an Indenture, dated as of October 21, 1997, between Metrocall, Inc. and HSBC Bank USA, as Trustee (the "9-3/4% Notes")

        - 11-7/8% senior subordinated notes due 2005 pursuant to an Indenture dated as of October 24, 1995, between Metrocall, Inc. and The Bank of New York, as Trustee (the "(A+) 11-7/8% Notes")

        - 11% senior subordinated notes due 2008 pursuant to an Indenture dated as of December 22, 1998, between Metrocall, Inc. and HSBC Bank USA, as Trustee (the "11% Notes" and, collectively with the (ProNet) 11-7/8%, 10-3/8%, 9-3/4% and (A+) 11 7/8% Notes, the "Subordinated
            Notes"),

        The Subordinated Notes are, in each case, subordinate only to Senior Debt, as defined in the respective Indentures. "Senior Debt" under each of the respective Indentures includes any amounts due under the existing secured credit facility with the Senior Lenders, and expressly excludes trade accounts payable or accrued liabilities arising in the ordinary course of business. The Senior Notes are, therefore, pari-passu with all of Metrocall, Inc.'s existing general unsecured trade debt and constitute Metrocall General Unsecured Claims within MCall Class 4. Metrocall anticipates that the Noteholder claims, as of March 31, 2002 are approximately $627 million in unpaid principal, plus accrued and unpaid interest aggregating approximately $112 million.

        Under the Plan, holders of allowed Metrocall, Inc. General Unsecured Claims, including the Noteholder claims, will receive Distributions on and after the Effective Date (reflecting subsequent distributions form any reserve established) and in full satisfaction, settlement release and discharge of such allowed claims, a pro rata share of (i) 8.33% (or 500,000 shares) of the New Preferred Stock of HoldCo., representing $5 million of the $60 million Initial Liquidation Preference and (ii) 58% of the issued (or 580,000 shares) of Common Stock (subject to ratable dilution for the issuance of Common Stock and options under the stock option plan described herein to employees of OpCo. not to exceed 7%). Both the New Preferred Stock and New Common Stock shall be restricted stock for the two-years following the issue date as set forth Section IV.B.

        Distributions of New Common Stock and New Preferred Stock made on account of Class 4 MCall shall be made on the later of (x) the Effective Date or as soon as practicable thereafter but not later than thirty (30) days following the Effective Date and (y) the date which is sixty (60) days after the Claim becomes and Allowed Claim.

        The post-petition charges and claims of the Indenture Trustee and those of its counsel received by the holders of the Subordinated Notes under the Plan shall be treated as an administrative expense claim pursuant to the Plan.

                        c. SENIOR LENDER CLAIMS (MCALL CLASS 2, MUSA CLASS 2, MSI CLASS 2, MOBILFONE CLASS 2, MCCAW CLASS 2, AND ANMC CLASS 2, COLLECTIVELY METROCALL CLASS 2 SENIOR LENDER CLAIMS)

                Senior Lender claims consist of all claims arising from or relating to Metrocall's terminated Credit Facility.

                Such Senior Lender claims aggregate approximately $133 million, plus any accrued and unpaid interest and fees. Under the Plan, holders of allowed Senior Lender claims will receive on the Effective Date and in full satisfaction, settlement, release and discharge, including a surrender of all subordination rights with respect to the Subordinated Notes, of such allowed claims, a pro rata share of shall receive from the Reorganized Debtors, in full satisfaction, settlement, release and discharge of such Allowed Class 2 Senior Lender Claims, a Pro Rata share of the (i) $60,000,000 New Senior Secured Term Note, (ii) $20,000,000 New Senior Secured PIK Notes, (iii) 88.33% (or 5,300,000 shares) of the New Preferred Stock of HoldCo. to be issued, representing $53 million of the total $60 million Initial Liquidation Preference attributable to such New Preferred Stock, and (iv) 42% (or 420,000 shares) of the New Common Stock to be issued by HoldCo, all pursuant to the Plan. Both the New Preferred Stock and Common Stock shall be restricted stock for the two-years following the issue date as set forth Section IV.B.

                                (1)     SUMMARY OF THE SENIOR SECURED TERM NOTE

                The New Secured Term Note issued by OpCo. shall mature on March 31, 2004 and shall accrue interest at Toronto Dominion's Prime Rate plus 2.875% Interest shall be payable monthly in arrears. The loan shall be guaranteed by HoldCo. and all direct existing and future subsidiaries of HoldCo. (excluding OpCo. and Inciscent, Inc.). The New Secured Term Loan shall be secured by a first priority perfected lien on 100% of the ownership interests and all existing and future assets of HoldCo., OpCo. and all of their direct existing and future subsidiaries, including all FCC licenses of the License Subsidiary, and the proceeds thereof, to the extent permitted under applicable law; subject to existing senior liens of other secured claimants

                The Facility will amortize on a quarterly basis according to the following schedule:

                       Quarterly                Quarterly
Dates                   Amount                   Percent
-----                   ------                   -------
12/31/02             $         0                      0%
3/31/03               10,000,000                  16.67%
6/30/03                7,000,000                  11.67%
9/30/03                4,000,000                   6.67%
12/31/03               2,000,000                   3.33%
3/31/04               37,000,000                  61.67%
                     -----------                  ------
Total                $60,000,000                    100%

                On December 31, 2002 and thereafter at the end of each quarter, the New Secured Term Note shall be immediately and permanently reduced by an amount equal to 100% of "Unrestricted Cash" in excess of $10,000,000. Unrestricted Cash shall mean cash on hand with OpCo., HoldCo. and License Subsidiary excluding (i) cash necessary to make distributions (other than to the Senior Lenders or for dividends) pursuant to the Plan or to establish reserves as may be required under the Plan or (ii) assets to the extent encumbered by Permitted Liens. The New Secured Term Note shall include usual and customary covenants for facilities of this size, type and purpose including but not limited to a leverage ratio, annualized operating cashflow minimums, an interest coverage ratio and limitations on capital expenditures.

                                (2)     SUMMARY OF THE SECURED PIK NOTES

                The New Secured PIK Notes issued by HoldCo. shall be in the total face amount of $20 million and shall have a scheduled maturity date of December 31, 2004. Interest shall accrue at a rate of 12% per annum and paid quarterly in arrears by issuance of additional Secured PIK Notes until the Secured Term Note is fully repaid. Thereafter, interest shall be due and payable monthly in arrears in cash. The Reorganized Subsidiaries shall guaranty all outstanding obligations of HoldCo. under the Secured PIK Notes and the outstanding balance shall be secured by a second perfected lien on 100% of the ownership interests and all existing and future assets of HoldCo. and each of its direct existing and future subsidiaries (excluding OpCo.), including all FCC licenses of the License Subsidiary, and the proceeds thereof, to the extent permitted under applicable law; subject to senior liens with respect to the permitted liens.

                The Facility will amortize on a quarterly basis according to the following schedule:

                            Quarterly                  Amortization
        Date                  Amount              (% Original Principal)
        ----                  ------              ----------------------
        6/30/04            $ 3,000,000                     15.0%
        9/30/04              2,000,000                     10.0%
        12/31/04            15,000,000                     75.0%
                           -----------                     -----
TOTAL                      $20,000,000                    100.0%

                Notwithstanding the above and upon payment in full of the New Secured Term Note and the end of each quarter thereafter, the Senior Secured PIK Notes shall be immediately and permanently reduced by an amount equal to 100% of Unrestricted Cash in excess of $10,000,000. The loan shall be subject to usual and customary covenants for facilities of this size, type and purpose, including but not limited to covenants for a leverage ration, interest coverage ratio and limitations on capital expenditures, among other covenants.

                                (3)     SUMMARY OF THE NEW PREFERRED STOCK

                HoldCo. shall authorize and issue 6,000,000 shares of the New Preferred Stock which shall have an initial liquidation preference of $10.00 per share plus accrued and unpaid distributions and dividends with total Initial Liquidation Preference of $60 million. The New Preferred Stock shall accrue dividends at the rate of 15% per annum compounded quarterly.

Dividends on the New Preferred Stock shall accrue (and shall not become payable) and shall increase the initial liquidation preference until such time as the New Secured Term Note and the New Secured PIK Notes are paid in full. Thereafter dividends shall accrue and become payable in cash quarterly in arrears. To the extent HoldCo., is unable to pay cash dividends, the liquidation preference shall increase on the first day following each dividend period in respect of any unpaid dividends provided that HoldCo. may pay all or a portion of the amount of any accreted liquidation preference over the initial liquidation preference on any dividend payment date.

                        d.      INTERCOMPANY CLAIMS (MCALL CLASS 6, MUSA
                                CLASS 6, MSI CLASS 6, MOBILFONE CLASS 6, MCCAW CLASS 6, AND ANMC CLASS 6, COLLECTIVELY METROCALL CLASS 6 INTERCOMPANY CLAIMS)

                Intercompany claims consist of all claims, as of the Petition Date, by a Debtor or an affiliate of a Debtor against another Debtor resulting in intercompany transactions recorded on the respective Debtor's books and records. All such intercompany claims shall be waived, terminated or contributed as capital by the respective Debtors but shall not otherwise receive any distribution under the Plan.

                        e. SUBSIDIARY GENERAL UNSECURED CLAIMS (MUSA CLASS 4, MSI CLASS 4, MOBILFONE CLASS 4, MCCAW CLASS 4, AND ANMC CLASS 4, COLLECTIVELY THE SUBSIDIARY CLASS 4 GENERAL UNSECURED CLAIMS)

                Subsidiary General Unsecured claims consist of claims that are not administrative expense claims, priority tax claims, DIP facility claims, Senior Lender claims, secured claims, Metrocall, Inc. General Unsecured Claims, and intercompany claims.

                Under the Plan, holders of general unsecured claims against the Subsidiaries will receive, on the Effective Date and in full satisfaction, settlement, release and discharge of such allowed claims, cash distribution equal to the allowed principal amount of such holder's general unsecured claim. Unimpaired Claims

        E.      SUMMARY OF OTHER PROVISIONS OF THE PLAN

                1.      DISCHARGE

                The Plan provides that: (a) the rights afforded in the Plan and the treatment of all claims and interests therein shall be in exchange for and in complete satisfaction, settlement, discharge and release of all claims and interests of any nature whatsoever, known or unknown; (b) on the Effective Date, all such claims against, the interests in, Metrocall shall be satisfied, discharged, and released in full; and (c) all persons and entities shall be precluded from asserting against Metrocall or Reorganized Metrocall or their assets or properties any claims or interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the confirmation date.



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

                2.      INJUNCTION

                The Plan also provides an injunction barring the commencement or continuation of any claims against or affecting Reorganized Metrocall on account of claims held by Metrocall or its bankruptcy estate which are released pursuant to the Plan's terms; provided, that the injunction does not preclude police or regulatory agencies from fulfilling their statutory duties.

                3.      GENERAL RELEASES

                AS OF THE EFFECTIVE DATE, IN CONSIDERATION FOR THE OBLIGATIONS OF THE DEBTORS AND THE REORGANIZED DEBTORS UNDER THE PLAN, THE NEW SENIOR SECURED TERM NOTE, THE NEW SENIOR SECURED PIK NOTES, THE NEW PREFERRED STOCK AND THE NEW COMMON STOCK TO BE DISTRIBUTED PURSUANT TO THE PLAN AND THE SERVICES OF THE DIRECTORS AND OFFICERS OF METROCALL, THE SENIOR LENDERS AND THE COMMITTEE RELEASEES AND EACH OF THEIR RESPECTIVE SUBSIDIARIES, ATTORNEYS, FINANCIAL ADVISORS, ACCOUNTANTS, INVESTMENT BANKERS AND AGENTS TO FACILITATE THE EXPEDITIOUS REORGANIZATION AND IMPLEMENTATION OF THE RESTRUCTURING CONTEMPLATED BY THE PLAN AND THE LOCK-UP AGREEMENT, (a) EACH HOLDER OF A CLAIM OR INTEREST THAT VOTES (OR IS DEEMED TO VOTE) IN FAVOR OF THE PLAN, (b) TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW, AS SUCH LAW MAY BE EXTENDED OR INTERPRETED SUBSEQUENT TO THE EFFECTIVE DATE, EACH CREDITOR AND EQUITY HOLDER OF ANY OF THE DEBTORS THAT DOES NOT VOTE ON THE PLAN OR VOTES AGAINST THE PLAN AND
(c) EACH DEBTOR WILL BE DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE ALL CLAIMS, DEMANDS, RIGHTS, CAUSES OF ACTION AND LIABILITIES WHETHER LIQUIDATED OR UNLIQUIDATED, FIXED OR CONTINGENT, MATURED OR UNMATURED, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THEN EXISTING OR THEREAFTER ARISING IN LAW, EQUITY OR OTHERWISE, THAT ARE BASED IN WHOLE OR IN PART ON ANY ACT, OMISSION, TRANSACTION OR OTHER OCCURRENCE INVOLVING ANY OF THE DEBTORS TAKING PLACE PRIOR TO THE EFFECTIVE DATE AND/OR IN CONNECTION WITH THE CHAPTER 11 CASES (EXCLUDING ANY CLAIMS WITH RESPECT TO REIMBURSEMENT AND INDEMNIFICATION PROVISIONS OF THE CREDIT FACILITIES EXCEPTED FROM CANCELLATION UNDER SECTION VI.E) THAT SUCH ENTITY HAS OR MAY HAVE AGAINST (i) THE OFFICERS AND DIRECTORS OF METROCALL (IMMEDIATELY PRIOR TO THE EFFECTIVE DATE) AND (ii) THE SENIOR LENDERS (iii) THE COMMITTEE RELEASEES AND THEIR RESPECTIVE SUBSIDIARIES, ATTORNEYS, FINANCIAL ADVISORS, ACCOUNTANTS, INVESTMENT BANKERS AND AGENTS, ACTING IN SUCH CAPACITY.

                4.      EXCULPATION FOR POST PETITION CONDUCT

                The Plan also provides that the persons and entities receiving releases under the Plan, including but not limited to all attorneys, financial advisors, accountants, investment bankers, agents and representatives of Metrocall, the Senior Lenders, the Committee, the Indenture Trustees and their respective agents and representatives, and their respective subsidiaries, who served in such capacity on or after the Petition Date, will be exculpated from any liability to any person or entity for any act or omission in connection with or related to the negotiation, formulation, preparation and confirmation of the Plan, the consummation and administration of the Plan, the Disclosure Statement, the Chapter 11 cases, or the property distributed under the Plan. This exculpation does not affect any liability resulting from any breach of any person or entity for any fraud, gross negligence or willful misconduct.



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

                5.      PRESERVATION OF RIGHTS OF ACTION

                The Plan provides that Reorganized Metrocall shall retain and may exclusively prosecute and enforce any cause of action or rights to payment of claims that Metrocall or their respective estates may hold against any person or entity, all defenses, counterclaims and rights against all claims and interests asserted against Metrocall, its respective estates or Reorganized Metrocall. These include, without limitation, pending claims that Metrocall holds against SBC for termination charges, claims against parties for trademark infringement and claims against Spectrum Management, LLC for amount due to Metrocall under the Spectrum note.

                6.      EXECUTORY CONTRACTS AND UNEXPIRED LEASES

                Under the Bankruptcy Code, a debtor may assume or reject executory contracts and unexpired leases. As a general matter, an "executory contract" is a contract under which material performance, other than solely the payment of money, remains to be made by each party to the contract. Effective on and after the Effective Date, all executory contracts and unexpired leases, including, without limitation, all Compensation and Benefit Plans, to which any of the Debtors are a party and are identified in the Debtors Schedules filed with the Bankruptcy Court, as amended, shall be deemed to have been assumed by that respective Debtor in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code, except for those executory contracts and unexpired leases that (1) have been rejected by order of the Bankruptcy Court, (2) are listed on the Debtors' Exhibit L as executory contracts to become the subject of a motion to be filed prior to the Confirmation Date and which motion is still pending on the Confirmation Date, or
(3) are identified on the Debtors' Exhibit L as executory contracts or unexpired leases to be rejected as of the Confirmation Date pursuant to the terms of the Plan. All executory contracts and unexpired leases with Metrocall, Inc. to be assumed shall also be assigned to Reorganized OpCo. pursuant to the Plan. All other executory contracts and unexpired leases with the various and respective Subsidiary Debtor entities shall be assumed and transferred to Reorganized OpCo. by operation of law and as a function of the consolidation of the Operating Subsidiaries. ENTRY OF THE CONFIRMATION ORDER BY THE BANKRUPTCY COURT SHALL CONSTITUTE (i) APPROVAL OF SUCH ASSUMPTIONS, ASSIGNMENTS AND REJECTIONS PURSUANT TO SECTIONS 365(a) AND 1123 OF THE BANKRUPTCY CODE AND (II) THE CONSENT OF ANY NON-DEBTOR PARTY TO ANY EXECUTORY CONTRACT OR UNEXPIRED LEASE THAT MAY OTHERWISE BE REQUIRED, UNDER THE TERMS OF SUCH EXECUTORY CONTRACT OR UNEXPIRED LEASE, TO THE CONSUMMATION OF THE ASSET TRANSFERS PURSUANT TO THE PLAN.

                ALL PARTIES TO EXECUTORY CONTRACTS OR UNEXPIRED LEASES THAT ARE ASSUMED BY THE DEBTORS PURSUANT TO THE PLAN SHALL HAVE AN ALLOWED CLAIM FOR VOTING PURPOSES ONLY BUT SHALL NOT OTHERWISE BE ENTITLED TO ANY DISTRIBUTION ON ACCOUNT OF METROCALL GENERAL UNSECURED CLAIMS PROVIDED THAT THEY RECEIVE PAYMENT OF ALLOWED CURE AMOUNTS.

                7. CONTINUED CORPORATE EXISTENCE AND VESTING OF ASSETS IN REORGANIZED METROCALL

                Except as otherwise provided in the Plan or the confirmation order, on the Effective Date all rights of the Debtors in property and any property acquired shall vest in the Reorganized Debtors, free and clear of all claims, liens, charges, or other encumbrances and



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

interests. Subsequently, each of the Reorganized Subsidiaries shall cease to exist after the Effective Date of the Plan as a result of the roll-up and consolidation into the Reorganized Metrocall. On and after the Effective Date, Reorganized Metrocall may operate its business and may use, acquire or sell property and compromise or settle any claims or equity interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code, other than those restrictions expressly imposed by the Plan and the order of the Bankruptcy Court confirming the Plan.

                8.      AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BY-LAWS

                As of the Effective Date, the Certificate of Incorporation of HoldCo. will be amended to provide that, during the two-year period following the initial distributions of the HoldCo. Preferred Stock and Common Stock, no person shall be permitted to transfer any stock of HoldCo. without the prior written consent of the Chief Financial Officer of HoldCo. (and any such purported transfer will be void ab initio) if (x) after such purported transfer, the purported transferee would own 5 percent or more of any class of stock of HoldCo. or (y) prior to giving effect to such purported transfer, the purported transferor owns 5 percent or more of any class of stock of HoldCo. For purposes of the foregoing, (I) "transfer" means any sale, transfer, gift or assignment of any HoldCo. stock, or the granting or issuance of an option or other right to acquire any HoldCo. stock, or any other action that would cause any person to be treated as the owner of any share of stock as to which such person was not previously treated as the owner, and (II) a person shall be treated as the owner of any share of stock of HoldCo. if such person directly or indirectly owns such share or is otherwise treated as the owner of such share under Section 382 of the Internal Revenue Code and the Treasury Regulations thereunder, including
Section 382(l)(3) of the Internal Revenue Code and Section 1.382-2T(h) of the Treasury Regulations thereunder. During the two-year period following the initial distribution of the HoldCo. Preferred Stock and Common Stock, HoldCo. and its transfer agent will not record any transfer of any share of HoldCo. stock unless it or its transfer agent has received either (A) a certificate from the purported transferee to the effect that such transferee would not own 5 percent or more of any class of HoldCo. stock after giving effect to the purported transfer and a certificate from the purported transferor to the effect that it does not own 5 percent or more of any class of HoldCo. stock prior to giving effect to such purported transfer or (B) a certificate of HoldCo.'s Chief Financial Officer consenting to such a transfer. The Chief Financial Officer of HoldCo. shall be required to provide such written consent and certificate, upon ten days prior written notice, if he determines that the purported transfer, alone or together with all other pending purported transfers of shares, could not reasonably be determined to result in an "ownership change" with respect to HoldCo. under Section 382 of the Internal Revenue Code (based on a 45 percent threshold rather than the fifty percent threshold set forth in Section 382). The purported transferor and transferee shall deliver to HoldCo. such certificates as the Chief Financial Officer of HoldCo. may reasonably require as a condition to the issuance of a consent certificate. If the Chief Financial Officer shall fail to provide such written consent and certificate with respect to any proposed transfer, such officer shall provide, within five business days after receipt of a request therefor from the person seeking such consent and certificate, the information upon which such officer concluded that such proposed transfer could reasonably be determined to result in an ownership change.



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

                In addition to the above, the charter and by-laws for HoldCo. shall provide that HoldCo., so long as any of its New Preferred Stock is outstanding, (a) may not redeem or otherwise buy back any New Preferred Stock on any basis other than as set forth in the terms for redemption in the Term Sheet for the New Preferred Stock annexed hereto as Exhibit "C", and (b) may only approve Special Transactions by a vote of five of the seven members of the board of directors. In connection with its consideration of any Special Transaction and prior to any vote by directors thereon, HoldCo. shall first establish a special committee (the "Special Committee") of the board to consider such Special Transaction.

                A Special Transaction, as defined in the Plan, shall include proposed or potential transaction involving Reorganized Metrocall, including any business combination as defined under Delaware corporate law with respect to all or substantially all of the assets of HoldCo. and any transaction or action whereby HoldCo. or any of its wholly owned subsidiaries incur or issue any indebtedness or securities or guaranty any indebtedness or securities in excess of $20 million.

                The Special Committee shall consist of three members, including one of the directors selected by the Senior Lenders, one director selected by the Committee and the Independent Director. A Special Transaction shall only be voted on by the directors of HoldCo. if and when a majority of the Special Committee members has recommended for approval such Special Transaction. Until the redemption of the New Preferred Stock in its entirety, approval by the board of directors of HoldCo. for Special Transactions (as defined below) shall require at least five of the seven members of the board then voting in favor of any such Special Transactions.

                The corporate charter and by-laws of both OpCo. and the License Subsidiary also provide that shareholder approval shall be required to implement any Special Transaction with or involving any such subsidiary.

                9.      RETENTION OF JURISDICTION BY THE BANKRUPTCY COURT

                Under the terms of the Plan, after the Effective Date the Bankruptcy Court will retain exclusive jurisdiction to the extent provided in the Plan.

                10.     DISSOLUTION OF THE COMMITTEE

                The Plan provides that on the Effective Date any statutory Committee that may be formed in these Chapter 11 Cases shall dissolve and its members shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

                11.     CAUSES OF ACTION

                The Plan provides that pursuant to section 1123(b) of the bankruptcy Code, except as otherwise provided in the Plan, the Reorganized Debtors will retain all Causes of Action that the Debtors had or had the power to assert immediately prior to the Effective Date, and may commence or continue in any appropriate court or tribunal any suit or other proceeding



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

for the enforcement of such Causes of Action. All Causes of Action, except as expressly set forth in the Plan, will remain the property of the Reorganized Debtor.

                12.     CANCELLATION OF INSTRUMENTS AND SECURITIES

                On the Effective Date, except as otherwise provided in the Plan, the promissory and term notes and other loan documents comprising the Fifth Amended and Restated Credit Agreement and any claims arising therefrom held by the Senior Lenders, the Subordinated Notes issued by Metrocall, Inc. any claims arising therefrom held by the Noteholders, the Existing Preferred Stock and Existing Common Stock in Metrocall, Inc. will be deemed canceled. In addition, the Subordinated Note indentures will be canceled and will have no further force or effect except to the limited extent required to allow for the distributions to be made in accordance with the mechanics set out in the Plan.

                13.     ISSUANCE OF NEW SECURITIES; EXECUTION OF RELATED
                        DOCUMENTS

                On the Effective Date, Reorganized Metrocall shall issue or cause to be issued all securities, notes, instruments, certificates and other documents required to be issued pursuant to the Plan, including, without limitation, the Senior Secured Note, the Secured PIK Notes, the New Common Stock and the New Preferred Stock, all of which shall be distributed as provided in the Plan.

                14.     RESERVES FOR DISPUTED CLAIMS

                The Debtors shall establish reserve funds as necessary to provide for the administration of the Chapter 11 Cases and distributions to Allowed claims notwithstanding pending disputes. The reserve funds shall consist of two reserves established by HoldCo, a cash reserve and a stock reserve. In addition OpCo. shall establish a cash reserve. The reserves shall be in an amount necessary to provide for the payment of disputed claims of the type described that may ultimately be Allowed by the Bankruptcy Court after the Effective Date.

                15.     DISTRIBUTIONS WITH RESPECT TO HOLDERS OF SENIOR LENDER
                        CLAIMS

                The new OpCo. Secured Term Note, the HoldCo. Secured PIK Notes, and other distributions provided for in the Plan on account of Allowed Senior Lender Claims shall be made or delivered by Reorganized Metrocall to the Administrative Agent Bank for delivery by the Administrative Agent Bank to individual Holders of such Allowed Claims in accordance with the provisions of the Credit Agreement, or as otherwise agreed between the Administrative Agent Bank and any holder of an Allowed Senior Lender Claim, subject to any Agent Bank Charges as provided in the Credit Agreement. Notwithstanding the foregoing, Holders of Allowed Senior Lender Claims shall not receive, or be entitled to receive, the Senior Secured Notes, the PIK Notes or other distributions provided for in the Plan prior to execution and delivery by each Holder of the relevant and definitive documentation. The Reorganized Metrocall shall not have liability for any act or omission of the Administrative Agent Bank.

                16. DISTRIBUTIONS WITH RESPECT TO METROCALL, INC. GENERAL UNSECURED CLAIMS INCLUDING SUBORDINATED NOTE CLAIMS



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

                All distributions provided for in the Plan on account of Metrocall, Inc. General Unsecured claims will be made by Metrocall to it Disbursing Agent for delivery by the Disbursing Agent to the holders of such claims and interests. The Disbursing Agent shall make aggregate distributions to each of the Indenture Trustees on account of the total Allowed Noteholder Claims for distribution to each of the respective Noteholders by the Indenture Trustees pursuant to the Plan. The Subordinated Note indentures shall continue in effect only to the extent necessary to allow the exchange agent to make distributions to holders of allowed Metrocall, Inc. General Unsecured claims.

                As soon as practicable after the Effective Date, the Disbursing Agent, or in the case of any Subordinated Notes, Reorganized Metrocall, with the cooperation of the respective Indenture Trustees, shall send a transmittal letter to each holder of a Metrocall, Inc. General Unsecured claim advising such holder of the effectiveness of the Plan and the instructions for surrendering any Subordinated Notes or other debt instruments evidencing such claims in exchange for the Preferred Stock and New Common Stock distributable pursuant to the Plan.

                In the event any Subordinated Notes or other debt instruments evidencing Metrocall, Inc. General Unsecured claims shall have been lost, stolen or destroyed, then upon the delivery to the pertinent Indenture Trustee of an appropriate affidavit and bond, or indemnity, the respective Indenture Trustee will issue the required shares of New Common Stock and Preferred Stock, as set forth in the Plan.

                Any Metrocall, Inc. General Unsecured claim holder that fails to surrender the applicable Subordinated Note or applicable debt instrument, or files a loss affidavit and bond within 180 days after the Effective Date, will be entitled to look only to HoldCo. for its distributions under the Plan. Any such holder who fails to surrender such notes or file a loss affidavit and bond within 3 years after the Effective Date will have its claim discharged and shall be forever barred from asserting any such claim.

                As of the close of business on the business date immediately preceding the Effective Date, the applicable transfer books and records for the Subordinated Notes and other holders of Metrocall, Inc. General Unsecured claims will be closed and any further transfers will be prohibited. In the event of a transfer of ownership of a Subordinated Notes and other holders of Metrocall, Inc. General Unsecured claims that is not registered in the applicable transfer books, distributions under the Plan shall be delivered to the holder of record as indicated by the applicable transfer books and records unless the transferee of such holder delivers an appropriate letter of transmittal to the exchange agent and appropriate documentation to evidence that such transfer was in fact made and that all applicable transfer taxes have been paid. If any New Common Stock or New Preferred Stock is to be issued in a name other than that in which the Subordinated Notes and other holders of Metrocall, Inc. General Unsecured claims surrendered in exchange therefore is registered, the Subordinated Notes and other holders of Metrocall, Inc. General Unsecured claims so surrendered shall be transferable to the person designated by the registered holder upon presentation of the note or stock, properly assigned and endorsed, and an affidavit that the transfer is otherwise proper and the person requesting the transfer has paid all applicable taxes.



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

                If and when a dividend or other distribution is declared by HoldCo. with respect to the New Common Stock or New Preferred Stock, the record date for which is on or after the Effective Date, that declaration shall include dividends or other distributions with respect to all shares of HoldCo. Stock distributable pursuant to the Plan. Such dividends and other distributions will not be paid to any holder of any unsurrendered Subordinated Notes and other debt instruments evidencing Metrocall, Inc. General Unsecured claims until such note or stock is surrendered in accordance with the provisions of the Plan. Subject to the provisions of the Plan, at any meeting of stockholders of HoldCo. with a record date on or after the Effective Date, registered holders of unsurrendered Subordinated Notes and other debt instruments evidencing Metrocall, Inc. General Unsecured claims shall be entitled to vote the number of shares of New Common Stock and Preferred Stock represented by such Subordinated Notes and other debt instruments evidencing Metrocall, Inc. General Unsecured claims, regardless of whether such holders have surrendered their Subordinated Notes and other debt instruments evidencing Metrocall, Inc. General Unsecured claims; provided, however, that any such vote shall be at the times, upon the conditions, and in the manner prescribed by the certificate of incorporation and bylaws of Reorganized Metrocall, respectively.

                Notwithstanding any other provision of the Plan, the HoldCo. New Common Stock and New Preferred Stock will only be issued in whole shares. In place of any fractional shares, the exchange agent will make a cash payment determined by multiplying such fraction, rounded to the nearest one-hundredth of a share, by the average closing price of a share of Metrocall Inc.'s existing common stock, as reported in The Wall Street Journal, New York City edition, 10 trading days immediately prior to the Effective Date.

                17. DISTRIBUTIONS WITH RESPECT TO SUBSIDIARY GENERAL UNSECURED CLAIMS

                All distributions provided for in the Plan on account of Subsidiary General Unsecured claims, not evidenced by a debt instrument, shall be made by OpCo., or such disbursing agent as Reorganized Metrocall may employ or contract with, as provided in the Plan or in the Confirmation Order. Such distributions will be made by the means agreed to by Reorganized Metrocall and each holder, including by check drawn on a domestic bank or by wire transfer from a domestic bank or, in the absence of an agreement, such commercially reasonable manner as Reorganized Metrocall shall determine in its sole discretion. Reorganized Metrocall shall have no liability for any act or omission of any disbursing agent, and shall not be deemed to be an agent for any Holders of such Allowed Claims in connection with the funds held thereby. The disbursing agent appointed by Reorganized Metrocall will serve without bond and may employ or contract with other entities to assist in or make the distributions required by the Plan.

        F.      EFFECT OF CONSUMMATION OF THE PLAN

                1.      VESTING OF RIGHTS

                Except as otherwise provided in the Plan or the confirmation order, on and after the Effective Date, all property acquired by Reorganized Metrocall under the Plan shall vest in the respective entities comprising Reorganized Metrocall, free and clear of all claims, liens, charges, or other encumbrances and equity interests.



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                2.      DISCHARGE

                Except as provided in the Plan or the confirmation order:

            - the rights afforded in the Plan and the treatment of all claims and equity interests therein, shall be in exchange for and in complete satisfaction, settlement, discharge and release of all claims and equity interests of any nature whatsoever, known or unknown, against Metrocall, or any of its assets or properties, including any interest accrued on such claims from and after the date Metrocall filed the Chapter 11 cases with the Bankruptcy Court; and

            - on the Effective Date, all such claims against Metrocall, the reorganized Debtors and Reorganized Metrocall shall be satisfied, discharged and released in full; and


            - all persons and entities shall be precluded from asserting against Metrocall or Reorganized Metrocall or any of their successors or assignees any claims based on any act or omission, transaction, or other activity that occurred prior to confirmation of the Plan.

                3.      BINDING EFFECT

                The provisions of the Plan, if confirmed, will bind all holders of claims and equity interests regardless of whether they accept the Plan or are entitled to vote with respect to the Plan. The distributions provided for in the Plan, if any, will be in exchange for and in complete satisfaction, discharge and release of all impaired claims against and equity interests in Metrocall or any of its assets or properties, including any impaired claim or equity interest accruing after the date of the commencement of the Chapter 11 case and prior to the confirmation date.

        G.      MODIFICATION OF THE PLAN

                Metrocall, subject to limitations contained in the Lock-Up Agreement and Plan Term Sheet, reserves the right to amend or modify the Plan prior to the entry of the confirmation order. Metrocall or Reorganized Metrocall, as the case may be may, upon order of the Bankruptcy Court and consistent with the provisions of the Bankruptcy Code and Bankruptcy Rules, amend or modify the Plan or remedy any defect or reconcile any inconsistency in the Plan as may be necessary to carry out the purpose and intent of the Plan. After the entry of the confirmation order, Metrocall reserves the right to use acceptances obtained with respect to the Plan to confirm any amendments to the Plan to the extent permitted by law.

                Metrocall will re-solicit acceptances of the Plan only if a modification to the Plan adversely changes the treatment of the claim of any creditor or the interest of any stockholder who has not accepted in writing the modification. By voting to accept the Plan, noteholders or stockholders may be deemed to have accepted a modified plan to the extent the Bankruptcy Court determines that the modification does not adversely affect the rights, under the Plan, of such accepting noteholders or stockholders.

                At all times Metrocall reserves the right, in its sole discretion to withdraw the Plan at any time prior to confirmation, in which case the Plan will be deemed to be null and



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void. In such an event, nothing contained in the Plan or this Disclosure
Statement will be deemed to constitute a waiver or release of any claims by or against Metrocall or any other person, nor shall the Plan or this Disclosure Statement prejudice in any manner the rights of Metrocall or constitute an admission, acknowledgment, offer or undertaking by Metrocall in any respects.

        H.      CONFIRMATION STANDARDS

                The Bankruptcy Code sets forth the requirements that must be satisfied to confirm a plan of reorganization. A number of the more significant confirmation requirements are discussed below. Metrocall believes that the Plan complies with each of these requirements.

                1.      GOOD FAITH AND COMPLIANCE WITH LAW

                The Bankruptcy Code requires that a plan of reorganization be proposed in good faith and disclose certain relevant information regarding payments due and the nature of compensation to insiders. Metrocall believes it has satisfied, or will satisfy prior to the date the Plan is approved, these requirements and will seek a ruling to that effect from the Bankruptcy Court in connection with confirmation of the Plan.

                2.      BEST INTERESTS

                The Bankruptcy Code requires that, with respect to each impaired class, each member of such class either:

                -   accepts the Plan; or

                - will receive or retain under the Plan on account of its claim or equity interest property of a value, as of the Effective Date, that is at least equal to the value of the property that such member of the class would receive or retain if Metrocall were liquidated under chapter 7 of the Bankruptcy Code.

                Metrocall believes that the Plan meets this test and will seek appropriate findings from the Bankruptcy Court in connection with the confirmation of the Plan.

                See "Joint Plan of Reorganization Best Interests
Test/Liquidation Analysis" at Section VI.L. of this Disclosure Statement.

                3.      FEASIBILITY

                The Bankruptcy Court must also determine that confirmation of the Plan is not likely to be followed by liquidation or further reorganization of Metrocall. To determine whether the Plan meets this requirement, Metrocall has analyzed its ability to meet its obligations under the Plan. This analysis includes a forecast of financial performance of the restructured company following the reorganization. Such forecast, together with the underlying assumptions, is set forth in Annex 3 to this Disclosure Statement under "Unaudited Combined Metrocall Projections." Based upon such forecast, Metrocall believes that it will have the financial



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capability to satisfy its obligations following the Effective Date. Accordingly,
Metrocall will seek a ruling to that effect in connection with the confirmation of the Plan.

                4.      PLAN ACCEPTANCE

                The Bankruptcy Code requires, subject to certain exceptions, that the Plan be accepted by all impaired classes of claims and equity interests. Classes of claims that are not "impaired" under a plan are deemed to have accepted the plan and are not entitled to vote. A class of claims accepts a plan if the holders of at least 66 2/3% in dollar amount and more than 50% in number of the allowed claims in that class that actually vote on the plan, vote to accept the plan. A class of equity interests accepts a plan if at least 66 2/3% of the allowed interests in that class that actually vote on the plan vote to accept the plan. Holders of claims or equity interests who fail to vote or who abstain will not be counted to determine the acceptance or rejection of the Plan by any impaired class.

        The following classes are impaired and are entitled to vote on the Plan:

        - The Senior Lender Claims - MCall Class 2, MUSA Class 2, MSI Class 2, Mobilfone Class 2, McCaw Class 2, and ANMC Class 2

        -   Metrocall, Inc. GECC Secured Claim - MCall Class 3(A);

        -   Metrocall, Inc. General Unsecured Claims - MCall Class 4;

        -   Metrocall, Inc. Convenience Claims - MCall Class 5; and

        - Intercompany Claims - MCall Class 6, MUSA Class 6, MSI Class 6, Mobilfone Class 6, McCaw Class 6, and ANMC Class 6

The other classes in the Plan are either unimpaired and are thus deemed to have accepted the Plan or are impaired and not receiving any distribution under the Plan in which case they are deemed to have rejected the Plan.

        I. CONFIRMATION OF THE PLAN WITHOUT ACCEPTANCE BY ALL CLASSES OF IMPAIRED CLAIMS

                The Bankruptcy Code provides an exception to the requirement that every class must accept a plan of reorganization. This exception is commonly known as the "cramdown" provision. This provision may allow Metrocall to confirm the Plan even if one or more, but not all, of the impaired classes rejects the Plan. If Metrocall can demonstrate to the Bankruptcy Court that the Plan satisfies the requirements of the "cramdown" provision, each impaired class that voted to reject the Plan would, nonetheless, be bound to the treatment afforded to that class under the Plan.

                To obtain confirmation of the Plan using the "cramdown" provision, Metrocall must demonstrate to the Bankruptcy Court that, as to each impaired class that has rejected the Plan, the treatment afforded to such class under the Plan "does not discriminate unfairly" and is "fair and equitable."



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                In general, a plan does not discriminate unfairly if it provides a treatment to the class that has rejected the plan that is substantially equivalent in value to the treatment that is provided to other classes consisting of claims that have equal rank. In determining whether a plan discriminates unfairly, courts will take into account a number of factors, including the effect of applicable subordination agreements between parties. Accordingly, two classes of unsecured creditors could be treated differently without unfairly discriminating against either class.

                In general, a plan of reorganization is "fair and equitable" to claimants who are:

            - Holders of Senior Lender claims, the plan provides that the Senior Lenders will retain property having a value equal to the amount of its claim. Therefore, to confirm the Plan over the dissent of the Senior Lenders, Metrocall must show that the such holders will receive full payment of their claims under the Plan or holders of claims or interests that are junior to such holders do not receive or retain anything under the Plan on account of their claim or interest; and

            - General unsecured claimants, the plan provides that the general unsecured claimants will retain property having a value equal to the amount of its claim. Therefore, to confirm the Plan over the dissent of the general unsecured claimants, Metrocall must show that the general unsecured claimants will receive full payment of their claims under the Plan or holders of claims or interests that are junior to noteholders do not receive or retain anything under the Plan on account of their claim or interest; and

            - stockholders, the plan provides that the stockholder (1) will retain property equal to the greatest of the allowed amount of any liquidation preference to which such holder is entitled, any redemption price to which such holder is entitled or the value of such interest or (2) no holder of an interest that is junior to the holder will receive any value under the plan of reorganization. Therefore, to confirm the Plan over the dissent of the stockholders of Metrocall, Metrocall must show that the Metrocall, Inc. General Unsecured claimants and the Senior Lenders do not receive under the Plan more than 100% of the amounts due them.

                In the event that any impaired class fails to accept the Plan, Metrocall reserves the right under the Plan (1) to request that the Bankruptcy Court confirm the Plan in accordance with the "cramdown" provision under the Bankruptcy Code and/or (2) to modify the Plan. Any such confirmation would be subject to judicial approval of this solicitation and the Plan, including as required under the "cramdown" provision of the Bankruptcy Code.

        J.      CONSEQUENCES OF INSUFFICIENT VOTES IN FAVOR OF THE PLAN

                If the requisite acceptances to the exchange offer or Plan are not received by the expiration date of the solicitation period specified herein, Metrocall will be forced to evaluate options then available to it. Options available to Metrocall could include:

        -   withdrawal of its Plan;



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

        -   seeking to confirm the Plan as proposed by "cramdown" pursuant to
            Section 1129(b) of the Bankruptcy Code;

        -   seeking to modify the Plan;

        -   extending the solicitation period; and

        - submission of a revised plan of reorganization to the Metrocall stakeholders.

                There can be no assurance that Metrocall would be able to successfully propose and confirm its Plan, that confirmation can be achieved by cramdown or that Metrocall will be able to modify the Plan without re-soliciting to certain Metrocall stakeholders.

                If Metrocall's Plan is rejected and it is unable to successfully propose and confirm a different plan of reorganization, Metrocall might be forced into a liquidation.

        K.      BEST INTERESTS TEST/LIQUIDATION ANALYSIS

                1.      GENERAL

                The Bankruptcy Code requires that each holder of an allowed claim or interest in an impaired class either accept the Plan, or will receive or retain under the Plan on account of the allowed claim or interest property of a value that is not less than the amount that such holder would receive or retain if Metrocall was liquidated under chapter 7 of the Bankruptcy Code. This is the "best interests test". The test considers, hypothetically, the fair salable value of a debtor's assets through liquidation in a chapter 7 bankruptcy proceeding and the value of distributions to creditors and interest holders that would be distributed as a result of such liquidation, often taking into account the costs that would be incurred and the additional liabilities that would arise as a result of the liquidation in such a proceeding.

                If the Plan is not confirmed, and the Chapter 11 case is converted to a case under chapter 7 of the Bankruptcy Code, a trustee would be elected to liquidate Metrocall's assets. The proceeds of the liquidation would be distributed to the respective holders of allowed claims and equity interests in each Metrocall entity in accordance with the priorities established by the Bankruptcy Code. The chapter 7 trustee would be entitled to a percentage fee for the trustee's services which is based upon the total amount of funds disbursed to parties in interest. Pursuant to the Bankruptcy Code, the trustee would be entitled to up to a 25% fee of the first $5,000 disbursed, up to a 10% fee of the amounts disbursed between $5,000 and $50,000, up to a 5% fee of the amount between $50,000 and $1 million, and reasonable compensation not to exceed 3% of the amount disbursed in excess of $1 million. The trustee is also authorized to retain professionals, including accountants and attorneys, to liquidate each of the chapter 7 estates.

                Under chapter 7, a secured creditor whose claim is fully secured would be entitled to full payment, including, without limitation, interest from the proceeds of the sale of its collateral. A secured creditor whose collateral is insufficient to pay its claim in full would be entitled to assert an unsecured claim for its deficiency. Claims entitled to priority under the Bankruptcy Code would be paid in full before any distribution to general unsecured creditors, including, without limitation, the chapter 7 trustee's fee and the amounts due to the professionals retained by the chapter 7 trustee. Funds, if any, remaining after payment of secured claims, the costs of administering the chapter 7 case and liquidation, and priority claims would be distributed pro rata to general unsecured creditors, and, to the extent of any remaining funds, to stockholders.

                Metrocall believes that a liquidation under chapter 7 would result in a substantial diminution of the value of the estate because of:

        - failure to realize the greater going-concern value of Metrocall's assets;

        - the erosion in value of Metrocall's assets in the context of expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail;

        - additional administrative expenses that would be incurred by a chapter 7 trustee and its attorneys, accountants and other professionals to assist such trustees;

        - the potential loss or revocation of Metrocall's NPCS licenses by the FCC;

        - the current economic conditions within the industry that would restrict the number of parties bidding and the value received for Metrocall's assets;

        - additional expenses and claims, some of which would be entitled to priority, that would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of Metrocall's operations; and

        - the costs attributable to the time value of money resulting from what is likely to be a more protracted proceeding than if the Plan is confirmed (because of the time required to liquidate Metrocall's assets, resolve claims and related litigation and prepare for distributions).

                2.      THE LIQUIDATION ANALYSIS

                METROCALL BELIEVES, BASED ON THE ASSUMPTIONS SET FORTH IN THE LIQUIDATION ANALYSIS, THAT METROCALL'S SENIOR LENDERS WOULD RECEIVE APPROXIMATELY 35% OR LESS THAN $49 MILLION ON ACCOUNT OF THEIR CLAIMS WHILE OTHER CREDITORS AND INTEREST HOLDERS WOULD NOT RECEIVE ANY DISTRIBUTION ON ACCOUNT OF THEIR CLAIMS OR INTERESTS IN THE EVENT OF A LIQUIDATION OF METROCALL'S ASSETS. THEREFORE, THE VALUE OF THE DISTRIBUTIONS OFFERED TO THE MEMBERS OF EACH CLASS OF IMPAIRED CLAIMS UNDER THE PLAN WILL BE SUBSTANTIALLY GREATER THAN THE DISTRIBUTION SUCH CREDITORS WOULD RECEIVE IN A LIQUIDATION UNDER CHAPTER 7.

                Underlying any liquidation analysis that would be offered by Metrocall are a number of estimates and assumptions that, although developed and considered reasonable by Metrocall's management, are inherently subject to economic and competitive uncertainties and contingencies that are beyond Metrocall's control. Accordingly, there can be no assurance that the values assumed in the liquidation analysis would be realized if Metrocall was in fact liquidated. In addition, any liquidation that would be undertaken would necessarily take place in future circumstances which cannot currently be predicted. Accordingly, while the liquidation analysis is necessarily presented with numerical specificity, if Metrocall was in fact liquidated, the actual liquidation proceeds would likely vary from the amounts set forth below. Such actual liquidation proceeds could be materially lower, or higher, than the amounts set forth below and no representation or warranty can be or is being made with respect to the actual proceeds that could be received in a chapter 7 liquidation. The liquidation analysis has been prepared solely for purposes of estimating the proceeds available to creditors and equity interests and does not represent values that may be appropriate for any other purpose. Nothing contained in the liquidation analysis is intended or may constitute a concession or admission of Metrocall for any other purpose.

                If Metrocall had the raw data necessary to perform this liquidation analysis, it would likely do so on an asset liquidation basis, because Metrocall cannot anticipate how such a liquidation may affect the values of Metrocall's FCC licenses. Conversion of the case to Chapter 7 will constitute an involuntary assignment of Metrocall's FCC licenses from Metrocall to the trustee; that involuntary assignment will require regulatory filings. Additionally, the sale of any or all of the licenses from the trustee to the ultimate purchaser or purchasers will require prior FCC approvals, which would impose additional regulatory costs and delays.

                Metrocall's liquidation analysis assumes that Metrocall's assets would be broken up and sold by a chapter 7 trustee irrespective of their current use. Some of Metrocall's assets when broken up may not be able to be sold or may realize minimal proceeds. To the extent that Metrocall's liquidation results in a revocation of its current NPCS licenses by the FCC, the liquidation analysis set forth below would be reduced accordingly.

METROCALL, INC.
LIQUIDATION ANALYSIS
($ in millions)

                                                            ESTIMATED RECOVERY
LIQUIDATION VALUE                                                PROCEEDS
Value Available for Distribution
                                                            ------------------

Cash and Cash Equivalents                                        $   21.5
Accounts Receivable                                                  18.9
Paging Infrastructure                                                 2.7
Telecommunication Installations                                       0.3
Re-frequency Equipment                                                0.0
Paging Equipment                                                      5.4
FCC Licenses(24)                                                      4.7
Land                                                                  0.1
Buildings and Improvements                                            0.4
Furniture, Office Equipment, and Vehicles                             1.2
Other Assets(25)                                                      0.3
                                                                 --------
Total Liquidation Proceeds                                           55.5

Less: Chapter 7 costs for liquidation(26)                           ($7.0)
                                                                 --------
Net Proceeds Available for Distribution to Secured Debt              48.5
                                                                 --------

SECURED CLAIMS

Secured Debt                                                     $  133.0
Accrued Interest                                                      0.1
Other                                                                 5.0
                                                                 --------
   Total Secured Debt                                            $  138.0
Less: Distribution to the Secured Debt                              (48.5)
                                                                 --------
   Deficiency claim (flow to Metrocall, Inc.)                        89.5
Recovery to Secured Debt                                             35.1%


GENERAL UNSECURED CLAIMS

Senior Subordinated 9 3/4% Notes                                 $  171.3
Senior Subordinated 10 3/8% Notes                                   135.0
Senior Subordinated 11 7/8% Notes                                     0.2
Senior Subordinated ProNet Notes                                     93.0
Senior Subordinated 11% Notes                                       227.4
                                                                 --------
   Total Unsecured Debt                                             626.8
Total Accrued Interest                                              111.8
Other general unsecured claims                                       73.9
                                                                 --------
   Total Unsecured Claims                                        $  812.5
Less: Distribution to General Unsecured Claims                        0.0
                                                                 --------
   Deficiency Claim                                              $  812.5
Recovery to Unsecured Debt                                            0.0%

------------------------
THE LIQUIDATION ANALYSIS HAS BEEN PREPARED ON A SUBSTANTIVE CONSOLIDATION BASIS IN LIGHT OF THE FACT THAT THE BANK DEBT IS SECURED BY LIENS ON ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF METROCALL AND EACH OF ITS SUBSIDIARIES DEBTORS, AND THE AGGREGATE NET LIQUIDATION PROCEEDS DO NOT EXCEED THE AGGREGATE AMOUNT OF BANK DEBT OUTSTANDING. THEREFORE, THE RESULTS, WHETHER ANALYZED ON A SUBSTANTIVE CONSOLIDATION BASIS OR NON CONSOLIDATED BASIS, ULTIMATELY ARE THE
SAME: ALL OF THE NET PROCEEDS WOULD GO TO THE PREPETITION SECURED BANK DEBT.

(24)    As of 12/31/2001, all FCC licenses have been written down to $0.

(25)    Other assets include other office equipment and deposits.

(26) Includes Chapter 7 Trustee fees calculated in the amount of $2.0MM, professional fees in the amount of $2.0mm, and wind down costs of $3.0mm to be paid out of creditors collateral.

CHAPTER 7 ADMINISTRATIVE CLAIMS

Chapter 7 trustee fees                         $  2.0
Wind-down costs                                   3.0
Professional fees-Secured creditors               2.0
Professional fees-Unsecured creditors             2.0
                                               ------
                                                  9.0
                                               ------

CHAPTER 11 ADMINISTRATIVE AND PRIORITY CLAIMS

Professional Fees                                      $  3.3
Costs of administration(27)                              20.0
Priority claims(28)                                       0.0
                                                       ------
                                                         23.3
                                                       ------

THE PLAN PROVIDES FOR DISTRIBUTIONS TO HOLDERS OF METROCALL CLASS 2 SECURED CLAIMS, METROCALL CLASS 3 OTHER SECURED CLAIMS, METROCALL GECC CLASS 3(A) METROCALL CLASS 4 GENERAL UNSECURED CLAIMS, METROCALL CLASS 5 CONVENIENCE CLAIMS AND SUBSIDIARY CLASS 7 EQUITY INTERESTS. METROCALL BELIEVES THAT IN THE EVENT OF A LIQUIDATION UNDER CHAPTER 7, THE PROCEEDS AVAILABLE FOR DISTRIBUTION TO CREDITORS WOULD BE INSUFFICIENT TO MAKE SUCH DISTRIBUTIONS. THE HOLDERS OF EQUITY INTERESTS IN METROCALL, INC., IN THE EVENT OF A LIQUIDATION WOULD NOT BE ENTITLED TO A DISTRIBUTION AND ARE NOT, THEREFORE, TREATED DISPARATELY UNDER THE PLAN.

VIII. MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

                The following discussion is a summary of certain anticipated federal income tax consequences of the transactions proposed in the plan to the debtors and to the holders of claims against or interests in the debtors. The summary is provided for informational purposes only and is based on the internal revenue code of 1986, as amended ("tax code"), the treasury regulations promulgated thereunder, other administrative and judicial authorities, all as in effect as of the date of this disclosure statement and all of which are subject to change, possibly with retroactive effect.

                The summary does not address all aspects of federal income taxation that may apply to a particular holder of a claim or interest in light of such holder's particular facts and circumstances or to certain types of holders of claims or interests subject to special treatment under the tax code (such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations and holders who received claims or interests in connection with the performance of services) and also does not discuss any aspects of state, local, or foreign taxation. The summary does not address the federal income tax consequences to holders whose claims are unimpaired under the plan or whose claims will be paid in full in cash upon consummation of the plan.

                This summary assumes that each holder of a claim holds such claim as a capital asset and is, for u.s. federal income tax purposes, either a citizen or resident of the united states, a


------------------------
(27) Includes liabilities incurred during the Chapter 11 operations and costs arising out of the termination of all employees. These expenses are pari passu with Chapter 11 professional fees.

(28)    Includes prepetition unpaid severance claims and prepetition tax claims.

corporation organized under the laws of the united states or any state, an estate the income of which is subject to u.s. federal income tax regardless of its source or a trust the administration of which is subject to the primary supervision of a u.s. court and with respect to which one or more u.s. persons have the authority to control all substantial decisions.

                No ruling will be sought from the internal revenue service ("service") with respect to any of the tax aspects of the plan and no opinion of counsel has been obtained by the debtors with respect to such consequences. Accordingly, each holder of a claim or interest is strongly urged to consult with its tax advisor regarding the federal, state, local, and foreign tax consequences of the plan.

        A. FEDERAL INCOME TAX CONSEQUENCES TO REORGANIZED METROCALL

Discharge Of Indebtedness Income

                A corporation generally must include in its gross income the amount of any of its indebtedness that is cancelled or discharged in exchange for consideration that has a fair market value or issue price that is less than the adjusted issue price of the indebtedness. The amount a corporation is required to include in income as a result of cancellation of its indebtedness is known as cancellation of debt income ("COD income"). A corporation is not required to include COD income in its gross income for tax purposes, however, if the discharge of indebtedness occurs pursuant to a plan approved by a court in a case under the Bankruptcy Code. Instead, the amount that would have been treated as COD income if not for the bankruptcy exception must be applied to reduce certain of the corporation's tax attributes. The tax attributes that must be reduced are, first, the corporation's net operating loss carryovers ("NOL carryovers"), then its general business credit carryovers, its minimum tax credit carryovers, its capital loss carryovers, its basis in property, and finally its foreign tax credit carryovers.

                The consummation of the Plan will cause Metrocall to realize a substantial amount of COD income. Under the rules described above, however, Reorganized Metrocall will not be required to include the COD income in its gross income for tax purposes, but will be required to reduce its tax attributes by the amount of COD income that was not included in its gross income. It is expected that the attribute reduction will eliminate all or substantially all of Metrocall's NOL carryovers. A relatively small amount of NOL carryovers exist in one of Metrocall's Subsidiaries. Although the matter is not free from doubt, those NOL carryovers may not be required to be eliminated and could, therefore, be available to offset future taxable income.

                In addition, Metrocall will be required to reduce the tax basis in its assets as a result of the exclusion of COD income from Metrocall's gross income. The tax basis reduction is required on the first day of the taxable year following the year in which the discharge of indebtedness occurs. The discharge will occur on the Effective Date of the Plan. On the first day of the following year, the only assets held by Reorganized Metrocall will be stock in its Subsidiaries. Accordingly, Reorganized Metrocall will be required to reduce or eliminate its tax basis in the stock of its Subsidiaries at the start of the taxable year that begins after the Effective Date.

Possible Limitations On NOL Carryforwards And Other Tax Attributes

                The issuance of New Preferred Stock and New Common Stock pursuant to the Plan will result in an "ownership change" of Reorganized Metrocall and its Subsidiaries for purposes of Section 382 of the Tax Code. In general, the result of such an ownership change is that a corporation's ability to use NOL carryovers that arose in periods prior to the ownership change to offset future taxable income is subject to an annual limitation. The annual limitation may also apply to restrict the corporation's ability to use certain losses or deductions that are "built-in" (i.e., economically accrued but unrecognized) as of the date of the ownership change to offset taxable income in periods after the ownership change. The limitation applies in cases in which the corporation has "net unrealized built-in loss" as defined in the Tax Code. The annual limitation on a corporation's ability to use NOL carryovers and built-in losses and deductions to offset income in periods after the ownership change is known as the "Section 382 limitation". If Reorganized Metrocall and its Subsidiaries were to be subject to the Section 382 limitation, it is not expected that the limitation on the use of NOL carryovers would be material because all or substantially all of Reorganized Metrocall's NOL carryovers are expected to be eliminated under the COD income rules described above. It is possible, however, that Reorganized Metrocall would be treated as having "net unrealized built-in loss" on the Effective Date. In that case, the amount of depreciation and amortization deductions to which Reorganized Metrocall and its Subsidiaries would be entitled with respect to certain of their assets would be reduced in the five-year period after the Effective Date. If those deductions were reduced, Reorganized Metrocall could have material additional tax liability during that five-year period.

                Under a special rule that applies to ownership changes that occur in bankruptcy cases, however, the Section 382 limitation would not apply to Reorganized Metrocall if the shareholders and certain creditors, known as "Qualified Creditors", of Metrocall own at least 50% of the voting power and value of the stock of Reorganized Metrocall immediately after the Effective Date as a result of being shareholders and creditors of Metrocall on the Effective Date. The special exception is called the "Section 382(l)(5) exception". If the
Section 382(l)(5) exception were to apply to Reorganized Metrocall, the Section 382 limitation would not apply in taxable years after the Effective Date, but
(i) Reorganized Metrocall would be required to reduce its NOL carryovers by the amount of certain interest payments on indebtedness exchanged for stock under the Plan and (ii) Reorganized Metrocall would be subject to a Section 382 limitation of zero if it were to experience another ownership change within two years after the Effective Date. The reduction in NOL carryovers would not be expected to affect Reorganized Metrocall because all or substantially all of its NOL carryovers are expected to be eliminated as a result of the COD income rules described above. The imposition of a Section 382 limitation of zero in the event of an ownership change within two years of the Effective Date is discussed below.

                The shareholders of Metrocall will not receive any stock of Reorganized Metrocall in the Plan, so Qualified Creditors of Metrocall would have to receive at least 50% of the stock of Reorganized Metrocall to satisfy the requirements for the Section 382(l)(5) exception. A Qualified Creditor is generally a creditor who has either held its debt for at least 18 months prior to the date Metrocall filed its petition under the Bankruptcy Code (and continues to hold such debt until the Effective Date) or who holds a debt that arose in the ordinary course of Metrocall's business and has held such debt for the entire period the debt has existed. In addition, under rules contained in the Treasury Regulations issued under Section 382 of the Tax Code, certain creditors can be treated as Qualified Creditors without regard to the period such creditors have held debt of Metrocall.

                REORGANIZED METROCALL EXPECTS TO QUALIFY FOR TREATMENT UNDER THE
SECTION 382(L)(5) EXCEPTION. WHETHER IT QUALIFIES FOR THE EXCEPTION DEPENDS, IN PART, ON THE RELATIVE VALUES OF THE NEW COMMON STOCK AND THE NEW PREFERRED STOCK AND CERTAIN OTHER FACTUAL MATTERS. THE INTERNAL REVENUE SERVICE COULD CHALLENGE REORGANIZED METROCALL'S ELIGIBILITY FOR SUCH TREATMENT, AND THERE CAN NOT BE ANY ASSURANCE THAT SUCH A CHALLENGE WOULD NOT SUCCEED. IF REORGANIZED METROCALL DOES QUALIFY FOR THE SECTION 382(L)(5) EXCEPTION, HOWEVER, IT WOULD NOT BE SUBJECT TO THE BUILT-IN LOSS AND DEDUCTION RULES AND THEREFORE WOULD NOT BE REQUIRED TO REDUCE ITS DEPRECIATION AND AMORTIZATION DEDUCTIONS IN THE FIVE-YEAR PERIOD AFTER THE EFFECTIVE DATE. REORGANIZED METROCALL WOULD BE SUBJECT TO A SECTION 382 LIMITATION OF ZERO IF IT WERE TO EXPERIENCE ANOTHER OWNERSHIP CHANGE WITHIN TWO YEARS AFTER THE EFFECTIVE DATE, THE EFFECT OF WHICH WOULD BE TO MAKE REORGANIZED METROCALL INELIGIBLE FOR SECTION 382(L)(5) TREATMENT AND, PERHAPS, TO REQUIRE REDUCTIONS IN ITS DEPRECIATION AND AMORTIZATION DEDUCTIONS FOR THE REMAINING PORTION OF THE FIVE-YEAR PERIOD AFTER THE EFFECTIVE DATE. TO AVOID THE POSSIBLE ADVERSE EFFECT OF AN OWNERSHIP CHANGE IN THE TWO-YEAR PERIOD AFTER THE EFFECTIVE DATE, THE CERTIFICATE OF INCORPORATION OF REORGANIZED METROCALL WILL CONTAIN RESTRICTIONS ON THE ABILITY OF ITS SHAREHOLDERS TO TRANSFER NEW COMMON STOCK AND NEW PREFERRED STOCK THAT ARE DESIGNED TO INSURE TO THE GREATEST EXTENT PRACTICABLE THAT AN OWNERSHIP CHANGE WILL NOT OCCUR DURING THAT PERIOD.

        B. FEDERAL INCOME TAX CONSEQUENCES TO CLAIM HOLDERS

Senior Lender Claims

                Exchange of Claims. The Senior Lender Claims will be exchanged for the Senior Secured Notes, the Senior Secured PIK Notes and shares of New Preferred Stock and New Common Stock (all such Notes and Stock issued to holders of such Claims will be referred to as the "Senior Lender Consideration"). The Federal income tax treatment of that exchange to the holders of the Senior Lender Claims depends on whether such Claims are characterized as "securities" for Federal income tax purposes.

                The term "security" is not defined in the Tax Code or the Treasury Regulations, so the determination as to whether a debt instrument constitutes a "security" must be made based on standards established in judicial decisions, which generally consider a broad range of facts and circumstances and which do not always produce consistent results. While the matter is not free from doubt, Metrocall believes that the Senior Lender Claims do not constitute "securities" for Federal income tax purposes. Holders of Senior Lender Claims should consult their own tax advisors regarding whether such Claims should be treated as "securities" for Federal income tax purposes. The remainder of this discussion is based on the assumption that such Claims should not be so characterized.

                Based on the foregoing, each holder of Senior Lender Claims who exchanges such Claims for the Senior Lender Consideration should recognize capital gain (or loss) for Federal income tax purposes equal to the amount by which (i) the sum of (a) the issue price (as described below) of the Senior Secured Notes and the Senior Secured PIK Notes received by such Claim holder and
(b) the fair market value of the New Preferred Stock and New Common Stock received by such Claim holder, in each case not taking into account any of such Senior Lender Consideration that is deemed to be received in exchange for accrued and unpaid interest, exceeds (or is less than) (ii) such Claim holder's adjusted tax basis in its Senior Secured Claims.

                The extent to which the Senior Lender Consideration is deemed to have been received in exchange for accrued and unpaid interest is uncertain. Metrocall intends to take the position that the Senior Lender Consideration received in exchange for Senior Lender Claims should be allocated first to the original issue price of the debt that gave rise to such claims and thereafter to accrued and unpaid interest on such debt. The Service could contend, however, that some portion of the Senior Lender Consideration should be treated as having been received in exchange for accrued and unpaid interest. In any event, each Senior Secured Claim holder should be entitled to an ordinary loss to the extent such holder included accrued and unpaid interest in its taxable income and the amount so included exceeds the amount, if any, of the Senior Lender Consideration allocated to accrued and unpaid interest.

                Issue Price and Basis. The issue price of the Senior Secured Notes and the Senior Secured PIK Notes depends on whether such Notes (or the Claims for which they are exchanged) are "traded on an established market" within the meaning of Section 1.1273-2(f) of the Treasury Regulations promulgated under the Tax Code (the "Treasury Regulations"). It is unlikely that such Notes (or such Claims) would be treated as "traded on an established market" under the Treasury Regulations, and the remainder of this discussion assumes that neither such Notes nor such Claims would be so treated.

                Based on the foregoing, the issue price of the Senior Secured Notes and the Senior Secured PIK Notes should equal their respective stated principal amounts. Such issue price would be used to determine a Senior Secured Claim holder's gain or loss on receipt of the Senior Lender Consideration (as described above). In addition, such holder's initial tax basis in its Senior Secured Notes and Senior Secured PIK Notes should equal the issue price of such Notes.

                Market Discount. A holder of Senior Secured Claims that acquired the Metrocall Senior Secured debt that gave rise to such Claims subsequent to the debt's original issuance with more than a de minimis amount of market discount will be required to characterize as ordinary income any gain recognized on the exchange of such Claims for Senior Lender Consideration to the extent of the accrued market discount with respect to such debt, unless such holder has previously elected to include market discount in income on a current basis.

Subordinated Noteholder Claims

                Exchange of Claims. The holders of Subordinated Noteholder Claims will exchange their Claims for New Preferred Stock and New Common Stock. The Federal income tax treatment of that exchange depends on whether such Claims are treated as "securities" for Federal income tax purposes. As described above, it is not possible to determine with certainty whether any particular instrument is a "security" for tax purposes. Nevertheless, while the matter is not free from doubt, Metrocall believes that the Subordinated Noteholder Claims should be treated as "securities" for Federal income tax purposes. Holders of such Claims should consult their own tax advisors regarding the treatment of such Claims as "securities". The remainder of this discussion assumes that the Subordinated Noteholder Claims would be so treated.

                Based on the above, the exchange of the Subordinated Noteholder Claims for New Preferred Stock and New Common Stock should be treated as a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Tax Code. Accordingly, holders of Subordinated Noteholder Claims would not recognize any gain or loss with respect to such exchange. In addition, each holder's aggregate initial basis in its New Preferred Stock and New Common Stock for tax purposes would be equal to such holder's tax basis in the Subordinated Noteholder Claims exchanged therefor. Such aggregate tax basis would be allocated between the New Preferred Stock and the New Common Stock based on the relative fair market values of each type of stock.

Other Claims and Interests

                Each holder of other Claims and Interests will generally recognize gain (or loss) equal to the amount by which the amount of cash or fair market value of other property, if any, such holder receives in respect of such Claims or Interests exceeds such holder's adjusted tax basis in its Claims or Interests. For example, the Allowed Common Stock Interests will be cancelled and extinguished as a result of confirmation of the Plan and the holders of such Interests will not receive any distribution in respect of such Interests. Accordingly, each holder of Allowed Common Stock Interests will recognize a capital loss for Federal income tax purposes in an amount equal to such holder's adjusted tax basis, if any, in its Allowed Common Stock Interests.

        C. OWNERSHIP AND DISPOSITION OF SENIOR SECURED NOTES, SENIOR SECURED PIK NOTES, NEW PREFERRED STOCK AND NEW COMMON STOCK.


Senior Secured Notes

                As described above, it is expected that the issue price of the Senior Secured Notes will equal the stated principal amount of those Notes. If that is the case, the Senior Secured Notes should not be treated as having "original issue discount" ("OID") for Federal income tax purposes, and holders of such Notes would include interest paid or accrued with respect to such Notes in their taxable income in accordance with their regular method of tax accounting. In addition, subject to the discussion of market discount below, a holder of Senior Secured Notes would generally recognize gain (or loss) on a sale or other taxable disposition of such holder's Senior Secured Notes equal to the amount by which the amount realized on such sale or



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disposition (other than any portion of such amount realized treated as received in exchange for accrued and unpaid interest) exceeds (or is less than) such holder's tax basis in such Notes (other than any portion of such tax basis attributable to accrued and unpaid interest).

Senior Secured PIK Notes

                In general, debt obligations are treated as issued with OID if the "stated redemption price at maturity" of the debt exceeds its "issue price" by more than a de minimis amount. The "stated redemption price at maturity" of an obligation is defined as all payments due on the obligation other than payments of "qualified stated interest". "Qualified stated interest" means interest that is unconditionally payable in cash or property (other than debt of the issuer) at least annually at a single fixed rate or certain variable rates. Accordingly, interest that may be paid in-kind does not constitute "qualified stated interest," and an obligation that permits in-kind interest payments will generally be issued with OID.

                It is expected that the issue price of the Senior Secured PIK Notes will equal the stated principal amounts of those Notes. Nevertheless, the Senior Secured PIK Notes will be treated as having been issued with OID for Federal income tax purposes because Reorganized Metrocall may make certain payments of interest on such Notes in-kind and thus none of the interest paid on such Notes will constitute "qualified stated interest".

                While it is certain that the Senior Secured PIK Notes will be issued with OID, certain aspects of the application of the OID rules to those Notes are uncertain. For example, it is not clear how the OID rules apply to obligations, such as the Senior Secured PIK Notes, that allow the issuer to pay interest in kind only in certain circumstances rather than at the issuer's sole option. Reorganized Metrocall intends to take the position, however, that the Senior Subordinated PIK Notes, together with any additional Notes that will be issued as payment of interest on such Senior Subordinated PIK Notes (any such additional Notes, the "Interest Notes") will be treated as a single debt instrument, that the first payment of cash interest under the Notes will occur on June 30, 2004, and that stated principal payments will be made in accordance with the amortization schedule (i.e., that no mandatory prepayments will occur under the "cash sweep" provision of the Notes). Reorganized Metrocall also intends to take the position that, assuming the Senior Secured PIK Notes are issued on October 1, 2002, such single debt instrument would require aggregate payments of $3,716,431.38 on June 30, 2004 (representing the $3 million principal payment due on that date plus the cash interest due on that date assuming the Senior Secured Notes have been retired by then), $2,626,431.38 on September 30, 2004 (representing the $2 million principal payment due on that date plus the cash interest due assuming the Senior Secured Notes have been retired by then), and $19,447,477.29 on December 31, 2004 (representing the remaining stated principal amount due and all accrued and unpaid interest due based on the assumption that the first cash interest payment was made on June 30, 2004).

                If the treatment described in the preceding paragraph is correct, each holder of a Senior Secured PIK Note would be required to include in income the "daily portions" of OID with respect to such Note for each day in such holder's taxable year in which it held such Note. The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Each holder may choose an accrual period of



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

any length (and may vary the length of the accrual period over the term) as long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period. The amount of OID allocable to an accrual period with respect to a Senior Secured PIK Note is the excess of (i) the product of the Senior Secured PIK Note's "adjusted issue price" at the beginning of such accrual period and its yield to maturity (adjusted for the length of the accrual period) over (ii) the amount of any qualified stated interest payments allocable to the accrual period. The "adjusted issue price" of a Senior Secured PIK Note at the start of any accrual period is equal to its issue price, increased by accrued OID for each prior accrual period and reduced by any prior payments with respect to the Notes.

                The consequence of the rules just described is that holders of the Senior Secured PIK Notes should be required to accrue OID based on a yield to maturity of 12% per annum, compounded quarterly, in increasing amounts through June 30, 2004, after which date OID would continue to accrue based on a 12% yield to maturity but would be reduced in amount as a result of the partial stated principal payments on June 30 and September 30, 2004. Holders will be required to include such OID in income each taxable year despite the fact that the first cash payment with respect to the Senior Secured PIK Notes is not scheduled to occur until June 30, 2004. Holders will not be required to include any additional amounts in their income, however, as a result of the receipt of cash payments under the Senior Secured PIK Notes or as a result of the receipt of Interest Notes.

                If the issue price of the Senior Secured PIK Notes is determined to be an amount different from the stated principal amount of such Notes, the Notes could be subject to the OID rules that apply to "contingent payment debt instruments". Those rules could apply because the Senior Secured PIK Notes require mandatory prepayments in certain circumstances and, if the issue price of those Notes varies from their stated principal amount, the yield of the Notes would vary depending on the timing of any mandatory prepayments. Holders should consult their tax advisors as to the possible application of the OID rules for contingent payment debt instruments.

Market Discount

                If a holder's tax basis in a Senior Secured Note is less than its stated principal amount, or a holder's tax basis in a Senior Secured PIK
Note is less than the Note's "revised issue price," the difference will generally be treated as market discount (unless the difference is less than a specified de minimis amount). For this purpose, the "revised issue price" of a Senior Secured PIK Note should equal its issue price, increased by OID accrued with respect to such Note for all prior periods and reduced by all prior cash payments with respect to such Note.

                Unless a holder has previously elected to include market discount in income on a current basis, such holder will be required to treat any principal payment on, or any gain recognized on the disposition of, a Senior Secured Note or a Senior Secured PIK Note as ordinary income to the extent of accrued market discount on such Note not previously included in income with respect to such Note. In addition, such a holder may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such a Note until the Note matures or such holder disposes of the Note.



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

                Market discount generally accrues ratably unless a holder has elected to accrue market discount using a constant yield method.

Premium and Acquisition Premium

                If a holder's tax basis in a Senior Secured Note exceeds the stated principal amount of such Note, such holder will be treated as having acquired the Note at a premium and will generally be entitled to elect to amortize such premium. The premium is generally treated as a reduction in the amount of qualified stated interest required to be included in with respect to each accrual period. The amount of premium allocable to each accrual period (and therefore treated as a reduction in the amount of interest required to be included in income with respect to such period) is generally determined using a constant yield method.

                If a holder's tax basis in a Senior Secured PIK Note is greater than the adjusted issue price of such Note, such holder generally will be treated as having acquired such Note with "acquisition premium". As a result, such holder will be permitted to reduce the amount of OID that is treated as accruing with respect to each accrual period with respect to such Note. The amount of the reduction with respect to any accrual period is the product of (i) the amount of OID that would accrue with respect to such accrual period in the absence of any acquisition premium and (ii) a fraction, the numerator of which is the excess of such holder's tax basis in such Note immediately after its acquisition by the holder over the adjusted issue price of the Note at such time and the denominator of which is the excess of the sum of all payments due under such Note after the date of acquisition over the Note's adjusted issue price on such date.

Backup Withholding and Information Reporting

                Certain non-corporate holders of Senior Secured Notes, Senior Secured PIK Notes, New Preferred Stock or New Common Stock may be subject to backup withholding, at a rate that is presently 30% but that is scheduled to be reduced progressively to 28% by 2006, on the payment of principal, premium, if any, and interest on a Senior Secured Note or a Senior Secured PIK Note, payment of dividends on the New Preferred Stock or New Common Stock, and payments of the proceeds of the sale of a Senior Secured Note, a Senior Secured PIK Note, New Preferred Stock or New Common Stock. Backup withholding will not apply, however, to a holder who (1) furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on IRS Form W-8BEN or substantially similar form, or (3) is otherwise exempt from backup withholding. If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the Internal Revenue Service. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE PLAN.



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IX.     MISCELLANEOUS

        A.      WHERE YOU CAN FIND MORE INFORMATION

                Metrocall files reports, proxy statements and other information with the SEC as required by applicable law.

                You can find, copy and inspect information filed by Metrocall, with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's Northeast Regional Offices at 233 Broadway, New York, New York, 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of information filed by Metrocall with the SEC at prescribed rates by writing to the Securities and Exchange Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. You can review Metrocall's electronically filed reports, proxy and information statements on the Securities and Exchange Commission's world wide web site at http://www.sec.gov. Metrocall's common stock trades on the OTC Bulletin Board under the symbol "MCLLQ". Therefore, you can inspect reports, proxy statements and other information concerning Metrocall at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Metrocall maintains a world wide web site at http://www.Metrocall.com.

                YOU MAY REQUEST A COPY OF METROCALL'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AT NO COST, BY WRITING OR TELEPHONING METROCALL AT THE RESPECTIVE FOLLOWING ADDRESS:

                                 METROCALL, INC.
                              6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                            ATTN: INVESTOR RELATIONS
                            TELEPHONE: (703) 768-6650

        B.      INCORPORATION OF DOCUMENTS BY REFERENCE

                All documents and reports filed by Metrocall pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Disclosure Statement are incorporated by reference in this Disclosure Statement and will be deemed a part of this Disclosure Statement from the dates of filing of such documents or reports.

                Statements contained in subsequently filed documents incorporated or deemed to be incorporated by reference will modify and supersede statements in the Disclosure Statement or in any previously filed documents to the extent the new information differs from the old information. Any statements modified or superseded will no longer constitute a part of this Disclosure Statement in their original form.



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        C.      THE INFORMATION AGENT

                If you have any additional questions, or need additional copies of this Disclosure Statement, or any other related materials, please contact the Information Agent at the address or telephone number as listed below.

                        BANKRUPTCY MANAGEMENT CORP.
                        ATTN: METROCALL CLAIMS AGENT
                        P.O. BOX 952
                        EL SEGUNDO, CA  90245-1033

II.     CONCLUSION

                Metrocall believes that confirmation of the Plan is in the best interests of creditors and equity holders. Accordingly, Metrocall urges each of its impaired classes of claims to vote to accept the Plan by returning their ballots, in accordance with their applicable voting instructions, before the September 4, 2002 voting deadline.



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

Dated: July 18, 2002


                           Metrocall, Inc., a Delaware Corporation


                           By:  /s/ Vincent D. Kelly
                                ------------------------------------------------
                                Name:  Vincent D. Kelly
                                Title: Executive Vice President, Chief Financial
                                       Officer, Chief Operating Officer and
                                       Treasurer

                           Metrocall USA, Inc.


                           By:  /s/ Vincent D. Kelly
                                ------------------------------------------------
                                Name:  Vincent D. Kelly
                                Title: Chief Financial Officer
                                       Chief Operating Officer



                           McCaw RCC Communications, Inc.


                           By:  /s/ Vincent D. Kelly
                                ------------------------------------------------
                                Name:  Vincent D. Kelly
                                Title: Chief Financial Officer
                                       Chief Operating Officer


                           MSI, Inc.


                           By:  /s/ Vincent D. Kelly
                                ------------------------------------------------
                                Name:  Vincent D. Kelly
                                Title: Chief Financial Officer
                                       Chief Operating Officer

                           Mobilfone Service, L.P.


                           By:  /s/ Vincent D. Kelly
                                ------------------------------------------------
                                Name:  Vincent D. Kelly
                                Title: Chief Financial Officer
                                       Chief Operating Officer

                           Advanced Nationwide Communications Corporation


                           By:  /s/ Vincent D. Kelly
                                ------------------------------------------------
                                Name:  Vincent D. Kelly
                                Title: Chief Financial Officer
                                       Chief Operating Officer



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

     DISCLOSURE STATEMENT ANNEX 1 : METROCALL'S PRE REORGANIZATION CORPORATE
                                   STRUCTURE










                          [METROCALL, INC. FLOWCHART]

















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

     DISCLOSURE STATEMENT ANNEX 2: METROCALL'S PROPOSED CORPORATE STRUCTURE






                      [METROCALL HOLDINGS, INC. FLOWCHART]















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